Public Utilities Commission


                             DE 99-099


                          PSNH  Proposed
                      Restructuring Settlement


                         Order No. 23,443

                          April 19, 2000








                      Douglas L. Patch, Chairman
                      Susan S. Geiger, Commissioner
                      Nancy Brockway, Commissioner







                           TABLE OF CONTENTS

I.   INTRODUCTION

II.   BACKGROUND

III.   PROCEDURAL HISTORY

IV.   SUMMARY OF THE SETTLEMENT AGREEMENT:

V.   POSITIONS OF THE NON-SETTLING PARTIES AND NON-SETTLING STAFF-Generally36

A.   Representative Jeb Bradley
B.   Representative Gary Gilmore
C.   THINK - New Hampshire
D.   Business and Industry Association of New Hampshire
E.   Cabletron Systems, Inc.
F.   Great Bay Power Company
G.   PJA Energy Systems Design
H.   Office of Consumer Advocate
I.   New England Power Co. & Granite State Electric Co.
J.   City of Manchester
K.   Seacoast Anti-Pollution League
L.   Conservation Law Foundation
M.   Save Our Homes Organization/Community Action Programs
N.   Campaign for Ratepayers' Rights
P.   New Hampshire Consumers Utility Cooperative
Q.   Staff Advocates

VI.   POSITIONS OF NON-SETTLING PARTIES BY ISSUE

A.   BENCHMARKING
1.   Parties other than Staff
2.   Staff Advocates And Non-settling Staff
B.   RECOVERY OF STRANDED COSTS
1.   Parties other than Staff
2.   Staff Advocates and Non-Settling Staff
C.   DIVESTITURE AND AUCTION
1.   Parties other than Staff
2.   Staff Advocates and Non-Settling Staff
D.   TRANSITION SERVICE
1.   Parties other than Staff
2.   Staff Advocates and Non-Settling Staff
E.   SECURITIZATION
1.   Parties other than Staff
F.   NU MERGER WITH CONSOLIDATED EDISON
1.   Parties other than Staff
G.   ENVIRONMENT AND SYSTEM BENEFITS
1.   Parties other than Staff
H.   RECLASSIFICATION OF TRANSMISSION AND DISTRIBUTION ASSETS
1.   Parties other than Staff
I.   COST ALLOCATION AND RATE DESIGN
1.   Parties other than Staff

VII.   POSITIONS OF THE SETTLING PARTIES:127

A. Settling Staff and Governor's Office of Energy and Community Services 7 Recovery of Stranded Costs
Transition Service and Rates
Transmission and Distribution Service and Rates
Rate Design
Securitization
Northeast Utilities/Consolidated Edison Merger
Divestiture and Auction
Environment and Energy Efficiency
Benchmarking
Other Issues

B.   Public Service Company of New Hampshire
Recovery of Stranded Costs
Transition Service and Rates
Transmission and Distribution Service and Rates
Rate Design
Securitization
Merger
Divestiture and Auction
Environment and Energy Efficiency
Benchmarking
Rate Agreement as Contract
Great Bay Power Corp.
Return on Equity
Millstone 3
Loan Fund
Seabrook Divestiture
Transmission and Distribution

VIII.   COMMISSION ANALYSIS

A.   AUTHORITY TO CONSIDER SETTLEMENT
B.   STANDARD OF REVIEW
C.   BENCHMARKING ANALYSIS
1.   Settlement Agreement Rate Path
2.   "Business As Usual" Rate Path
a.   Docket DR 97-059:  Base Rate Reductions
b.   Systems Benefits Charge Comparability
c.   "Other Dockets" Adjustment
d.   FPPAC Undercollection Offset By Base Rate Reconciliation
e.   Projected FPPAC Increase
f.   Termination Of Seabrook Deferred Return
g.   Acquisition Premium, SPP "Step Adjustment" and T&D Rates
3.   Period Of Comparison
4.   Benchmarking Results
D.   APPLICATION OF THE PUBLIC INTEREST STANDARD
E.   CHANGES REQUIRED TO ACHIEVE THE PUBLIC INTEREST
1.   Rebalancing The Risks And Benefits Of The Settlement Agreement
2.   Specific Changes Required In The Settlement Agreement
F.   ADJUSTMENTS TO STRANDED COST RECOVERY
1.   Accumulated Deferred Income Taxes (ADIT)
2.   Seabrook Sale
3.   Regulatory Liabilities
4.   Hydro-Quebec Support Payments
5.   Reconciliation and Recalculation of the SCRC
a.   NOx Credits
b.   Loss On Reacquired Debt
c.   Updating Of The FPPAC Deferral
6.   Recovery End Date "Cushion"
G.   SECURITIZATION OF STRANDED ASSETS
1.   Overview
2.   The Mix of Assets Being Securitized
3.   Analysis
H.   STRANDED COST RECOVERY CHARGE
1.   Overview
2.   Analysis And Findings
I.   TRANSITION SERVICE
1.   Transition Service Price
2.   Retail Adder
3.   One Transition Service Rate
4.   Use of Existing Resources
5.   Transition Service Bidding
J.   DELIVERY SERVICE RATE
K.   CONSOLIDATED EDISON/NORTHEAST UTILITIES MERGER
L.   ASSET DIVESTITURE
1.   Affiliate Bidding, Role Of Independent Consultant, PUC Oversight
2. Timing Of Asset Divestiture, Separate Fossil And Hydro Auctions And Linking Asset Bids To Bids For Transition Service
3.   Details Of Fossil Auction
4.   Divestiture And Market Power Considerations
M.   MUNICIPAL PARTICIPATION IN AUCTION AND PROCEEDS FROM SALE OF GARVINS
FALLS LAND
N.   NUCLEAR DECOMMISSIONING
1.   Collection Of PSNH's Seabrook Decommissioning Responsibility
2.   Great Bay's Seabrook Decommissioning Proposal
O.   RATE DESIGN
1.   Overview
2.   Specific Rate Calculations - First Year
3.   Specific Rate Design Proposals
a.   Delivery Service Tariff - Overall Structure
b.   Delivery Service Tariff - Recovery Of Costs
c.   Delivery Service Tariff - Changes Allowed Or Required By Proposed
Agreement

(1)   Flat Residential Cents Per kWh Rates
(2)   Transition Between General Service Rates
(3)   Partial Or No Reduction To Certain Optional Rates
d. Delivery Service Tariff - Changes Neither Required Nor Prohibited Under Proposed Agreement
(1)     Elimination Of Elderly Discount
(2)     Elimination Of Targeted Lifeline Rate
(3)     Unbundling Outdoor Lighting Rates Using Actual Monthly Usage
(4)     Elimination of NEPOOL Type 5 Interruptible Service Rate
(5)     Closure Of ED, BR And LR Rates
e.     Unbundling Of Transmission And Distribution Rates
f.     Other Fees And Charges
(1)     Residential Late Payment Charge And New Or Increased Service Charges
(2)     Line Extensions
g.     Terms And Conditions For Suppliers
h.     Special Contracts
P.     OTHER MATTERS
1.     PSNH/NHEC Settlement
2.     Systems Benefits Charge
3.     Environmental Issues
4.     Millstone 3
5.     Depreciation
6.     Small Power Producers
7.     Settlement Agreement Language Regarding Binding Effect Of Commission
Approval
8.     Resumption Of Dividends
9.     Notification By Settling Parties In Response To Commission
Modification
10.     Summary of Estimated Rate Effects of Order
Q.     CONDITIONS TO SETTLEMENT AGREEMENT
1.     Amendments to Stranded Cost Recovery
2.     Transition Service
3.     Securitization
4.     Stranded Cost Recovery Charge
5.     Proposed ConEd/NU "Merger"
6.     Asset Divestiture
7.     Municipal Participation in Auction and Proceeds from Sale of Garvins
Falls Land
8.     Nuclear Decommissioning
9.     Rate Design
10.     Other Issues
Glossary of Acronyms Used in this Order













                                DE 99-099

                 Public Service Company of New Hampshire

                     Proposed Restructuring Settlement

              Order Approving Settlement with Modifications

                        O R D E R   N O.  23,443


     APPEARANCES: Robert A. Bersak, Esq., Gerald M. Eaton, Esq. and Sulloway & Hollis by Martin L. Gross, Esq. for Public Service Co. Of New Hampshire; Foley, Hoag & Eliot, LLP by James K. Brown, Esq., Stephen J. Judge, Esq. and Wynn E. Arnold, Esq. of the New Hampshire Attorney General's Office for the Governor of New Hampshire, the Governor's Office of Energy and Community Services and the New Hampshire Attorney General; Mark W. Dean, Esq. of Dean, Rice & Kane, for New Hampshire Electric Cooperative; Seth Shortlidge, Esq. and Lisa Shapiro of Gallagher, Callahan & Gartrell, for Wausau Papers; Rep. Jeb Bradley, member of the Legislature, pro se; Rep. Gary Gilmore, member of the Legislature, pro se; Connie Rakowsky, Esq. of Orr & Reno P.A. for the Granite State Hydro Association and individual hydroelectric facilities; David W. Marshall, Esq. for the Conservation Law Foundation; John Ryan, Esq. for the Community Action Program; Alan Linder, Esq. of New Hampshire Legal Assistance, for the Save Our Homes Organization; James Rubens for THINK - New Hampshire; Pentti Aalto for PJA Energy Systems Designs; Peter H. Grills, Esq. and Elizabeth I. Goodpaster, Esq. of O'Neill, Grills & O'Neill, for the City of Manchester; Susan Chamberlin, Esq. of Donahue, Tucker & Ciandella, for the City of Concord; Carlos A. Gavilondo, Esq. for Granite State Electric/New England Power Company; Robert A. Olson, Esq. Of Brown, Olson, and Wilson representing six woodfired power plants; Steven, V. Camerino, Esq. of McLane, Graf, Raulerson & Middleton, for Great Bay Power Corp. and the City of Claremont; Timothy W. Fortier for the Business & Industry Association of N.H.; James A. Monahan and Andrew Weissman, Esq. of Morrison & Foerster, L.L.P. for Cabletron Systems, Inc.; Joshua L. Gordon, Esq. and Robert A. Backus, Esq. For the Campaign for Ratepayers' Rights; Robert Upton II, Esq. of Upton, Sanders & Smith for the Towns of Bow, New Hampton, Gorham, Hillsboro and Franklin; Robert P. Cheney, Jr., Esq. of Sheehan Phinney Bass + Green P.A. representing JacPac Foods, Ltd.; Mary Metcalf for Seacoast Anti-Pollution League; James T. Rodier, Esq. for Consumers Utility Service Cooperative and Freedom Partners, LLC; Michael W. Holmes, Esq. and Kenneth Traum of the Office of Consumer Advocate representing Residential Ratepayers; John E. McCaffrey, Esq. of Morrison & Hecker, LLP for PUC Staff advocates; Lynmarie Cusack, Esq. of the NH Public Utilities Commission for PUC Settlement Staff, and Larry Eckhaus, Esq. for the Staff of the New Hampshire Public Utilities Commission.

I.   INTRODUCTION

     This docket concerns a comprehensive proposal designed to resolve the outstanding issues surrounding the restructuring of the state's largest electric utility, Public Service Company of New Hampshire (PSNH), pursuant to the Electric Utility Restructuring Act, RSA 374-F and its mandate for retail competition in the sale of electricity. The proposal takes the form of a Settlement Agreement that is intended to conclude the ongoing federal litigation between PSNH and the Commission over restructuring issues and to resolve numerous open dockets that concern related subjects.

II.   BACKGROUND

     We believe it is helpful to begin by placing this proceeding in historical context. In large part, the issues before us are a direct outgrowth of PSNH's 1988 decision to seek bankruptcy protection.(FN 1) Under the reorganization plan confirmed by the bankruptcy court in 1990, Northeast Utilities (NU) of Berlin, Connecticut, agreed to acquire PSNH, invest $2.3 billion in the company and assume the operation of Seabrook through another NU subsidiary, North Atlantic Energy Corporation (NAEC).

     A key aspect of the reorganization plan was the so-called Rate Agreement, entered into by NU and signed by the Governor and Attorney General. The Rate Agreement established a mechanism to permit NU to recover certain costs associated with acquiring PSNH and Seabrook. The most prominent features of the Rate Agreement are: the "fixed rate period;" the acquisition premium; and the Fuel and Purchased Power Adjustment Clause (FPPAC). The Rate Agreement also created a separate mechanism to permit PSNH ratepayers to benefit from savings derived from capacity transfers and joint economic dispatch across the combined system of NU affiliates, which also includes Connecticut Light & Power (CL&P) and Western Massachusetts Electric Company (WMECo). Within the NU system, these savings were achieved via a written Sharing Agreement between PSNH and NU and Capacity Transfer Agreements between PSNH and NU's initial system (CL&P and WMECo).

     The rates paid by PSNH customers under the terms of the Rate Agreement were, and remain, among the highest in the nation. In 1996, the Legislature adopted the Electric Utility Restructuring Act, RSA 374-F, declaring that the most compelling reason to restructure the New Hampshire electric utility industry is to reduce costs for all consumers of electricity by harnessing the power of competitive markets.

RSA 374-F:1, I. The Restructuring Act articulates a set of 15 interdependent policy principles" intended to guide the Commission in implementing electric industry restructuring. RSA 374-F:1, II. Among those principles is the recovery of stranded costs, defined as...

costs, liabilities, and investments, such as uneconomic assets, that electric utilities would reasonably expect to recover if the existing regulatory structure with retail rates for the bundled provision of electric service continued and that will not be recovered as a result of restructured industry regulation that allows retail choice of electricity suppliers, unless a specific mechanism for such cost recovery is provided.

RSA 374-F:2, IV. The Legislature restricted the recovery of such stranded costs to include only: (a) commitments existing or obligations incurred prior to May 21, 1996 (the Act's effective date); (b) renegotiated commitments approved by the Commission; and (c) new mandated commitments approved by the Commission. RSA 374-F:2,IV(a)-(c). Another key principle in the Act is "near term rate relief." RSA 374-F:2, XI. The Legislature made clear that "[t]he goal of restructuring is to create competitive markets that are expected to produce lower prices for all customers than would have been paid under the [then-]current regulatory system." Id. (FN 2)

     The Act directed the Commission to develop a statewide restructuring plan by February 28, 1997 and to implement retail choice by requiring jurisdictional utilities to provide unbundled, open-access delivery services so that retail customers could purchase electricity from competing suppliers by July 1, 1998. RSA 374-F:4, I and II. In addition, the Act required each utility to submit a compliance filing by June 30, 1997, to be approved by the Commission if the filing was in the public interest and substantially consistent with the principles in the Act. RSA 374-F:4, III.

     On February 28, 1997, in Docket No. DR 96-150, the Commission issued a Statewide Electric Restructuring Plan (FN 3) and Order No. 22,512 "Addressing PSNH's Request for Interim Stranded Cost Charges." (FN 4) On March 3, 1997, PSNH, its parent company NU, NAEC and another NU affiliate, Northeast Utilities Services Company (NUSCo), filed a complaint in the United States District Court for the District of New Hampshire, challenging both the Restructuring Plan and the Commission's interim stranded cost order (Order No. 22,512).

     In their complaint, the plaintiffs alleged that: the 1997 Restructuring Plan violated the Fifth and Fourteenth Amendments to the U.S. Constitution and analogous provisions of the New Hampshire Constitution, by taking property without just compensation; the plan denied PSNH its constitutional right to substantive due process; the Commission violated the Contracts Clause of the federal constitution by repudiating the cost-recovery provisions of the Rate Agreement; the plan sought to extend the Commission's regulatory authority beyond New Hampshire in violation of the federal constitution's Commerce Clause; and the plan effected a violation of certain First Amendment rights enjoyed by PSNH and its affiliates. The plaintiffs also alleged numerous violations of federal statutes, specifically: the Federal Power Act, the Public Utilities Regulatory Policies Act of 1978 (PURPA) and the Public Utilities Holding Company Act. The plaintiffs sought and, on March 10, 1997, the Federal District Court granted, a temporary restraining order that stayed the Commission from implementing the restructuring plan and interim stranded cost determinations. After a hearing, the court determined that its grant of emergency injunctive relief would remain in effect pending further order of the court. See Public Service Co. of N.H. v. Patch, 962 F. Supp. 222 (D.N.H. 1997) (also determining that case was ripe for adjudication and that federal abstention to permit resolution in state forums not warranted). Although the complaint by PSNH and its affiliates remains pending before the U.S. District Court, it has been stayed to permit the opportunity for settlement. (FN 5)

     The District Court's grant of temporary injunctive relief to PSNH and its affiliates effectively halted implementation by the Commission of its statewide electric industry restructuring plan. This occurred because as originally enacted, RSA 374-F:4, IV precluded the Commission from requiring a utility to implement its compliance filing until filings representing at least 70% of the state's retail electric sales (measured in kWh per year) were implemented or were in process of implementation. Since PSNH serves approximately 70% of the New Hampshire retail electric load, this provision coupled with the stay by the District Court prevented the Commission from requiring any utility to implement retail access. The Legislature, however, amended this provision in 1998; it now permits the Commission to defer implementation of the compliance filings of utilities having less than a 50% share of statewide electric distribution sales (measured in kWh per year) until compliance filings representing at least 70 percent of the state's retail electric sales are implemented or are in process of implementation. See RSA 374-F:4, IV.

     On March 20, 1998, the Commission issued Order No. 22,875 in Docket No. DR 96-150 amending and clarifying the statewide Restructuring Plan. See Electric Utility Restructuring, 83 NH PUC 126 (1998). On June 12, 1998, the District Court clarified that its earlier injunction did not preclude the Commission from considering or ruling on any voluntary filings made by the plaintiffs to implement RSA 374-F, including the filing of settlements or submission of compliance plans. Thereafter, the efforts to implement statewide electric industry restructuring progressed, absent PSNH. (FN 6)

     On June 14, 1999, PSNH and NU announced they had signed a Memorandum of Understanding (MOU), purporting to contain a framework to resolve all matters in the federal litigation and to implement retail competition for PSNH's customers. In addition to PSNH and NU, signatories to the MOU included:
Governor Jeanne Shaheen; Attorney General Philip T. McLaughlin; Thomas B. Getz, the Commission's Executive Director and Secretary; (FN 7) Deborah J. Schachter, Director of the Governor's Office of Energy and Community Service (GOECS). On August 2, 1999, the signatories submitted a formal Settlement Agreement to the Commission.

     Following the announcement of the MOU, the Legislature enacted House Bill 464 as Chapter 289 of the 1999 Laws. House Bill 464 explicitly acknowledged that a Settlement Agreement was near completion. Among other things, it required any securitization (FN 8) proposal to be approved, first by the Commission and then by the Legislature. See 1999 N.H. Laws 289:3. The Legislature required the Commission to determine whether the implementation as part of the utility's restructuring plan will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:1, X and with RSA 369-A:1, XI and the extent to which any rate reduction bonds issued pursuant to the securitization proposal would be successfully traded at favorable rates on the existing securitization market.

1999 N.H. Laws, 289:3, I.

     House Bill 464 makes clear that any Commission order approving the securitization aspects of the Settlement Agreement "shall not create a presumption of legislative consideration of, or approval of the needed legislative authorization to use securitization." 1999 N.H. Laws, 289:3, I. Rather, "further enabling legislation" will be required for securitization to go into effect. Id.

     The Legislature further mandated in House Bill 464 that participants in the Commission's proceeding to review a settlement, provide "a basis for the commission and Legislature to compare the settlement to other possible outcomes." 1999 N.H. Laws, 289:4. Accordingly, the Legislature directed the participants to submit any relevant "testimony, exhibits, data requests and data responses" from pending dockets relating to PSNH restructuring, its base rates and its FPPAC rates. Id.

III.   PROCEDURAL HISTORY

     On June 17, 1999, with the concurrence of the Governor, the Office of the Attorney General, GOECS and the members of the Commission Staff involved in the negotiations, PSNH submitted the MOU to the Commission and moved to stay 12 proceedings so that the Signatories could continue to focus their efforts on "negotiating and drafting the definitive agreement, and then, on the proceeding before this Commission to review that agreement...."  The
Settling Parties sought to stay the following proceedings:

DR 96-150 Electric Utility Restructuring Proceeding and PSNH Interim Stranded Cost Charge;

DR 96-148 "Best Efforts" Proceeding: to determine whether PSNH used its best efforts to negotiate with the Independent Power Producers (IPPs);

DR 96-149 "Light Loading" Proceeding: to determine whether the Light Loading rules of the Federal Energy Regulatory Commission (FERC) apply to PSNH purchases from IPPs;

DR 96-424 Petition of Hannaford Brothers Company: to determine whether a customer opting to self-generate should be required to pay system costs;

DR 97-014  PSNH Fuel and Purchased Power Adjustment Clause;

DR 98-014  PSNH Fuel and Purchased Power Adjustment Clause;

DR 98-197  PSNH Fuel and Purchased Power Adjustment Clause;

DE 99-044  PSNH Fuel and Purchased Power Adjustment Clause;

DR 97-059  PSNH Base Rate Proceeding;

DE 97-167 Petition of OCA re: Investigation into whether PSNH should have joined the utilities that brought suit against NU in connection with its management of the Millstone 3 nuclear power plant;

DF 97-185  PSNH Management Audit: related to the Base Rate investigation; and

DR 95-247 Bio-Energy Proceeding: regarding purchases from Bio-Energy, Corporation, and IPP.

     Following a pre-hearing conference on August 10, 1999, the Commission granted the motion to stay. See Order No. 23,299 (September 16, 1999). In addition, the Commission announced it would employ a two-phase review of the Settlement Agreement. The Commission ruled that Phase I would provide the Settling Parties the opportunity to present their agreement and supporting evidence and allow the Commission to conduct hearings to establish a basis for the Commission to compare the Settlement to the range of reasonable outcomes in the other noticed dockets. Following the Settlement proponents' presentation of their case, the Commission would provide all parties the opportunity to argue whether the Commission should continue hearings on the Settlement or resume litigating the dockets affected by the Settlement. Order 23,299 at 34-36.

     The Commission further stated that if, at the conclusion of Phase I, the Commission determined that the Settling Parties demonstrated they had submitted sufficient evidence upon which the Commission could decide that the proposed Settlement Agreement is in the public interest and consistent with all of the legislative requirements concerning electric industry restructuring, including those contained in RSA 374-F:3, RSA 374-F:4 and Laws of 1999, Chapters 289:3, 289:4, 289:6-8, the Commission would move to Phase
II. In the event the Settling Parties satisfied this burden, Phase II would permit Non-Settling Parties the opportunity to state their case. Order 23,299 at 34-36 (September 16, 1999). The Commission also ruled that, at the conclusion of Phase I, it would consider whether to proceed to Phase II and, if so, whether to resume litigation of the stayed dockets at the same time. Order No. 23,299 at 37 (September 16, 1999).

     On June 15, 1999, two days before PSNH filed the MOU and motion to stay, a motion was filed by several parties (FN 9) to designate Thomas B. Getz (the Commission's Executive Director and Secretary), Michael Cannata (the Commission's Chief Engineer) and Liberty Consulting Inc. as "Staff Advocates" pursuant to RSA 363:32 with regard to any docket in which the MOU or anticipated settlement would be at issue. In addition, the moving parties sought such a designation for any other members of the Commission Staff who participated, either directly or indirectly, in the negotiations concerning the settlement proposal. A person designated as a staff advocate is prohibited from advising the Commission "with respect to matters at issue in the contested case." RSA 363:35.

     Relying on RSA 363:33, the Commission designated as "Staff Advocates" Messrs. Getz and Cannata and all of Liberty Consulting Group with the exception of two of its employees, Messrs. Michael McFadden and Robert Parente, who remained undesignated and thus free to advise the Commission. Order No. 23,299 at 21. The Commission ruled that this designation was for the instant proceeding only and declined at that time to designate its staff in other proceedings the Settling Parties contended were affected by the Settlement. The Commission assigned Staff Attorney Lynmarie Cusack to represent Messrs. Getz and Cannata, as well as the designated personnel from Liberty Consulting Group, collectively referred to in this order as "Settling Staff." Order No. 23,299 at 21.

     As a result of designating the Commission's Executive Director and Secretary, Thomas Getz, as "Staff Advocate," the Commission directed all parties to address all correspondence to the Commission with respect to this docket to Ms. Debra A. Howland, Acting Executive Director and Secretary. In addition, the Commission instructed parties to specifically label all correspondence with Commission Staff and Staff counsel as appropriate and indicate confidentiality, as necessary, to prevent inadvertent distribution of such material. Order No. 23,299 at 44.

     In that same Order, the Commission noted that George McCluskey, the Commission's Director of Restructuring, had submitted his resignation, effective within the next month. The Commission stated that, since Mr. McCluskey had been designated as a "Staff Advocate" in the ISC portion of the DR 96-150 rehearing process, the Commission had and would continue to treat Mr. McCluskey as though he were designated in this proceeding.

     Two parties, the Office of Consumer Advocate (OCA) and Granite State Taxpayers, Inc.(GST), filed a motion on July 21, 1999 seeking the disqualification of Commissioner Brockway in connection with a conversation about the timing for filing Staff Advocate testimony that took place at the Commission offices in June 1999 involving her, Mr. McCluskey and a member of the Commission's legal staff. In Order No. 23,277 (August 4, 1999), Commissioner Brockway declined to disqualify herself; she denied the OCA and GST motion for rehearing. See Order No. 23,298 (September 13, 1999). Pursuant to its authority under RSA 365:20, and at the request of Commissioner Brockway, the Commission transferred the question of whether Commissioner Brockway should be disqualified from this proceeding to the New Hampshire Supreme Court. The Court summarily concluded that no substantial question of law was presented and ruled that Commissioner Brockway's denial of the motion for recusal was neither unjust nor unreasonable. Appeal of NH Public Utilities Commission Re: Public Service Company of New Hampshire, No. 99-495 (New Hampshire Supreme Court, September 29, 1999). The Court declined to hear a later appeal of GST on the same issue. Appeal of Granite State Taxpayers, Inc., No. 99-616 (New Hampshire Supreme Court, December 30, 1999).

     By letter dated October 13, 1999, the Commission notified the parties that it had requested the law firm of Morrison and Hecker to provide assistance in the review and analysis of the Settlement Agreement. In addition, the Commission requested that Morrison and Hecker retain the services of LaCapra Associates ("LaCapra"), where Mr. McCluskey was now a senior analyst, to provide assistance in analyzing the Settlement Agreement and alternatives offered by other parties. Consistent with its determination in DR 96-150, the Commission ruled that all of LaCapra, as well as Morrison and Hecker Attorney John McCaffrey would be treated as functioning under a staff advocate designation. Mr. McCluskey and his colleagues are referred to in this order as Staff Advocates.

     In Order No. 23,299, the Commission further clarified the party status of those who were participating in this docket. In keeping with past Commission practice, the Settling Staff, the Non-Settling Staff and the other Staff members participating in this proceeding would not, by virtue of that participation, gain full party status but, rather, would be treated as though they were parties. The Commission determined that any party granted intervenor status in the dockets affected by this proceeding would be treated as intervenors here, and the Commission granted additional intervention motions.

     The Commission conducted 14 days of Phase I hearings in late October and early November of 1999. (FN 10) During these hearings, 13 PSNH witnesses testified and were extensively crossexamined as were Mr. Cannata, Ms. Deborah Schachter, Director of GOECS, and Mr. John Antonuk of Liberty Consulting Group.

     As the Phase I hearings were getting under way, NU announced that it had reached a merger agreement with the New York-based utility Consolidated Edison (ConEd). Under the agreement, ConEd will acquire all of the common stock of NU for approximately $25.00 per share. Although the merger had not yet been formally presented to the Commission for approval, the Commission determined during the Phase I hearings that issues related to the proposed merger were relevant to the consideration of the Settlement Agreement. The Commission therefore advised the parties that, if it proceeded to Phase II, it would receive evidence at that time concerning the effect of the proposed merger on the Settlement Agreement. Ph. I, Tr. Day I, p. 39 (October 18,
1999) and Order No. 23,346 (November 16, 1999). The proposed merger has been docketed as DE 00-009.

     At the conclusion of the Phase I hearings, the Commission issued Order No. 23,346 (November 16, 1999) and ruled that it would move to Phase II of the proceeding. In that regard, the Commission concluded that the proponents of the Settlement Agreement had presented sufficient evidence that the Commission could conclude that the Settlement met the requirements of RSA 374-F. The determination to proceed to Phase II was made subject to the condition that PSNH immediately designate by November 22, 1999, its divestiture sell and buy teams and agree that each team would conform to the Code of Conduct proposed in the Settlement Agreement. PSNH submitted such a designation to the Commission and indicated that it would comply with the condition relative to the Code of Conduct.

     At the conclusion of Phase I, the Commission also made a key determination that would be relevant to the ultimate decision on whether to approve the Settlement Agreement. The Commission drew the parties' attention to the language at page 73 of the Settlement Agreement, providing that the Commission's approval "shall endure so long as necessary to fulfill the express objectives of this Agreement" and that such approval "is binding with
respect to matters contained herein."  Order No. 23,346 at 8.   With regard
to the so-called securitization aspects of the Settlement Agreement, which requires the issuance of RRBs backed by an irrevocable property right in the receivables that would be used to retire Rate Reduction Bonds, the Commission determined that "should securitization be approved, such a limitation on future Commissions would be appropriate within the language of the statute creating such a property interest." Id. However, as to the other aspects of the Settlement Agreement, the parties were put on notice that the Commission would not issue an order purporting to bind future Commissions, other state agencies or the State of New Hampshire in general. Order No. 23,346 at 9. Noting that the Commission is vested with express authority, upon notice and hearing, to "alter, amend, suspend, annul, set aside or otherwise modify any order" it issues, RSA 365:28, and that rates authorized by the Commission "shall remain in effect until altered by a subsequent order of the commission," RSA 365:25, the Commission concluded that only the Legislature can divest the Commission of powers that the Legislature has specifically conferred upon this Commission and its successors. Order No. 23,346 at 9.

     The Commission therefore offered the proponents of the Settlement Agreement three options: (1) remove the offending language from the Settlement Agreement altogether; (2) accept the imposition by the Commission of a condition that will render the language in question inoperative, should the Settlement Agreement ultimately gain approval at the conclusion of Phase II; or (3) seek a legislative remedy of this matter. (FN 11) On the first day of Phase II hearings, PSNH's counsel indicated that the Company was willing to commit that it will not reject the Settlement if the Commission changes the Agreement with respect to this one particular issue. Ph. II, Tr. Day I, 139. The other signatories to the Settlement Agreement concurred. Id. at 140.

IV.   SUMMARY OF THE SETTLEMENT AGREEMENT

     The Settlement Agreement establishes what it refers to as Competition Day, defined as the first day of the month in which all specified conditions for implementing the Settlement Agreement are satisfied. On Competition Day, PSNH's retail customers would be permitted to choose a retail supplier of electricity. On or before Competition Day, PSNH would write off $225 million after taxes, or approximately $367 million before taxes as of January 1, 2000. The Settlement Agreement further calls for PSNH to reduce its Stranded Costs by an additional $10 million upon the transfer of certain wholesale contracts to affiliates.

     According to the Settlement Agreement, PSNH's rates will decline by an average of 18.3 percent on Competition Day. A fixed Delivery Charge of $0.028 per kWh would apply during the first 30 months following Competition Day, to cover retail distribution, transmission and customer service. No later than 29 months following Competition Day, PSNH would file a rate case, based on the most recent four calendar quarters for which data is available as the test year for purposes of establishing a new revenue requirement for the delivery rate. The new delivery rate established in that proceeding will be applied retrospectively to the end of the initial 30-month period. The Settlement Agreement specifies that, in order to achieve the $0.028 per kWh delivery charge, it will be necessary to extend the depreciation lives of PSNH's transmission and distribution assets by ten years.

     The Settlement Agreement establishes a "non-bypassable" Stranded Cost Recovery Charge (SCRC) with a three part settlement mechanism. Part 1 of the SCRC would consist of costs associated with servicing RRBs to be issued in connection with the securitization of certain of PSNH's stranded costs. The assets covered by the Part 1 SCRC include: the difference between the book value of NAEC's interest in Seabrook and $100 million, the book value of PSNH's interest in Millstone Unit 3 as of the date the interest is transferred to an affiliate; costs associated with the issuance of the bonds and any premiums associated with the retirement of debt and preferred stock up to $17 million; and a portion of the acquisition premium paid by NU to acquire PSNH and related costs booked under FAS 109. The Settlement Agreement calls for the Part 1 of the SCRC to be a "discrete and segregated charge" in order to achieve a Triple-A rating for the RRBs.

     Part 2 of the SCRC would include ongoing decommissioning expenses associated with the Seabrook, Millstone Unit 3 and Vermont Yankee nuclear plants. Also included in the Part 2 SCRC would be costs associated with PSNH's contracts with Independent Power Producers (IPPs). Under the Settlement Agreement, in the event the SCRC does not generate revenue sufficient to meet both the Part 1 and Part 2 stranded costs, recovery of
Part 2 stranded costs would be deferred for future recovery with an associated stipulated rate of return. (FN 12) That rate utilizes a return on equity of eight percent, PSNH's weighted average cost of debt immediately following Competition Day, and assures a debt/equity ratio of 60/40.

     Finally, Part 3 of the SCRC would consist of non-securitized stranded costs not otherwise included in Parts 1 or 2, offset by a return on accumulated deferred income taxes (ADIT) associated with these costs. Part 3 costs include any portion of the FAS 109 costs associated with the PSNH acquisition premium that is not securitized, the value of unrecovered obligations for retired nuclear power plants on PSNH's books as of Competition Day, the balance on PSNH's books as of Competition Day of deferred costs associated with IPPs, the balance on PSNH's books as of Competition Day of deferred retail FPPAC costs, the value of PSNH's payments to buy out its contract with Hydro Quebec, the value of its payment to buy out PSNH's contract with Vermont Yankee, and any remaining necessary and prudent unamortized losses associated with reacquired debt and accelerated payoff of PSNH and/or NAEC debt, net of any such amounts in Part 1 costs.

     Under the Settlement Agreement, Part 3 stranded costs are to be credited with the net of proceeds above or below book value from the sale of PSNH's fossil and hydroelectric generation assets as well as NAEC's Seabrook interest. The Part 3 stranded costs would also be reduced by (a) $10 million, upon the transfer of PSNH's market-based wholesale power contracts to an affiliate, (b) any net payment received by PSNH to terminate wholesale requirements contracts other than PSNH's Amended Partial Requirements Agreement with the New Hampshire Electric Cooperative (NHEC), and (c) the present value of the incremental payments for the all-in costs of the RRBs if the cost exceeds the interest rate guaranteed by PSNH. (FN 13)

     Also included in the calculation of Part 3 stranded costs are: (a) the revenue requirement associated with any generation assets, generation entitlements or purchased power obligations (other than those covered in Part
2) prior to their divestiture, (b) the difference between the cost of providing Transition Service and the revenue received for Transition Service,
(c) any positive difference between the cost of providing Default Service and the revenue received for Default Service, and (c) a return on the accumulated deferred income taxes associated with the securitized assets.

     Under the Settlement Agreement, the Part 3 SCRC differs from the Parts I and II SCRCs in that Part 3 charges terminate at the earliest of two events:
(1) full amortization of non-securitized stranded costs or (2) the so-called Recovery End Date specified in the risk-sharing provisions of the agreement. Under the risk-sharing provisions, the Recovery End Date is pegged as September 30, 2007 - but would be 20 days earlier for each month beyond January 1, 2000 that Competition Day occurs. Given the timetable in this proceeding, the Recovery End Date would obviously be some time earlier than September 30, 2007.

     There are numerous other risk-sharing provisions in the Settlement Agreement. One relates to the Settling Parties' assumption that PSNH will realize $360 million in net proceeds from the sale of its fossil/hydro generation assets. Under the Settlement Agreement, the Recovery End Date would be 30 days earlier for each $10 million by which the sale price exceeds $360 million, or 30 days later for each $10 million by which the sale price falls below $360 million. Another risk-sharing provision concerns the Settling Parties' assumption that the all-in cost of the RRBs would be 7.25 percent. Under the Settlement Agreement, if the bonds are issued prior to July 1, 2000 and achieve a Triple-A rating, the Recovery End Date would be 20 days earlier for each 25 basis points (0.25%) by which the all-in cost falls below 7.25 percent. Other similar risk-sharing provisions, calling for possible adjustments to the Recovery End Date, involve the average weighted cost of Transition Service, wholesale prices obtained by PSNH in connection with its nuclear and IPP entitlements as well as its fossil/hydro generation assets prior to their divestiture.

     Under the terms of the Settlement Agreement, the "overall average level" of the SCRC will be $0.0379 per kWh until non-securitized stranded costs are fully amortized or the Recovery End Date. During the period that this overall average level of stranded cost charge is in effect, PSNH will compare stranded cost revenues to the amount to be recovered under Parts 1, 2 and 3. If, pursuant to these calculations, recoverable Part 3 stranded costs exceed the SCRC revenue, the difference would be deferred with a return for possible future recovery under Part 3 during the ensuing six-month period. However, the Settlement Agreement expressly provides that in no event will Part 3 costs be deferred beyond the Recovery End Date. In the event that recoverable Part 3 costs are less than the SCRC revenues received, the difference would be used to accelerate the amortization of Part 3 regulatory assets, thereby shortening their recovery period. At the Recovery End Date, PSNH would write off any remaining Part 3 balances.

     Under the Agreement, PSNH would no longer have any obligation to supply energy to its retail customers. Instead, and as contemplated by RSA 374-F, as of Competition Day, customers would have the option to choose a competitive energy supplier or receive Transition Service. Transition Service would be available for three years after Competition Day for those customers who have not chosen a competitive supplier. In addition, the Settlement Agreement provides for Default Service that would function as a "safety net" for customers who are not receiving electricity from a competitive supplier and who are not eligible for Transition Service. PSNH would secure Transition Service through either a competitive bidding process or an independent third party, at the Commission's option. Default Service would be acquired through a bidding process.

     The retail price of Transition Service would be $0.037 per kWh for the first year after Competition Day, $0.038 per kWh for the next year and $0.039 per kWh for the third. To the extent these prices vary from the weighted average cost of the Transition Service actually provided, there would be an adjustment to the Part 3 stranded costs and the Recovery End Date.

     Customers would also pay a System Benefits Charge (SBC), determined by the Commission, to fund certain programs including but not necessarily limited to the Low-Income Electric Assistance Program and energy efficiency programs. PSNH would provide a Low-Income Energy Assistance Program that is consistent with the one proposed by the Commission's Low-Income Working Group. The Commission would decide the appropriate level of funding for any energy efficiency programs to be paid for through rates. Prior to Competition Day, PSNH would spend the amounts already ordered by the Commission for energy efficiency programs. If, on Competition Day, the Commission has not rendered a decision about energy efficiency programs, charges for energy efficiency programs would be 1 mil per kWh during the first year, 1.5 mils during the second and 2.5 mils during the third.

     The Settlement Agreement provides for freezing PSNH's FPPAC rate and FPPAC BA amount at present levels until Competition Day. After Competition Day, FPPAC would be eliminated and, as already noted, the deferred FPPAC balance would be included for recovery in Part 3 stranded costs.

     The Settling Parties agreed that the Sharing Agreement and Capacity Transfer Agreements between PSNH and its affiliates would terminate as of December 31, 1999, and during the hearings agreed that the only financial compensation due any party under these agreements would involve capacity transfer payments for November and December 1999.

     With regard to the classification of PSNH's transmission and distribution assets, the Settlement Agreement adopts the method proposed by PSNH in Docket No. DR 97-059. Under this approach, the "line of demarcation" between transmission and distribution facilities is at the "high side of facilities that interconnect with facilities rated 69 kV and above and that step-down to facilities rated at or below 34.5 kV." The Settling Parties agree that this paradigm satisfies the so-called Seven Factor classification test adopted by FERC. (FN 14) The Settlement Agreement allows PSNH to retain ownership of its White Lake Combustion Turbine facility in Tamworth, to be run on an as needed basis to maintain the reliability and stability of PSNH's electrical delivery system.

     Customers currently served by PSNH under special contracts would have three options if the Settlement Agreement is adopted: (1) retain the special contract and receive Transition or Default Service with no additional payments for energy, (2) cause the special contract to be partially unbundled and see energy charges reduced by $0.037 per kWh, with power to be purchased from a competitive supplier, or (3) if the Special Contract includes a termination provision, invoke it and pay any applicable termination charges under the terms of the contract.

     The Settlement Agreement contains detailed provisions governing PSNH's divestiture of its power generation assets and purchased power agreements. The auction of most fossil/hydro generation assets would commence within 30 days of Competition Day. (FN 15) A three-round process would ensue: (1) interested parties would be permitted to conduct limited due diligence and make non-binding bids, (2) a group of qualified bidders would be selected and invited to conduct detailed due diligence and submit binding bids, and (3) possible real-time bidding among selected finalists with Commission oversight. At the beginning of the second round, PSNH would advise bidders as to any "mandatory groupings" of the assets to be sold. Municipalities with an interest in purchasing hydro assets in their communities, and which by then have not already reached an agreement with PSNH, will be included in the second round if they demonstrated financial capability and if their first-round bids are competitive with those submitted by other bidders. Affiliates of PSNH would be expressly permitted to participate in the bidding process, subject to an established code of conduct to assure fairness and impartiality, and provided that any affiliate bid is equal to or greater than the sum of the book values for all assets on which the affiliate bids. The Settlement Agreement acknowledges that these sales require certain additional approvals from FERC, the Securities and Exchange Commission (SEC), the Federal Trade Commission (FTC) and the U.S. Department of Justice (pursuant to the pre-merger notification requirements of the federal Hart-Scott-Rodino
Act) as well as regulators in Connecticut, Maine, Massachusetts and Vermont and lenders.

     As noted above, the Settlement Agreement contemplates that municipalities may enter into agreements with PSNH, outside the auction process, to purchase hydroelectric assets within their borders. PSNH would retain the "absolute right" to reject any such municipal offer that does not meet or exceed the price that PSNH could "reasonably anticipate" receiving for the asset in the auction. Further, the municipal buyer would have to enter into a binding purchase and sale agreement within ten days of our approving the Settlement Agreement.

     As part of the Settlement Agreement, PSNH proposes to sell at auction its entitlement to power generated by Hydro Quebec, and the concomitant obligation to purchase Hydro Quebec power, as well as transmission rights associated with these entitlements. This auction would occur separately from, but on the same time line as, the auction of the fossil/hydro assets.

     Three parcels of land, currently owned by PSNH for possible future development as generation sites, would also be sold under the terms of the Settlement Agreement. However, the method for selling these properties is unspecified. Under the Agreement, 50 percent of the sale price of this realty would be credited to stranded costs with the remainder credited to PSNH's owner.

     PSNH's interest in Millstone Unit 3, amounting to 2.8475% of the nuclear facility, would be transferred to a PSNH affiliate at zero cost prior to Competition Day under the Settlement Agreement. PSNH's net book investment in this asset would become eligible for securitization. Ratepayers would have no claim on any net proceeds in the event the PSNH affiliate sells this Millstone interest after its divestiture by PSNH. Further, subsequent to the transfer, PSNH and its ratepayers would remain obligated for its pro rata share of site-specific decommissioning costs.

     With regard to PSNH's 4 percent interest in Vermont Yankee, the Settlement Agreement calls for a public auction by December 31, 2000 in the event the proposed sale of the facility has not closed by July 31, 2000.

     The Settlement Agreement contains detailed provisions relating to PSNH's Seabrook interests and obligations. PSNH's Seabrook-related "overmarket obligations" to NAEC would be securitized and included in Part 1 stranded costs. The proceeds of this portion of the securitization process would be used to buy down the value of the Seabrook regulatory asset on PSNH's books to $100 million. NAEC would be able to use the payments it receives under these provisions to repay capital in a manner designed to reduce its costs most efficiently.

     Further, NAEC would sell its Seabrook share via public auction by December 31, 2003. The auction process would be subject to Commission approval and the requirements of the Seabrook Joint Owners Agreement. Part of the approval process would include Commission approval of a confidential minimum bid, and NAEC would be obligated to make reasonable efforts to include non-NAEC ownership shares (including those of PSNH affiliate CL&P) in the Seabrook auction in order to offer a controlling interest in the facility. Subject to FERC approval, NAEC's overall return on equity would be lowered to 7 percent unless the Commission rejects a proposed Seabrook sale or fails to act on such a proposal within 180 days of its submission. In that instance, and assuming the failure of any Seabrook sale proposal is not the fault of NU or PSNH, NAEC's return on equity would be increased to 11 percent.

     A successful sale of NAEC's Seabrook interest would result in the termination of the contract by which PSNH is obligated to purchase Seabrook power from NAEC. However, PSNH would remain responsible for funding NAEC's share of Seabrook decommissioning costs. These costs would be calculated based on full funding of decommissioning expenses by December 31, 2015. PSNH could enter into a new contract to fund its Seabrook decommissioning costs, with recovery included in Part 2 stranded costs, but PSNH customers would have no responsibility for increases in decomissioning costs beyond those calculated based on full funding by the end of 2015. Beginning on Competition Day and continuing through the date on which the sale of the Seabrook assets closes, NAEC's Seabrook power would be sold into the wholesale power market and the proceeds credited to stranded costs.

     With regard to the fossil/hydro assets, Vermont Yankee and Seabrook, the Settlement Agreement contains a provision relating to the possibility of a failed auction. PSNH would be obligated to take all reasonable steps to avoid such a possibility. But, if any assets remain unsold following the auction process, the Commission would have the authority to divest the asset or assets by a number of methods. SA, at 51:1458-1463. Further, in the absence of a sale, PSNH would retain the asset(s), bid the output into the wholesale market and include the net of costs and revenues in Part 2 stranded costs.

     PSNH would be responsible for the prudent marketing of any generation assets, entitlements or purchase obligations that it owns or in which it maintains an interest. For as long as PSNH is required to purchase the output from any IPPs under short-term avoided cost rates, it would be deemed prudent for PSNH to sell or bid this power into the pool at the ISO-New England market clearing price. PSNH would auction power obtained from IPPs under long-term contracts or long-term rate orders entered by the Commission.

     Certain commitments PSNH has made to its employees, both those represented by a collective bargaining agent and those who are not so represented, are part of the proposed Settlement Agreement. The purchaser(s) of fossil/hydro assets would be required to assume PSNH's obligations under the collective bargaining agreement now in place between PSNH and Local 1837 of the International Brotherhood of Electrical Workers (IBEW). The IBEW agreement is currently scheduled to expire on May 31, 2002. The purchaser of NAEC's Seabrook interest would be required to assume NAEC's obligations under a collective bargaining agreement with Local 555 of the Utility Workers Union of America. Further, NAEC would "propose to require" that any buyer offer an additional one year of continued employment to anyone who held a represented position during the three months prior to the sale of the Seabrook assets.

     With regard to non-represented employees of PSNH and NAEC, the purchaser(s) would be required to offer a minimum of one year of employment at comparable wages to those received prior to the sale. There would be a defined severance package for any employees terminated for other reasons than cause during the one-year period. Further, employees terminated during the ensuing six months would receive certain outplacement and retraining assistance. The purchaser(s) would also be required to provide a defined-benefit pension plan subject to certain requirements enumerated in the Settlement Agreement.

     The Settlement Agreement includes an agreement by PSNH to abide by the California Affiliate Transaction Rules as interpreted by a set of rules, appended to the Settlement Agreement, specific to PSNH and its affiliates. PSNH would abide by these rules until the Commission enters a final order implementing affiliate transaction rules for New Hampshire.

     The Settlement Agreement further lays out certain general principles:
PSNH agreed that it would not use its utility status to favor any affiliated companies, that when it makes customer and/or marketing data available to an affiliate it will make the information available to all other Competitive Suppliers, that its generation and marketing affiliates will not share office space or personnel, that its marketing affiliates will not use the PSNH name or anything similar to it, that affiliate books and accounts will be open to Commission inspection, that it will cooperate to establish relevant market-power measurements and benchmarks that may be used to evaluate the performance of the ISO-NE market place. Further, the Settling Parties recommend that marketpower disputes be resolved in a manner consistent with the arbitration procedures enacted by Congress as part of the federal Telecommunications Act of 1996.

     There is a provision in the Settlement Agreement relating to Exempt Wholesale Generator (EWG) status under the Public Utility Holding Company Act of 1935 (PUHCA) and related federal law. Should any entity to which PSNH sells generation assets, including any PSNH affiliate, be eligible to request EWG status, the parties to the Settlement Agreement agreed they would support efforts to obtain any necessary approvals and findings from the Commission.

     The Settlement Agreement characterizes securitization as "a useful tool for lowering customers' bills and maximizing customer benefits." The Settling Parties have agreed to support securitization legislation permitting PSNH to issue $725 million in RRBs, described as a "pivotal element" of the settlement.

     The securitization portions of the Settlement Agreement call for the Commission to issue a finance order that describes the bond transaction, makes certain findings and includes certain orders and approvals. The objective of the findings to be requested is to achieve a Triple-A rating for the RRBs when issued.

     Under the securitization provisions, PSNH would form a "bankruptcy-remote," wholly owned, Special Purpose Securitization Entity (SPSE). PSNH would minimally capitalize the SPSE, allowing PSNH to treat the issuance of the RRBs as debt for tax purposes. PSNH would establish an overcollateralization subaccount at a level required to achieve the desired credit rating.

     The Settlement Agreement calls for the creation of a so-called RRB Property, defined as an irrevocable property interest to bill and collect non-bypassable RRB Charges in amounts that are sufficient to recover the RRB Costs. PSNH would sell the RRB Property to the SPSE in a transaction intended as a "legal true sale." The sale would include a provision that, in the event of a PSNH bankruptcy, the SPSE would not become part of the PSNH bankruptcy estate and PSNH's creditors would not have recourse to the RRB Property or the RRB Charges. The SPSE would transfer to PSNH the proceeds from the bond sale as consideration for the RRB property. PSNH would, in turn, be authorized to use these proceeds in a manner to be determined by the Commission in the finance order.

     The Settlement Agreement expressly authorized the State Treasurer or her designee to oversee the terms and conditions of the RRBs' issuance, including tax aspects and arrangements designed to assure that PSNH acts with fiscal prudence and the RRBs are issued at the lowest possible cost. The SPSE would issue the RRBs in one or more series. To the extent allowed by the Commission in the financing order, the form, term, interest rate (whether fixed or variable), repayment schedule, classes, number, credit ratings and other characteristics would be determined at the time the bonds are priced, based on then-existing market conditions, the goal being to achieve the lowest all-in financing cost possible. The RRBs would be non-recourse to PSNH and would not be secured by a pledge of the general credit, full faith or taxing power of the State of New Hampshire. The Settlement Agreement contemplates that RRB charges would be billed to PSNH customers until the expected maturity date of the RRBs, which is 12 years from their date of issuance. However, the Settlement Agreement further provides for these charges to be billed for as long as 14 years if the full amortization of the RRBs so requires.

     Securing the RRBs would be the assets of the SPSE. Initially, PSNH would act as servicing agent for the SPSE, responsible for calculating, billing, collecting and remitting the RRB Charge and receive a service fee for performing these tasks.

     The RRB Charge would be established at levels intended to provide for full recovery of RRB costs. It would be calculated based on the coupon rate of the RRBs at the time of their issuance. Had the RRBs been issued prior to December 31, 1999, PSNH would have guaranteed all-in costs of 6.25 percent. Should they be issued pursuant to the Settlement Agreement by July 1, 2000, PSNH would guarantee an all-in cost of 7.25 percent.

     According to the Settlement Agreement, if the RRBs are to achieve a Triple-A rating it is necessary to minimize bondholders' exposure to losses due to, among other things, shortfalls in projected sales of energy, longer-than-expected delays in bill collections and higher-than-estimated uncollectible accounts. Thus, the Settlement Agreement includes an elaborate system of collection accounts associated with the RRBs as well as a true-up mechanism. Initially, the RRB Charge would be calculated to recover an amount in excess of that needed to service the bonds, with the excess diverted to a capital subaccount, an overcollateralization subaccount and a reserve subaccount. (FN 16) If, at a later time, income from RRB charges is insufficient to service the bonds, the reserve subaccount would be drawn upon first, followed by the overcollateralization subaccount and finally the capital subaccount. Further, the RRB charge itself would be adjusted pursuant to a true-up mechanism.

     PSNH makes certain explicit commitments under the Settlement Agreement. It agrees to take steps to insure that the State would receive party status in any bankruptcy proceeding involving NU, PSNH or any PSNH affiliate as along as any of the RRBs remain outstanding. PSNH agrees to make no dividend payment to NU until the write-off specified in the Settlement Agreement has been taken or the Agreement is either disapproved or fails to be implemented. If PSNH's transmission and distribution assets are sold within five years of Competition Day for a premium above 1.5 times the net book value of these assets, one third of the "excess premium" would be credited to non-securitized stranded costs. Finally, in a provision that has become relevant given the announcement of NU's proposed acquisition by ConEd, the Settlement Agreement provides:

If NU itself is acquired or otherwise sold or merged [within five years of Competition Day], it agrees that notwithstanding any contrary provision of law, the merger, acquisition or sale shall be subject to the jurisdiction of the PUC under RSA Chapters 369, 374, 378 or other relevant provisions, and that the merger, acquisition or sale shall be approved only if it be shown to be in the public interest. A merger of NU that is subject to this section shall not include acquisitions by NU of other entities.

     A key aspect of the Settlement Agreement is PSNH's agreement to dismiss, with prejudice, its U.S. District Court lawsuit challenging the state's electricity restructuring plan. Under the Settlement Agreement, this would occur on Competition Day. This provision does not necessarily mean the end of the lawsuit itself because there are other utilities involved in the case as plaintiffs who are not signatories to the Agreement. Further, as part of the Settlement Agreement, the Commission would dismiss with prejudice the following proceedings: DR 96-148 (the "Best Efforts" docket), DR 96-149 (the "Light Loading" docket), DR 96-424 (concerning system charges to be paid by self-generators), DR 97-014 and 98-014 (FPPAC), DR 97-059 (the PSNH Base Rate proceeding), DE 97-167 (concerning Millstone 3), DF 97-185
(PSNH management audit), DR 98-006 and 98-071 (PSNH's Least Cost Integrated Resource Plan) and DSF 99-066 (annual review of PSNH's bulk power projects). (FN 17)

     As a condition precedent to implementation of the Settlement Agreement, certain conditions must be met "to the satisfaction of all Parties." These conditions are: Commission approval of the Settlement Agreement without condition or modification, unless agreed to by the Parties; approval from PSNH's and NAEC's existing lenders; the existence of arrangements with suppliers of Transition and Default Service; enactment of legislation authorizing securitization; PSNH's closure on issuance of RRBs in the principal amount of $725 million; the existence of agreements or other arrangements for PSNH to sell any remaining power entitlements; and all necessary approvals from FERC, the SEC, the Nuclear Regulatory Commission
(NRC) and the Connecticut Department of Public Utility Control.

     Finally, the Settlement Agreement contains certain general provisions that bear directly on the process by which the Commission considers it. The Settlement Agreement provides that if it does not receive Commission approval in its entirety, the Settling Parties shall have the opportunity to amend or terminate it. Acceptance of the Settlement Agreement by the Commission "shall not be deemed to restrain the PUC's exercise of its authority to promulgate future orders, regulations or rules which resolve similar matters affecting other parties in a different fashion." SA, at 73:2085-2087. Commission approval of the Settlement Agreement would have to endure so long as necessary in order to fulfill the objectives of the Agreement.
The Settlement Agreement expressly does not resolve any jurisdictional issues that might arise between the Commission and FERC. In addition, the Settlement Agreement contains this language:

The approvals contemplated by this Agreement shall not be construed as requiring the PUC to relinquish its authority to develop new policies and issue orders or to the initiate [sic] investigations when it deems such actions are in the public good, except that approval of this Agreement shall be binding with respect to the matters contained herein, including the Stranded Cost, write-off and securitization provisions subject only to PUC reconciliation and accounting as provided in the Stranded Cost Recovery Charge section of this Agreement. SA, at 73:2092-2097.

As noted, supra, the Commission placed the parties on notice at the conclusion of Phase I that the Commission would not approve the Settlement Agreement to the extent these provisions purport to bind future Commissions.

V.   POSITIONS OF THE NON-SETTLING PARTIES AND NON-SETTLING STAFF-Generally

A.   Representative Jeb Bradley

     Representative Jeb Bradley serves as co-chair of the Electric Utility Restructuring Legislative Oversight Committee. (FN 18) He identifies four areas in which he believes the Settlement Agreement requires modification:
(1) the need for additional burden-sharing by PSNH with regard to stranded costs, (2) additional assumption by PSNH of the risk of unforeseen economic and/or technological changes, (3) further reward-sharing by PSNH of the benefits of securitization, and (4) efforts to develop a competitive marketplace for electricity at retail in New Hampshire.

     Representative Bradley concludes with a list of nine possible areas in which the Settlement Agreement could be made more ratepayer-favorable, stressing that their overall effect is more important than which particular ones are adopted. These suggestions are (1) reduction of the delivery service charge with an understanding that PSNH or the Commission could file a new rate case at any time, (2) reduction of the delivery service charge upon consummation of the proposed NU/Consolidated Edison merger, (3) lowering the interest rate on accumulated deferred income taxes, (4) tying any increase in the Seabrook-related return on equity to the sale of Seabrook, (5) reducing the amortization period for the fossil/hydro assets from 12 to 7 years, (6) setting the delivery service charge for special contract customers to the same level charged regular customers, (7) preventing PSNH from recovering from its customers any costs associated with its settlement with NHEC, (8) reducing stranded costs through further IPP buy-downs, and (9) increasing the proposed $367 million pre-tax write off.

B.   Representative Gary Gilmore

     Representative Gary Gilmore of Dover is a member of the Electric Utility Restructuring Legislative Oversight Committee. Representative Gilmore states that the Settlement Agreement, as submitted to the Commission, is not viewed favorably and he urges the Commission to improve the Settlement for ratepayers. With respect to the generation asset sales, he cites the following concerns: (1) the sales of PSNH's generation assets should be administered by the Commission to assure that bidders receive comparable and fair treatment and that the assets are sold at the highest possible price;
(2) all asset proceeds should be rapidly amortized; and (3) hydroelectric assets sales should be structured to allow meaningful municipal participation without reducing the sale price of the assets.

     Representative Gilmore also urges the Commission take every effort to retain the proposed average rate reduction of 18 percent to 20 percent in the first year, while eliminating known or reasonably expected deferrals. He believes the reclassification of transmission and distribution assets should be treated in a separate docket and asks the Commission not to rule on it at this time. Finally, Representative Gilmore believes that the synergy savings of the NU/ConEd merger must be shared with ratepayers, as should some portion of the premium paid to NU shareholders.

C.   THINK - New Hampshire

     Mr. Jim Rubens, President of THINK - New Hampshire a non-profit issues - advocacy group with statewide membership, urges the Commission to reject the Settlement. In fact, THINK - New Hampshire asserts that the Commission is forbidden by law from approving the Settlement because there is a significant possibility that it permits greater stranded cost recovery than would be allowed in a regulated environment and because there are no sustainable claims that the Settlement will allow a range of viable competitive suppliers. Should the Commission approve the Settlement, THINK - New Hampshire requests that the Commission: (1) increase the Transition Service rates to at least $0.045 per kWh; (2) cap the stranded cost charges at amounts not to exceed those projected by the Settling Parties; and (3) if the Settlement is approved without conclusive evidence that it is more favorable than the rate case, reduce the stranded cost recovery so that the probability becomes low that a rate case would yield better results.

D.   Business and Industry Association of New Hampshire

     The Business and Industry Association (BIA) is a group representing approximately 450 New Hampshire businesses. It urges the Commission to approve the Settlement Agreement, with certain modifications. The BIA proposes the following modifications: (1) ensure that the proposed rate reductions on the non-commodity rate components are maintained over time, and that SCRC rate design risk is mitigated to prevent large swings in revenue requirements among customer classes; (2) set Transition Service charges at market rates to avoid deferrals; (3) link the auctions of generation assets with the Transition Service offering; (4) hire an independent auctioneer, especially if a PSNH affiliate plans to participate in the auctions; (5) modify the SCRC protocol such that RED is "left in place" and use any adjustment that would cause RED to move forward to reduce the SCRC instead;
(6) amortize the proceeds from the fossil/hydro auctions over seven years, not twelve; (7) apply the Stipulated Rate of Return to any credits to the revenue requirements; and (8) defer the proposed new fees for 30 months or modify the Settlement to incorporate the new revenues into the financial model and modify the rates accordingly.

E.   Cabletron Systems, Inc.

     Cabletron Systems, Inc. is an information technology company based in Rochester, New Hampshire. Among the issues it raises is a procedural one, relating to the timing of the Commission's final order in this docket. Specifically, Cabletron's concern relates to approval of the Settlement Agreement with conditions, triggering a right by the Settling Parties to withdraw the Settlement from further consideration. Cabletron believes it would be at a procedural disadvantage as a non-settling party because it believes its 30-day period to seek reconsideration would coincide with the period in which the Settling Parties would be deciding on possible withdrawal of the agreement. In Cabletron's view, there is a substantial possibility that nonsettling parties could end up expending significant resources on a rehearing request that ultimately becomes moot. This, according to Cabletron, raises due process concerns. Accordingly, Cabletron asks the Commission to suspend the effective date of this order for ten days and give the Settling Parties the same period to indicate whether they intend to withdraw the Settlement Agreement.

     Cabletron generally concurs with the policy comments and analysis in the post-hearing brief filed by Representative Jeb Bradley, except that Cabletron takes no position with respect to Representative Bradley's comments regarding the additional savings associated with IPP buydowns. Cabletron urges the Commission to make a finding that Transition Service deferrals are not in the public interest and to condition the Settlement to clearly prohibit the authorization of any such deferral account. In the alternative, the Commission should condition the Settlement Agreement such that customers who do not contribute to the creation of the Transition Service deferral account be exempt from the requirement to pay for it. Finally, Cabletron asks the Commission to modify the nuclear sales component of the Settlement such that the issue of how and when the NAEC obligation is to be sold is determined in a separate docket in which the Commission will not be restricted in the criteria it may use to establish a minimum bid.

F.   Great Bay Power Company

     Great Bay Power Company (Great Bay) owns a 12 percent interest in the Seabrook nuclear power plant. It is the corporate successor to EUA Power Corporation that sought bankruptcy protection in 1991 and was subsequently reorganized under new ownership. Great Bay is an Exempt Wholesale Generator within the meaning of the federal Public Utilities Holding Company Act and has no retail customers.

     Great Bay urges the Commission to reject the Settlement Agreement outright. If however, the Commission determines to conditionally approve the Settlement, Great Bay asks that the Commission, at a minimum, require the following changes to the agreement: (1) prohibit PSNH from recovering the cost of capital additions to generating plant that have been incurred since the date of the Restructuring Act, or require PSNH to submit evidence sufficient to prove that such additions mitigated the Company's stranded costs; (2) require PSNH to provide Transition Service on a basis that will not create deferrals; (3) require PSNH to submit its sales of power during the period prior to asset divestiture to a full, traditional prudence review by the Commission, rather than establishing an arbitrary prudence standard in advance; (4) reject the $0.028 per kWh delivery rate proposed by PSNH and establish a lower delivery rate that is based on PSNH's actual cost of service, using the capital structure that will be in place during the period that the delivery rate is in effect; (5) require PSNH to implement cost based rates; (6) set the rate of return on Part 3 stranded costs based on a cost of equity that can be adjusted periodically, as proposed by Mr. Kosnaski, rather than fixing the ROE, as proposed by PSNH; (7) require PSNH to proceed immediately to take all steps necessary to unbundle its transmission and distribution rates; (8) not permit PSNH to seek recovery of increased costs resulting from regulatory orders and accounting changes during the IDCP if the Company is otherwise earning a reasonable rate of return; (9) not base the delivery charge in this case on an assumption that lost revenues from special contracts should be recovered from other ratepayers. Instead, the Commission should either lower the delivery charge accordingly or require PSNH to submit evidence sufficient to find that collecting such costs from non-special contract customers is in the public good; (10) require PSNH to clarify the record with regard to whether it agrees that, if the Settlement is approved, the Commission will continue to have the authority to make rate design changes with regard to the various components of the SCRC; (11) authorize an addition to the proposed SBC to provide decommissioning funding assurance with regard to Great Bay's share of Seabrook decommissioning expense; (12) require that any excess funding of decommissioning expense be returned to ratepayers; (13) require the Settling Parties to provide a structure under which the Commission can exercise jurisdiction over PSNH's affiliates in the event it needs to in accordance with the terms of the Settlement Agreement; and (14) continue to require that the Settlement Agreement will be subject to the continuing jurisdiction of the Commission and other applicable statutory authority.

G.   PJA Energy Systems Design

     Through its principal, Mr. Pentti J. Aalto, PJA Energy Systems Design urges the Commission to reject the Settlement Agreement in its present form and to direct all parties in the docket to conduct further open negotiations. In Mr. Aalto's view, the process of arriving at the Settlement Agreement was flawed because it did not allow for input from a sufficient number of interested parties. Mr. Aalto describes the Settlement Agreement as a "secret deal" in which "[t]he actual interests of the settling parties are not clearly defined and are therefore not subject to public scrutiny and judgment." PJA Energy Systems Brief at 8.

H.   Office of Consumer Advocate

     The Office of Consumer Advocate (OCA) does not urge the Commission to reject the Settlement Agreement outright, but instead proposes a series of modifications that it views as necessary to protect the public interest. The OCA requests that the Commission require the following modifications to the Settlement Agreement: (1) bid Transition Service out by class and make necessary adjustments to the SCRC such that each class receives the same percentage rate reduction; (2) consider a one year program of subsidized retail adders as a system benefits charge at the end of the third year of Transition Service if competition at the retail level fails to materialize;
(3) permanently assign the total stranded costs proportionately by class; (4) delay the phase-out of the "humped" residential rate design; (5) deny PSNH's proposal regarding Field Collections and open a separate generic docket to address them; (6) only allow the imposition of a late payment fee for residential customers after an educational period and if the corresponding revenues are recognized in PSNH's revenue requirement; (7) complete the rate case and all the other outstanding dockets; (8) accept Mr. Long's proposal that no NU affiliate would participate in the generation asset auctions; (9) exclude any ConEd affiliates from participating in the generation asset auctions; (10) provide the State with the right of first refusal to match the winning, or, if appropriate, minimum bid for the Seabrook interest; (11) match the Energy Efficiency revenues received from a class and the expenses/service provided that class; (12) cap the ratepayer liability or recovery mechanism as developed in the Settlement Agreement at the same amount as the Environmental Remediation Reserve; (13) find that NU's actions regarding its commitment to perform "best efforts" renegotiations breached the Rate Agreement; (14) find that NU's failure to protect the Sharing Agreement violated its contractual obligations and adjustments totaling $60 million annually should be imputed to those rates; (15) treat Special Contracts in the manner discussed in the Commission's Final Plan (DR 96-150, February 28, 1997); and (16) condition the NU/ConEd merger in the following four ways: (a) reduce the initial average stranded cost rate per kWh by the same percentage of stranded benefits for which ratepayers are responsible;
(b) modify the list of reasons why the $0.028 per kWh average delivery charge over the IDCP can change to include savings arising from a merger during the IDCP; (c) state that the door, which NU said is closed on October 18, 1999, is closed and locked with regard to the absolute inability of PSNH/NU/ConEd to recover any of the acquisition premium from ratepayers; and (d) limit the amount of the merged corporations acquisition of generation assets to the very limited role Mr. Morris testified to on Ph. I, Tr. Day VII, pages 62-65.

I.   New England Power Co. & Granite State Electric Co.

     New England Power Company (NEP) is a minority owner of the Seabrook nuclear power plant. Its affiliate, Granite State Electric Company (GSEC) is a transmission and distribution utility serving customers in New Hampshire. The two affiliates appear jointly to address issues relating to Seabrook divestiture. NEP and GSEC request that the Commission approve Section VIII
(K) of the Settlement Agreement and take all actions necessary in its consideration and approval of the Definitive Plan to Sell Seabrook to assure that the highest possible value is received for the asset including: (1) require that NAEC unbundle its Seabrook entitlement with those of other interested Joint Owners; (2) reject a minimum bid price if it determines that the use of a confidential minimum bid price would hamper participation in the auction and diminish value; and (3) provide that the December 3, 2003 sale date is a deadline, not a target, and require that NAEC take all actions necessary to expedite the auction process.

J.   City of Manchester

     The City of Manchester urges the Commission to reject the Settlement Agreement outright and simply "return to the restructuring process contemplated in RSA 374-F." City of Manchester Brief at 2. Specifically, the City believes the Commission should complete the PSNH Interim Stranded Cost proceeding, issue a final order in that docket and, thereafter, seek relief from the U.S. District Court injunction prohibiting the Commission from implementing retail competition in PSNH's service territory. According to the City, the divestiture of the generation assets of NU affiliates in Connecticut and Massachusetts demonstrates that NU can no longer claim irreparable harm if New Hampshire also moves forward to such divestiture. Further, according to the City, the Commission can and should implement securitization in the context of PSNH compliance filings made pursuant to an Interim Stranded Cost order.

     If, however, the Commission decides to use the proposed Settlement Agreement as a basis to restructure PSNH, then the City of Manchester urges the Commission to impose the following conditions: (1) reduce the stranded costs claimed under the Settlement by $373 million, make necessary adjustments to the SCRC and require that the SCRC be reconciled annually; (2) require that Transition Service be competitively bid and priced at market rates to avoid deferrals; (3) reduce the delivery charge to $0.026 per kWh or less and provide for a "re-opener" of the delivery charge in order to pass through any merger related savings that are likely to occur during the IDCP;
(4) reduce the proposed "gross of tax" level of securitization of $725 million to a "net of tax" level of securitization of $438 million, or in the alternative, use the regulated average cost of capital for the ADIT; (5) the Commission should have oversight authority regarding any dispute as to the purchase price to be paid by a municipality desiring to purchase hydroelectric facilities within their boundaries prior to the time of PSNH's divestiture of those facilities; and (6) condition approval of the Settlement Agreement upon ConEd, or any other acquiring company, not seeking recovery of any portion of any acquisition premium paid, or recovery of any portion of acquisition premium paid on the basis of offsetting merger savings. Also, the City recommends that the Commission keep the Settlement Agreement docket open until the merger docket is completed, at which time the Commission should make its final determination as to the appropriate level of stranded cost recovery.

K.   Seacoast Anti-Pollution League

     The Seacoast Anti-Pollution League (SAPL) is a 350 member citizen environmental protection group. SAPL intervened to ask the Commission to strengthen nuclear safety and air emissions provisions of the agreement.

L.   Conservation Law Foundation

     The Conservation Law Foundation (CLF) addresses two issues: environmental improvement and energy efficiency. Both are policy objectives of the restructuring statute, according to CLF, referencing RSA 374-F:3, VIII and X. CLF urges the Commission not to approve the Settlement unless and until it includes provisions requiring PSNH's fossil plants to reduce NOx emissions and SO2. CLF also urges the Commission to approve the funding levels for energy efficiency programs at the levels set forth in the Settlement.

M.   Save Our Homes Organization/Community Action Programs

     The Save Our Homes Organization (SOHO), a low, moderate and fixed income tenants organization in Portsmouth, New Hampshire, and the state's Community Action Programs (CAP) jointly recommend approval of the Settlement Agreement, subject to certain conditions. SOHO/CAP explicitly indicate their support of the provisions of the Settlement Agreement concerning energy efficiency programs, default service and the Energy Assistance Program. They ask that the Commission condition approval of the Settlement on retention of the residential "humped" rate design during the 30 month IDCP.

     SOHO/CAP urge the Commission to reject the elements of PSNH's rate design proposal that eliminate the elderly customer discount and introduce new service charges for residential customer Late Payments and new Field Collection charges and raises the connect and reconnect fees.

N.   Campaign for Ratepayers' Rights

     CRR urges the Commission to reject the Settlement Agreement unless a number of conditions are imposed to significantly improve the Agreement. CRR believes the minimum conditions required for approval include: (1) eliminate the Transition Service deferral without eliminating the advertised rate reductions; (2) limit the securitization to no more than $500 million; (3) establish a "claw back" mechanism to provide a vehicle for ratepayer sharing in the gain from the ConEd merger; (4) ensure that the Seabrook rate of return not be increased above 7 percent; (5) impose a bidder requirement for environmental improvement to new source performance standards in the auction of fossil assets; (6) preclude PSNH, NU and ConEd from re-entering the generation market by bidding on the generating assets; and (7) address the concerns of the municipalities by providing them a reasonable opportunity to acquire the hydroelectric facilities.

O.   Freedom Partners, L.L.C.

     Freedom Partners, L.L.C. (Freedom Partners) recommended that the Commission approve the proposed Settlement with such conditions as are found to be in the public interest. Freedom focused its comments on Transition Service and rates and T&D service and rates, recommending that the Commission set Transition prices at market levels and that it require PSNH to unbundle T&D rates. Freedom also recommended that the Commission do a full and complete review of the circumstances surrounding the Rate Agreement to determine the nature and scope of any contractual obligation. In addition, Freedom recommended that the Commission benchmark the federal litigation and the rate case.

P.   New Hampshire Consumers Utility Cooperative

     The New Hampshire Consumers Utility Cooperative (NHCUC), a non-profit energy aggregator, seeks modification of the provisions of the Settlement Agreement relating to Transition Service. According to NHCUC, the Transition Service provisions as drafted will not lead to meaningful retail competition. NHCUC offers an alternative plan to provide incentives and subsidies to foster development of cooperative, non-profit and municipal energy aggregations.

Q.   Staff Advocates

     The Staff Advocates submitted testimony of three witnesses, Messrs. George McCluskey, Douglas Smith and Richard LaCapra. Mr. Smith provided a projection of wholesale energy market prices for the years 2000 through 2007 as an alternative to the projection of the Settling Parties. Applying Mr. Smith's projection, Mr. McCluskey recommended significant modifications to the proposed Settlement Agreement related to stranded cost recovery. In the view of the Staff Advocates, the Commission cannot simply endorse the Settlement Agreement on the theory that it is a reasonably negotiated compromise on disputed issues. Rather, according to the Staff Advocates, the Commission must determine that each provision of the Settlement Agreement relating to stranded costs meets the requirement that such charges be equitable, appropriate, and balanced" is in the public interest, and "substantially consistent" with the Restructuring Act's inderdependent policy principles pursuant to RSA 374-F:4, V.

     Staff Advocates urge the Commission to modify the Settlement Agreement in the following ways: (1) specify that customers be credited with a return on ADIT associated with the securitized assets calculated using the Company's weighted average cost of capital; (2) permit the Commission to establish a minimum bid for NAEC's Seabrook using an administrative valuation of Seabrook; (3) allow 50 percent recovery of PSNH's unrecovered contractual obligation in the Maine and Connecticut Yankee plants; (4) reflect a $78 million reduction in Part 3 Stranded Costs associated with the generation-related regulatory liabilities identified by Staff Advocates; (5) exclude from stranded cost recovery the Hydro Quebec transmission Support Agreement payments, or at a minimum, mitigate the proposed $62 million recovery by the value the Company receives from the facilities; (6) exclude from the final FPPAC Deferral Balance: (a) the $7 million associated with the January 1998 outage of Seabrook Station; and (b) $18.75 million, one-half the amount associated with the Seabrook Unit 2 spare parts sale; (7) require the Settling Parties to recalculate the SCRC based on corrected data for loss on reacquired debt and exclude the non-generation-related portion of the loss on reacquired debt; (8) reduce the Part 3 Stranded Costs by $2 million to avoid double recovery of Millstone 3 nuclear fuel and M&S inventory costs; (9) correct for certain Part 3 Stranded Costs not properly reflected in the model of the Settling Parties; (10) use a 6.70 percent return on equity in the return applied to the balance of the Part 3 Stranded Costs; (11) adopt an annual reconciliation approach instead of a risk-sharing/deferral approach; and (12) find that it is appropriate to take into account the acquisition premium received by NU shareholders when making a final determination of stranded cost recovery and determine a formula or establish principles that would govern the manner in which the acquisition premium would be taken into account in determining final stranded costs.

VI.   POSITIONS OF NON-SETTLING PARTIES BY ISSUE

A.   BENCHMARKING

1.   Parties other than Staff

     On the subject of benchmarking, Freedom Partners contends that the record in docket DR 89-244, which led to the Commission's approval of the Rate Agreement, demonstrates that NU committed itself as PSNH's new owner to returning to traditional ratemaking at the conclusion of the seven-year fixed rate period with no "qualifications, conditions, constraints, limitations or exceptions." Freedom Partners Brief at 7. In support of that proposition, Freedom Partners cites the testimony of various NU executives in that docket. Further, with regard to the likely outcome of a contested PSNH rate case, Freedom Partners points out that the Commission is not required to use any particular ratemaking methodology. According to Freedom Partners, the fixed rates contained in the Rate Agreement were established using a market-based, rather than a cost-based, methodology that assumed revenues would actually decline if rates were set any higher than they were. Freedom Partners further contends that in a contested rate case PSNH would have the burden of demonstrating (1) the prudence of its expenses and investments, (2) the extent to which its investments are used and useful and (3) the affordability of the resulting rates, which Freedom Partners equates with the concept that utilities' rates must be non-exploitative. According to Freedom Partners, the appropriate measure of whether rates are exploitative is the rates that other similarly situated customers pay for comparable service. In Freedom Partners' view, the rate path approved in connection with the Rate Agreement, while reasonable at the time, has become exploitative.

     Representative Bradley acquaints the Commission with a measure pending in the Legislature that would require the Commission to conduct a traditional PSNH rate case prior to any legislative approval of the Settlement Agreement. He deems it critical that the Commission compare the Settlement Agreement to the likely outcomes of a rate case. In particular, Representative Bradley asks the Commission to determine the expected rate path under the Settlement Agreement and compare it to the path of expected retail rates under traditional ratemaking.

     It is also Representatives Bradley's view that the write-off PSNH proposes to take under the Settlement Agreement is not as valuable as previously thought in light of an accounting error discussed in the testimony of Messrs. Naylor, Cannata and Antonuk. Bradley Brief at 11. Representative Bradley indicates that Mr. Naylor testified on behalf of Non-Settling Staff that PSNH made an incorrect adjustment to the FAS 109 treatment of the PSNH acquisition premium. Id. Messrs. Naylor and Cannata testified on rebuttal that correction of this error represents an additional decrease of 2.6 percent in PSNH's rates for benchmarking purposes. This, according to Representative Bradley, provides additional support for his view that PSNH is not shouldering its fair share of the restructuring burden.

     With regard to benchmarking, Mr. Rubens takes the position that there is at least a "serious possibility" that traditional ratemaking would be more favorable to ratepayers than the Settlement Agreement by "tens of millions" of dollars. In Mr. Rubens' view, the Restructuring Act compels the Commission to litigate the stayed rate proceedings fully in order to eliminate the uncertainty.

     With regard to benchmarking, it is OCA's position that a full rate case would yield a reduction in PSNH rates of between 11 and 16 percent, without even considering the adjustments made by the Commission's Non-Settling Staff. Further, even taking the Settling Parties' contentions into account, OCA believes PSNH ratepayers would be entitled to a temporary rate refund of at least $300 million, and that no one contested its assertion that the elimination of Seabrook deferrals in early 2001 would yield an automatic rate reduction of $113 million a year or 14.8 percent. Ph. II, Ex. 58.

     According to OCA, its witness, Mr. Kenneth Traum, considered certain rate-related issues not raised by Non-Settling Staff, e.g., discounts on Special Contracts, reduced return on Acquisition Premium, and disallowance of Millstone 3 costs and return related to imprudent outages at that facility. In OCA's view, Mr. Traum's testimony supports an additional $100 million of reduced annual revenue beyond that identified by Non-Settling Staff Brief at page 18. It is also OCA's view that, once the pending dockets are resolved, securitizing $506 million in assets related to NAEC would further reduce rates by an additional 3.5 percent.

     OCA disputes certain adjustments PSNH would make to Mr. Naylor's benchmarking efforts, as reflected in Phase II, Ex. 201. PSNH would reduce Mr. Naylor's 10.07 percent rate reduction by 1.62 percent to reflect a "systems benefits adjustment." OCA believes PSNH omitted several offsets in this regard, specifically demand-side management, existing discounts and an adjustment to uncollectible expenses to reflect reduced rates and the existence of the lowincome assistance program. PSNH would reduce Mr. Naylor's figure by 0.86 percent to cover incremental costs associated with weather normalization. OCA adds that it agrees with Mr. Naylor that the impact of weather on sales should be recognized; OCA disputes PSNH's belief that Mr. Naylor's figure must be adjusted by 3.72 percent to cover "other cost increases." According to OCA, PSNH has failed to align the applicable time periods when calculating the relevant revenues, expenses and investments. OCA further contends that, by virtue of a mathematical error, this figure should really be 1.23 percent.

     OCA urges the Commission to determine that NU and PSNH have failed to meet their commitment in the Rate Agreement to undertake their best efforts to renegotiate PSNH's contracts with 13 small power producers. According to OCA, the record here establishes that as early as February 28, 1990, NU failed to follow up on requests for proposals to renegotiate these contracts, failing to act until 1993 when its renegotiations yielded a 44 percent savings, based on net present value, in costs associated with two of these contracts. According to OCA, renegotiation of the remaining contracts eventually yielded a net present value savings of roughly 20 percent, which would have been doubled had NU exercised the requisite best efforts.

     On the subject of spare parts related to the Seabrook Unit II, OCA accuses PSNH of deliberately seeking to obscure the fact that PSNH's $700 million interest in Seabrook includes the Unit II parts and is thus already being charged to ratepayers. OCA cites Exhibit 83 in docket DR 97-014 as clarifying this issue in favor of OCA's position. OCA recommends that the Commission require that when Seabrook is auctioned, that PSNH auction Seabrook as is and also as if it would have four steam generators for replacement available. The difference would be a reduction in PSNH's stranded costs due to NU selling Unit II spare parts without compensating ratepayers.

     OCA's penultimate point regarding benchmarking is that the Commission should impute benefits of approximately $60 million per year to account for PSNH's failure to pursue remedies under the Rate Agreement in connection with the Sharing and Capacity Transfer Agreements becoming inoperable on January 1, 2000 due to termination of CL&P's load obligations as a result of Connecticut's restructuring legislation. OCA points out that PSNH took no action in this regard despite having filed suit in federal court against this Commission to press its allegations that restructuring in New Hampshire would lead to a breach of the Rate Agreement.

     OCA asks the Commission to determine as part of its benchmarking process that the Rate Agreement is not a binding contract and that, accordingly, efforts to vindicate any contractual rights under the Rate Agreement would fail. The OCA essentially contends that the Rate Agreement simply outlines a set of commitments made to the Bankruptcy Court by the Signatories, thus facilitating PSNH's emergence from bankruptcy in its new form as an NU subsidiary. OCA bases its position on the testimony of Attorney Harold T. Judd who, at the time the Rate Agreement was negotiated, served as a Senior Assistant Attorney General. Mr. Judd participated directly in these negotiations and was responsible for drafting RSA 362-C. According to Mr. Judd, it was of paramount importance to the State that the authority of the Commission to set rates not be compromised by the terms of the Rate Agreement. Mr. Judd further testified that prior to his joining the Office of the Attorney General, that office had conducted a thorough inquiry regarding the contractual nature of the Rate Agreement and had concluded that the State could bind itself in contract only by expressly stating so. It was Mr. Judd's testimony that the State in its negotiations consistently refused entreaties to bind itself in contract in order to facilitate PSNH's emergence from bankruptcy. According to OCA, Mr. Judd's testimony to that effect is unrebutted.

     OCA also grounds its analysis in the New Hampshire Supreme Court's decision in Appeal of Richards, 134 N.H. 148 (1991). In Richards, the Court determined that the Commission's approval of the PSNH rate plan embodied in the Rate Agreement met the requirement in RSA 362-C:3 for rates that are "just and reasonable." Id. at 164. According to OCA, the fact that such an analysis, rather than a discussion of contract principles, was determinative in Richards demonstrates that the Rate Agreement is non-contractual.

     According to OCA, assuming arguendo that the Rate Agreement is and remains contractually binding, based on the Rate Agreement's provisions permitting PSNH to receive a return on the unamortized portion of NU's acquisition premium, only a 1 percent return is appropriate. OCA contends that the unamortized acquisition premium should be deemed not "used and useful" because it requires rates to be so high that they are unaffordable and inconsistent with regional average rates, the latter being a rate level OCA contends NU committed itself to achieving by the terms of the Rate Agreement. In OCA's view, this reduced rate of return reflects NU's failure to meet its commitments under the Rate Agreement.

     OCA further alludes to the language in the Rate Agreement providing for a seven-year fixed rate period. According to the OCA, at the end of those seven years the Commission was free to return to traditional ratemaking with regard to PSNH. It is OCA's contention that, assuming the existence of a contract arguendo, the Commission is simply obligated to set
PSNH's rates at a level that is reasonable and affordable. OCA's final assertion on the issue is that the non-investment grade bond ratings attained by PSNH in the wake of the Rate Agreement demonstrate that investors did not view PSNH as having entered into a contract that would guarantee the investors recovery of their investment.

2.  Staff Advocates And Non-settling Staff

     In addition to considering whether claimed stranded costs could be recoverable under normal ratemaking, the Staff Advocates address two benchmarking issues. First, they contend that PSNH's proposed after-tax write-off of $225 million is understated because PSNH would face significant disallowances in a traditional rate case because certain of its assets would be deemed not used and useful. Second, they contend that PSNH's benchmarking analysis improperly excludes certain significant benefits that would accrue to ratepayers through the Sharing Agreement.

     With regard to the "used and useful" issue, the Staff Advocates invoke Appeal of Conservation Law Foundation, 127 N.H. 606 (1986), in which the New Hampshire Supreme Court distinguished between the "used and useful" requirement and the separate requirement that expenses be prudently incurred. According to the Staff Advocates, the "used and useful" issue arises because PSNH will have excess capacity of 384 MW in 2000 and 275 MW in 2005, not including the loss of the load associated with NHEC. The Staff Advocates concede that a "used and useful" disallowance is not warranted as soon as an electric utility's capacity exceeds its margin requirement, but, rather, contend that such action becomes appropriate "when the excess .
 . . becomes substantial and continues over time."  Staff Advocates Brief at
45. With regard to the argument that such disallowances would require PSNH to receive a higher return on equity to account for the increased risk, the Staff Advocates' view is that PSNH's cost of equity already reflects this risk.

     Secondly, the Staff Advocates contend that any benchmarking analysis conducted by the Commission should take into account benefits of between $60 million and $76 million per year that would accrue in the absence of restructuring as a result of the Sharing Agreement and the Capacity Transfer Agreements. The Staff Advocates note that this revenue has been lost to PSNH as a result of industry restructuring in Connecticut and Massachusetts. However, their position is that NU should have brought to the attention of the regulatory agencies in those states that their restructuring plans would result in harm to PSNH ratepayers by terminating capacity transfer revenue and joint dispatch savings revenue to PSNH from its affiliates. According to Staff Advocates, this lost revenue would be imputed to PSNH in a traditional rate case.

     Next the Staff Advocates recommend modification of the Settlement Agreement to foreclose recovery on the $7 million associated with the January 1998 unplanned outage at Seabrook and an additional $18.5 million, representing half the sum associated with the sale of Seabrook spare parts. The Staff Advocates rely on the benchmarking testimony of Mr. Cannata of the Settling Staff, who (1) predicted a high likelihood that the Commission would conclude in a fully litigated case that the 1998 Seabrook outage was the result of imprudence and (2) similarly predicted that the Commission could determine that accounting practices should be revised to reflect that the Seabrook Unit II parts revenue should accrue to ratepayers.

     Non-settling Staff's pre-filed testimony includes extensive analysis of updated rate-case data filed by PSNH in January 1999, based on a September 30, 1998 test year. However, at the hearing, Mr. Naylor testified that this analysis is not intended as a substitute for a full rate case and is provided solely for benchmarking purposes, i.e., to allow the Commission to pinpoint a range of possible outcomes in the rate-case docket and then to compare those outcomes to the results proposed by the Settlement Agreement.

     Mr. Naylor notes that PSNH made its original base rate case filing in May 1997 based on a 1996 test year, and that the Company revised its filing in January 1999 based on a test year ending on September 30, 1998. Mr. Naylor further reports that much of the discovery, and three weeks of on-site field work, had been completed as of early June, when the Memorandum of Understanding preceding the Settlement Agreement was filed with the Commission.

     According to Mr. Naylor, if this rate case were presented to the Commission for adjudication, Staff would recommend a 10.07 percent reduction in PSNH's revenue requirement. This figure is in addition to the 6.87 percent reduction the Commission had approved in its temporary rate order of November 6, 1997 (Order No. 22,784) and effective with bills rendered as of December 1, 1997 - applicable retroactively to July 1, 1997.

     Mr. Naylor's analysis is based on an 11.34 percent cost of equity as recommended by Mr. Kosnaski, and a rate base significantly less than that proposed by PSNH. Included in the schedules appended to Mr. Naylor's testimony are Staff's proforma adjustments to PSNH's rate base to account for the declining balances in PSNH's regulatory assets for a period of 12 months after the end of the test year. This results in a rate base reduction of $64.778 million. Mr. Naylor invokes the determination in the 1997 temporary rate order that the amortization of regulatory assets is an "extraordinary circumstance not only justifying but requiring a modification" of the traditional methodology and that a failure to make such an adjustment "would result in a windfall to PSNH." Public Service Co. of N.H., 82 NH PUC 787, 800 (1997). Additionally, a correction of $150 million was made to reduce PSNH's rate base calculation for proper ratemaking treatment of both assets and liabilities relating to FAS 109 deferred income tax accounts.

     With regard to the Company's cash working capital, Mr. Naylor, in supplemental testimony filed December 30, 1999, calculated an allowance of $18.095 million as compared to the $31.369 million included in the Company's updated rate case filing. Because there has not been a lead/lag study relating to PSNH, Mr. Naylor employed the methodology used in the lead/lag study required by the Connecticut Department of Public Utility Control in connection with PSNH affiliate CL&P, to determine the lag days of the various working capital components. According to Mr. Naylor, the CL&P study is instructive because its operations are similar to those of PSNH and because the two companies receive common administrative support from NUSCO. He further recommends that PSNH be required to conduct a lead/lag study in connection with its next rate case.

     Mr. Naylor's testimony includes a discussion of the range of possible outcomes in a rate case proceeding. In other words, Mr. Naylor analyzes the probability that Staff's views would prevail in the event a fully developed rate case were presented to the Commission. Mr. Naylor begins with the assumption that it is highly probable the Commission would accept Mr. Kosnaski's recommendations concerning cost of equity. In that case, according to Mr. Naylor, the least likely scenario is that only 50 percent of the Staff recommended income statement adjustments including those Company adjustments adopted by Staff, would be accepted. At hearing, Mr. Naylor recommended that the depreciation adjustment be maintained at 100 percent of its value, with the remaining income statements at 50 percent. This yields a
7.59 percent decrease in the Company's revenue requirement, which Mr. Naylor suggests would be the low-end of a range of possible rate case outcomes. In so characterizing this scenario, Mr. Naylor stresses that Staff's revenue adjustments are "conservative" and that there were additional adjustments that Staff could plausibly have recommended but did not. Mr. Naylor's "high end" scenario involves the Commission accepting all of Staff's proforma adjustments, plus certain additional ones, viz: reductions in PSNH's economic development-related costs, costs related to sheep grazing for transmission line clearing, amortizing some costs identified in the 1997 rate filing that may remain in the 1998 test year, proforming the equity component of PSNH's capital structure to 40 percent, and the potential effects of other dockets as discussed by Mr. Cannata in his testimony. According to Mr. Naylor, this "high end" scenario would reduce PSNH's revenue requirement by 12.48 percent.

     However, Mr. Naylor then goes on to testify that his range of rate case outcomes does not include the recovery of and amortization of the difference between temporary rates and permanent rates. Mr. Naylor notes that PSNH's temporary rates would be effective on July 1, 1997 even though customer bills were not actually reduced by that amount until December 1, 1997. Based on retail revenues of $325.04 million during these five months, Mr. Naylor calculates that a $22.33 million refund would be due to PSNH's customers.

     Mr. Naylor then goes on to discuss the reconciliation of any permanent rate back to July 1, 1997, the date established by the Commission for reconciliation of permanent and temporary rates. Mr. Naylor notes that, by reconciling any full permanent rate decrease back to that date, PSNH would be deprived of certain depreciation expenses it legitimately accrued under rates previously approved by the Commission. He also notes that Staff's recommendations for revenue adjustments are based on a test year that began three months after July 1, 1997, a deviation from traditional rate setting practice.

     Therefore, Mr. Naylor would solve the reconciliation problem by applying a four-step process: (1) analyze the Company's revenue requirement prior to the test year, (2) analyze the test year itself, (3) consider post-test-year expenses and (4) account for the amortization of regulatory asset balances and for depreciation rates. These calculations yield what Mr. Naylor characterizes as a range of possible refunds from $135 million to $171.35 million depending on whether the Commission would adopt the "low end" reduction of 7.59 percent or the recommended reduction of 10.07 percent.

     Mr. Naylor further notes that, in the event the Settlement Agreement is not adopted, PSNH would be entitled to seek a revised FPPAC rate that would presumably include the currently deferred FPPAC balance - projected to reach $103 million by May 31, 2000. Mr. Naylor agrees with Mr. Cannata that the only likely adjustment to this balance involves a possible determination of imprudence related to an outage at Seabrook, which could reduce the FPPAC balance by $7 million. According to Mr. Naylor, if PSNH sought full recovery of the deferred FPPAC balance during the next six month FPPAC period, a rate increase of about 24 percent would be the result for those six months. This would impose a delay in the rate reductions customers would see under a conventional rate case, Mr. Naylor notes, although he adds that the Commission could offset this effect by requiring a more rapid return of the temporary rate reconciliation amounts.

     Finally, Mr. Naylor testifies that conventional rate-setting would likely lead to an additional rate increase if the temporary rate reconciliation amounts are amortized into customer rates over a two year period. However, he further adds that as of May 2001 the Seabrook Deferred Return will be fully amortized and thus no longer included in FPPAC rates. This will more than offset the end of the temporary rate reconciliation refunds.

B.   RECOVERY OF STRANDED COSTS

1.   Parties other than Staff

     On behalf of the organization Think - New Hampshire, Mr. Jim Rubens submitted testimony and urged the Commission to impose a "price cap" on stranded cost charges. Mr. Rubens believes there is a significant risk that PSNH will lose large numbers of customers who will opt for small-scale self-generation technology that Mr. Rubens believes is soon to be readily available in the marketplace. According to Mr. Rubens, this will force PSNH to increase its stranded cost charge per unit of service, leading to a "death spiral" of escalating rates as customers defect for self-generation.

     BIA generally supports the stranded cost recovery mechanism in the Settlement Agreement. However, it characterizes the $0.0379 per kWh average SCRC as unacceptably high. BIA asks the Commission to revise the process for setting the SCRC "to immediately reflect any and all benefits that may result from better than expected fossil/hydro auction proceeds, better than expected Seabrook auction proceeds, higher wholesale power proceeds, and lower RRB bond rates." Direct Testimony of Susan G. Hersey at 11. Ph. II, Ex. 30.

     Accordingly, BIA asks the Commission to modify the Settlement Agreement to provide for a reduced amortization period of seven years for the proceeds of the fossil/hydro asset sales, to reduce the interest rate on the ADIT balances from the RRB rate to the stipulated rate of return, and to change the risk-sharing formula such that savings reduce the amount of the SCRC rather than adjust the Recovery End Date. BIA additionally asks the Commission to use the stipulated rate of return to calculate any credits to PSNH's revenue requirements.

     According to Great Bay, the proposed Settlement Agreement directly violates RSA 374-F by permitting PSNH to recover certain above-market investments and obligations, associated with PSNH's generation assets, that were incurred after the effective date of the legislation.
Great Bay refers specifically to capital additions made in connection with Seabrook since 1996. Great Bay refers to Exhibit 40 from Phase I, which lists more than $17.1 million in such capital additions, noting that the exhibit lists only additions valued at $1 million or more. According to Great Bay, the only possible justification for recovery of these investments would be if they were deemed reasonable measures undertaken to mitigate other stranded costs. However, Great Bay asserts that the record is devoid of evidence in support of such a proposition.

     Invoking the provision of the Restructuring Act calling for reconciliation of stranded costs "to actual electricity market conditions from time to time," RSA 374-F:3, XII(d), Great Bay contends that it is illegal to permit PSNH to recover its Part 3 stranded costs with a fixed rate of return over a seven-year period as contemplated by the Settlement Agreement. In Great Bay's view, exempting the rate of return on Part 3 stranded costs from ongoing Commission review not only violates the Restructuring Act but also RSA 378:7 (requiring rates that are "just and reasonable") because there is no legal basis for assuming that the rates will continue to be just and reasonable for such an extended period.

     The City of Manchester's objections to the Settlement Agreement's stranded cost provisions are grounded in its support of the recommendations of Staff Advocates with regard to the level of PSNH's recoverable stranded costs, the extent to which PSNH's proposed write-off genuinely represents a financial sacrifice by PSNH and its parent, NU, particularly in light of the benefits PSNH receives under the Settlement Agreement, and the appropriateness to defer, if not eschew, Seabrook divestiture.

     SAPL contends that the inclusion of nuclear decommissioning expenses in stranded cost charges passed on to customers violates both the regulations of the Nuclear Regulatory Commission and the applicable New Hampshire statute, RSA 162-F. According to SAPL, both the federal regulations and the state law make the owners of nuclear plants, as distinct from ratepayers, responsible for nuclear decommissioning.

2.   Staff Advocates and Non-Settling Staff

     The first major stranded cost issue raised by the Staff Advocates concerns Accumulated Deferred Income Taxes (ADIT). As Staff Advocates note, ADIT is a liability on a regulated utility's balance sheet that represents excess payments by ratepayers arising out of the utility's use of different depreciation schedules for tax and ratemaking purposes. In a traditional rate case, ADIT is offset from rate base on a dollar-for-dollar basis and customers receive a return on the ADIT balance that is equal to the utility's weighted average cost of capital. In the Settlement Agreement, however, the Staff Advocates point out that PSNH would recover on the ADIT balance through
Part 1 stranded costs, with Part 3 stranded costs being credited with an offsetting return on ADIT calculated using the interest rate on the RRBs.

     According to the Staff Advocates, because the interest rate on the RRBs is lower than PSNH's weighted average cost of capital, the effect is to allow PSNH shareholders to retain a portion of the cost savings attributable to securitization. The Settling Parties estimate this issue to account for $22.4 million on a present-value basis and urge the Commission to credit this sum to ratepayers.

     The Staff Advocates contend that any number of variations on Mr. McCluskey's retention model, created at the request of various parties to this proceeding, support his critique of the Settlement Agreement in regard to Seabrook. Using the least ratepayer-favorable scenario cited by Mr. McCluskey involves a 12.53 percent return on equity, applying the PSNH market price forecast and assuming no increase in Seabrook's capacity, in which case Mr. McCluskey estimates a $13 million net benefit to customers from not selling the Seabrook entitlement as called for in the Settlement Agreement.

     The Staff Advocates recommend modifying the Settlement Agreement to permit recovery of only 50 percent of the unrecovered contract obligations associated with the recently closed Maine Yankee and Connecticut Yankee nuclear power plants. With regard to Maine Yankee, the Staff Advocates note that certain secondary purchasers of Maine Yankee power reached an arbitration agreement with the plant owners concerning the prudence of shutting the plant prior to the end of its license period, cutting the secondary purchasers' obligations in half. According to the Staff Advocates, a separate agreement reached with NHEC actually resulted in a net payment to NHEC of more than $1.1 million.

     With regard to Connecticut Yankee, the Staff Advocates note that an administrative law judge of the FERC recently concluded that management's operation of the plant was imprudent and therefore recommended that Connecticut Yankee be denied a return on its net unrecovered investment in the facility. In the view of the Staff Advocates, the fact that the Maine Yankee dispute was resolved through arbitration undercuts the notion that any similar relief to which New Hampshire ratepayers are entitled will inevitably flow to them by order of the FERC. Conceding that such a result might occur with regard to Connecticut Yankee, the Staff Advocates nevertheless contend that a 50-50 sharing of the stranded costs associated with these plants is appropriate given the significant questions about their prudent operation.

     The Staff Advocates contend that the Settlement Agreement should be modified to reflect a $78 million reduction in Part 3 stranded costs to account for (1) a regulatory liability accrued under FAS 109 of $65.6 million and (2) a $13 million deferred receivable from NAEC. According to Mr. McCluskey, the deferred FAS 109 receivable is a generation-related regulatory liability associated with Seabrook and is therefore properly treated as a stranded benefit to offset stranded costs. Mr. McCluskey further contends that the deferred receivable, originally paid by PSNH to NAEC to cover taxes due on the sale of a portion of the Seabrook Deferred Return, is also a stranded liability because this tax liability will disappear when the Seabrook Deferred Return is written off under the terms of the Settlement Agreement.

     The Staff Advocates contend that PSNH should not be allowed to recover as stranded costs certain sums associated with agreements between the New England Power Pool (NEPOOL) and Hydro Quebec. The agreements at issue include: (1) a contract requiring NEPOOL members, including PSNH, to purchase a specified level of energy from Hydro Quebec through August 2000; (2) the Hydro Quebec energy banking agreement which expires October 31, 2001; and (3) related Support Agreements, which require PSNH and other New England utilities to pay costs associated with the transmission facilities used to move the energy from Quebec to New England. The Staff Advocates note that the Settlement Agreement assumes the sale of the energy entitlements and recovery of the net stranded costs associated with them.

     The Staff Advocates' problem is with the $62 million that the Settlement Agreement would permit PSNH to recover in stranded costs attributable to the cost of buying out the Company's payments under the Support Agreement. According to the Staff Advocates, there is no reason to treat these payments as generation-related and therefore recoverable as stranded costs. The Staff Advocates' view is that these are transmission-related expenses that relate to extremely high-voltage facilities. The Staff Advocates point out that the Connecticut Department of Public Utility Control recently ordered that CL&P's analogous costs be classified as transmission-related. Conceding that this Commission, in Order No. 22,512 (February 28, 1997), determined that PSNH could recover Support Agreement costs as part of its interim stranded cost charge, the Staff Advocates nevertheless contend that the most important factor in classifying this expense as generation-related disappears with the end of energy importation under the Hydro Quebec energy contract.

     In the alternative, Staff Advocates ask the Commission to determine that the proposed stranded cost figure of $62 million associated with the Support Agreement does not reflect adequate mitigation as required by the Restructuring Act. In the view of the Staff Advocates, this figure should be offset by the revenues that could be received for transporting electricity between New England and Quebec over the Hydro Quebec facilities or from the sale of the facilities to a new owner.

     The Staff Advocates' final point regarding the Support Agreement payments is that they should not be removed from stranded costs only to be included in PSNH's Delivery Charge. According to the Staff Advocates, the Settlement Agreement assumes that Transmission and Distribution costs are allocated to customers based on cost causation principles and, because the Hydro Quebec facilities are not necessary to provide any customers with Transmission and Distribution services, they should not be recovered through Delivery Charges.

     The Staff Advocates ask the Commission to remove from the stranded costs to be recovered in the Settlement Agreement the sum of $4.3 million, representing 43.8 percent of PSNH's loss on reacquired debt. The 43.8 percent reflects the ratio of PSNH's non-generationrelated assets to its total assets, as calculated by Mr. McCluskey. According to Mr. McCluskey, the Settlement Agreement improperly allocates PSNH's entire loss on reacquired debt to generation for purposes of allowing the entire loss to be recovered through the SCRC.

     Further, relying on the testimony of Mr. Kosnaski of the Commission Staff, the Staff Advocates are of the view that the Settlement Agreement allows for at least some double recovery of losses related to reacquired debt. According to the Staff Advocates, PSNH witness Mahoney conceded that there is a double-recovery problem. The Staff Advocates believe the Commission should require PSNH to recalculate the SCRC to correct the error.

     With regard to the $5 million of value the Settlement Agreement assigns to ratepayers in connection with PSNH's interest in the Millstone 3 nuclear plant, the Staff Advocates contend that the Commission should correct this sum to account for a likely double-recovery. According to Mr. McCluskey, the $5 million figure tracks his 1999 estimate of the value of the interest, based on the discounted cash flow (DCF) model. However, Mr. McCluskey contends that his valuation treats nuclear fuel and Materials and Supplies inventories as costs that should be recoverable through the market price of the asset. Thus, according to Mr. McCluskey, to the extent the Settlement Agreement's valuation of the Millstone 3 reflects otherwise, it should be changed. Mr. McCluskey recommends a $2 million credit to Part 3 stranded costs for this purpose.

     The Staff Advocates further contend that Part 3 stranded costs should be modified to correct for what they contend are three modeling errors by the Settling Parties. First, the Staff Advocates take the position that the FPPAC deferred balance should be corrected to reflect an offset for Capacity Transfer savings in November and December 1999 pursuant to the Rate Agreement. Second, the Staff Advocates seek an adjustment that is related to the 1998 sale of NOx allowances, for which PSNH received $24.5 million and later spent $13.5 million to fund capital improvements at the Merrimack and Schiller plants, which the Staff Advocates regard as the equivalent of customer-contributed capital. The remainder appears on the PSNH books as a regulatory obligation.

     The Staff Advocates accordingly request a reduction in the estimated book value of the fossil/hydro assets of $13.5 million and a reduction in
Part 3 stranded costs of $11 million. Next, the Staff Advocates contend that the Settling Parties' modeling has incorrectly assumed that in 2000 customers will receive both the benefits of selling low-cost energy from PSNH's fossil/hydro assets in the first half of the year plus a full year of the amortization of the gain on the sale of these assets. Finally, Mr. McCluskey contends that the Settlement Agreement understates the value of the FAS 109 regulatory asset associated with the non-securitized portion of the PSNH acquisition premium that is not being written off. According to Mr. McCluskey, this is because PSNH's effective tax rate will increase on Competition Day from 37.41 percent to 40.2 percent, increasing PSNH's collections on the FAS 109 regulatory asset.

     On the subject of the return on equity to be applied to Part 3 stranded costs, Mr. McCluskey adopted the figure originally recommended by Mr. Kosnaski of the Non-Settling Staff, which was 6.70 percent. At hearing, Mr. Kosnaski revised his figure upward to 7.45 percent to account for subsequent increases in bond rates. However, the Staff Advocates note that Mr. Kosnaski also testified that, assuming annual reconciliation of stranded costs, his
7.45 percent figure would likely overstate the return required for the risk incurred. Staff Advocates support the annual reconciliation of Part 3 stranded costs; therefore, in their opinion, it is appropriate to use Mr. Kosnaski's original 6.70 percent return on equity even given the subsequent increases in bond rates.

     The Staff Advocates propose to modify the Settlement Agreement to include a mechanism for reconciling stranded costs annually. They envision a process similar to the current annual FPPAC reconciliation proceedings. According to the Staff Advocates, annual reconciliation of the SCRC is more faithful to the concept of cost-based ratemaking and would have the salutary effect of eliminating any possibility of balances being deferred for later recovery. The Staff Advocates concede their proposal would effectively abrogate the risk sharing provisions of the Settlement Agreement, but they contend their proposal is consistent with RSA 369-A:1, X(c), which advises that electricity prices should reach the regional average "as soon as practicable."

     Mr. McCluskey testified at hearing concerning the effect on PSNH's stranded costs of the Company's separate settlement with NHEC, which was reached after the Settling Parties concluded the agreement at issue in this docket. Thus, according to Mr. McCluskey, the Settlement Agreement was hammered out under the assumption that NHEC would continue to pay demand charges to PSNH, as ordered by FERC, even after NHEC customers began receiving their energy service from competitive suppliers. Mr. McCluskey also testified that the Settlement Agreement assumed that NHEC customers would continue to receive their energy from PSNH through June 30, 2000, and that PSNH would continue to supply energy to the six ski areas that have entered into special contracts with NHEC. Ph. I, Ex. 104 at 50. However, the settlement between NHEC and PSNH terminated NHEC's requirements contract with PSNH as of January 1, 2000 in exchange for a payment of $18 million. Additionally, PSNH is taking an additional write off of $6.2 million and crediting Part 3 stranded costs with $2 million a year during the 30-month IDCP. Further, PSNH's contractual agreement to buy back NHEC's share of the Seabrook output remains in force until its expiration on June 30, 2000.

     According to Mr. McCluskey, the net effect of the NHEC-PSNH agreement is to reduce NHEC's contribution to PSNH's stranded costs from $39 million to $15 million. He also sees a total of $2 million in transmission revenue flowing from NHEC to PSNH and, thus, estimates that the NHEC settlement will increase the stranded costs payable by PSNH customers by $24 million. Beyond pointing this out, however, the Staff Advocates do not suggest any resulting modifications to the Settlement Agreement now before us.

     Mr. McCluskey developed a series of unbundled rate projections that he contends would apply if his recommendations concerning stranded costs were adopted and the Delivery Charge contained in the Settlement Agreement were in force. Mr. McCluskey predicts a 23.3 percent rate reduction in 2000, followed by small increases in 2001 and 2002, with the average rate increasing by 10.8 percent in 2003 as Transition Service ends and customers must seek competitive suppliers. Thereafter, according to Mr. McCluskey's projections, the average rate continues to increase but then falls in 2007 by
6.3 percent. Further rate reductions of 5.7 percent occur in 2008 and 8.6 percent in 2012 as recovery ends for Part 3 and Part 1 stranded costs, respectively. This forecast assumes the imposition of a retail adder for Transition Service as a means of encouraging customers to switch to competitive suppliers.

     Non-Settling Staff did not take a position on stranded cost issues.

C.   DIVESTITURE AND AUCTION

1.   Parties other than Staff

     With regard to asset sales, Representative Bradley urges the Commission either to preclude affiliates of both NU and of ConEd from bidding or impose a strict code of conduct regulating both the sales themselves and all future interactions among affiliates of NU and ConEd. He further takes the position that it is not appropriate for PSNH to administer the sale of its generation assets in any event and that the Commission should hire a consultant to conduct the sales under Commission supervision.

     On the subject of municipal acquisition of generation assets, it is Representative Bradley's view that municipalities should not expect to acquire such facilities at anything less than market prices as determined through a competitive bidding process. Bradley Brief at 5. The Settlement Agreement should be modified to permit municipalities more time to complete such transactions given the approval requirements of RSA 38:3, 4 and 5. Representative Bradley supports a suggestion, apparently first posited by PSNH in a data request to the City of Manchester, that (1) bidders for hydro facilities be required to state a separate price for each asset, thus establishing a market price, (2) that municipalities be provided with a period of 90 to 120 days to seek voter approval for payment of such a price pursuant to RSA 38 and (3) that, in the event of voter rejection, the asset be sold to the winning bidder. As an alternative, Representative Bradley suggests selling the fossil assets in the near term but deferring the sale of the hydro assets so as to give PSNH more time to reach an agreement with the affected municipalities. Id.

     SAPL takes the position that PSNH should divest itself of its Seabrook obligations immediately, not within three years as contemplated by the Settlement Agreement.

     With regard to asset divestiture, BIA does not favor precluding PSNH affiliates from participating in the bidding. It believes its provision is consistent with promoting a "robust" bidding process, and further contends that any concerns about fairness can be addressed by strengthening the applicable Code of Conduct and through the hiring of an independent party to conduct the sales. As to other issues that have arisen in connection with divestiture (i.e., treatment of environmental liabilities and pollution credits, asset bundling, employee protection, transmission terms and other obligations) BIA expresses the general concern that bidders may reduce their bids unnecessarily based on a perception that the terms of sale are too onerous.

     Cabletron urges the Commission to revise those portions of the Settlement Agreement dealing with Seabrook divestiture. Cabletron's specific concern relates to the method for setting a minimum bid price. According to Cabletron, neither PSNH nor the Settling Staff conducted sufficient analysis to determine whether recent sales of other nuclear plants are an appropriate basis for determining the minimum bid. It is Cabletron's recommendation that the Commission condition approval of the Settlement Agreement on the opening of a separate docket for determining the appropriate criteria for setting the minimum Seabrook bid. See Cabletron Brief at 5.

     Further, in Cabletron's view, the Commission can and should await the receipt of bids to provide PSNH Transition Service and then use those market prices as the basis for conducting a discounted cash flow analysis of when and how to sell PSNH's Seabrook obligation. Id. Cabletron stresses that it does not oppose the immediate sale of NAEC's ownership interest in Seabrook and is concerned here only with PSNH's contractual obligation to purchase Seabrook power.

     Great Bay draws the Commission's attention to the provision of the Settlement Agreement under which the Commission can force a PSNH affiliate to pay the minimum bid price or net book value of PSNH generation assets in certain circumstances. Great Bay questions whether the Commission could exercise jurisdiction over the affiliates in order to cause that to happen. Great Bay Brief at 38-39.

     Great Bay also contends that a failure to address its decommissioning concerns will result in a substantially lower price for the PSNH Seabrook interest. Ph. II, Tr. Day XVI, pp. 8-10, 132-133, 195-199. Its president, Mr. Frank Getman, testified in detail on the subject. He referred to the state law, 1998 N.H. Laws, Chapter 164, Section 2, that makes the other Seabrook Joint Owners responsible for Great Bay's decommissioning costs in the event it is unable to meet them. In Mr. Getman's view, this potential liability will reduce bid levels unless it is eliminated by assuring that Great Bay's decommissioning costs are passed along to New Hampshire ratepayers. Great Bay also posits the risk of its own bankruptcy, contending that potential bidders will factor such a risk into their offering prices unless the Commission takes steps to assure that Great Bay's decommissioning expenses are covered. And Great Bay makes the argument that the Commission should act to assist it with its decommissioning liability because this would be consistent with the Commission's previously expressed concerns about health and safety in relationship to nuclear power. Great Bay Brief at 35.

     Great Bay dismisses the notion that it assumed the risk of being in a more difficult position, vis a vis the other Seabrook Joint Owners, to pay decommissioning liabilities when it purchased its interest in the plant. According to Great Bay, it indeed assumed the risk of changes in regulation but not, it contends, the risk of a new regulatory regime under which existing players in the market are required to operate under one set of rules (in this case, funding decommissioning as an operating expense) while new entrants (i.e., a new competitive supplier buying NAEC's Seabrook interest) are permitted to operate under different, more favorable rules. Brief at 34.

Accordingly, Great Bay asks the Commission to condition the divestiture of PSNH's Seabrook interest on providing "funding assurance" for Great Bay's share of decommissioning through a "small increase in the system benefits charge." Great Bay Brief at 32. Great Bay also recommends that the Commission instruct PSNH and NAEC to negotiate with the other Seabrook Joint Owners to obtain their contribution to this "funding assurance." Id. at 33.

     Great Bay's final point about decommissioning is that the relevant provisions of the Settlement Agreement run afoul of the statutory requirement that, at the conclusion of decommissioning, any excess funds be used to adjust rates downward. Great Bay cites RSA 162-F:20, II as support.

     Mr. Aalto has concerns with the proposed asset divestiture processes.
In his view, PSNH will not reap adequate value for them on behalf of ratepayers. He proposes retention of the generation assets, at least for the present, and operation of them in a manner similar to that proposed in the Settlement Agreement for the pre-divestiture period.

     OCA asks the Commission to accept Mr. Long's offer to exclude NU and its affiliates from the process of bidding on PSNH generation assets. According to OCA, the Commission should deem Consolidated Edison and its affiliates as included in such prohibition. With regard to the Seabrook divestiture, OCA contends that interested parties should be given the right to provide "unlimited input" into the process of setting a minimum bid. OCA also contends that the State of New Hampshire should retain a right to acquire the Seabrook interest by matching either the winning bid or the minimum bid. OCA offers this as an option to the suggestion that the Commission simply require PSNH and NU to retain the Seabrook interest.

     NEP and GSEC favor the Seabrook divestiture provisions of the Settlement Agreement, as opposed to the suggestion advanced by Staff Advocates, described in detail below, to retain the asset for some additional period of time in an effort to use its value to reduce stranded costs.

     According to NEP and GSEC, a near-term sale of the PSNH/NAEC Seabrook interest may tend to maximize benefits to ratepayers by allowing for a simultaneous sale of Seabrook and the Millstone 3 nuclear power plant in Connecticut. Relying on the testimony of Messrs. Cannata and McCluskey, NEP and GSEC note that purchasers of nuclear power plants may be attempting to amass "regional fleets" of such facilities in order to achieve efficiencies and reduce risks. Brief at 6. Accordingly, NEP and GSEC contend that some buyers may only be interested in Seabrook if they believe other similar units are or will be available. Further, NEP and GSEC contend that if Seabrook were to become the last nuclear power plant in New England to be sold, these "fleet" considerations may limit the viable bidders to those companies that have already invested in other nuclear assets in the region. Id.

     NEP and GSEC further contend that a near-term sale of Seabrook could forestall a loss of value to ratepayers occasioned by the plant's minority owners selling a controlling interest in the facility without the participation of NAEC. They also believe that an earlier sale would reduce risks to ratepayers by eliminating their liability for Seabrook operating costs and decommissioning expenses, and by insulating ratepayers from the possibility of Seabrook becoming an unsalable asset as a result of an "operational catastrophe" at the facility.

     The Settlement Agreement requires PSNH and NAEC to make all reasonable efforts to cause other Seabrook Joint Owners to participate in the sale of the 36 percent interest in the plant represented by PSNH and NAEC. According to NEP and GSEC, the Commission should order PSNH to bundle for sale purposes the interests of all Seabrook Joint Owners who wish to participate in the
divestiture process.  Id.   Further, in the event bundling does not occur,
NEP and GSEC contend it would be appropriate for the Commission to require NAEC to show cause why bundling was impossible or would improvidently reduce the sale price and for the Commission to hold PSNH financially responsible for any imprudent decision not to bundle the PSNH/NAEC interest with other
Joint Owners.   Id. at 7.    NEP and GSEC point out that other Joint Owners,
i.e., NEP and the New Hampshire Electric Cooperative, have customers whose stranded costs are related in part to Seabrook. According to NEP and GSEC, potential purchasers of the PSNH/NAEC interest may reduce their bids because of the risk that other owners could deprive them of control of the facility, absent a bundled sale.

     In the view of NEP and GSEC, it would be improvident for the Commission to establish a confidential minimum bid for the PSNH/NAEC Seabrook interest as contemplated by the Settlement Agreement. According to NEP and GSEC, because the Commission has final authority over the sale in any event, imposing a minimum bid would produce no benefit and would tend only to delay divestiture, diminish buyer interest in the asset or even act as a price floor, reducing initial bids. Brief at 7-8.

     NEP and GSEC argue in the alternative that the Commission should use market-based methodologies, as opposed to a discounted cash flow (DCF) analysis, to compute a minimum bid. According to NEP and GSEC, the Restructuring Act favors such an approach, given its references to reconciling stranded costs to actual market conditions, and to favoring marketdriven choice to traditional planning mechanisms. Further, according to NEP and GSEC, the DCF analysis favored by Mr. McCluskey of Staff Advocates makes too many assumptions about future costs and operations, for which his 14 percent discount rate does not adequately account. Brief at 9. In the view of NEP and GSEC, simply relying on the competitive marketplace to assess the present value of Seabrook in light of future risks is more reliable, especially given that the bidding entities will have conducted extensive due diligence. According to NEP and GSEC, slight changes to any assumption in a DCF analysis can significantly alter the result including the possible outcome of a large increase in stranded costs. Brief at 10-11.
Consequently if any of the assumptions underlying the Staff Advocate's DCF analysis were wrong, Commission reliance on his proposal could lead PSNH customers to pay increased stranded costs.

     NEP and GSEC make an additional statutory argument against the retention of the Seabrook asset based on the language of RSA 374-F:3, XII, which sets out utilities' obligation to "take all reasonable measures to mitigate stranded costs" and provides that mitigation measures "may include, but are not limited to, " four enumerated examples: expense reduction, contract renegotiation, debt refinancing, and the retirement, sale, or write-off of
uneconomic or surplus assets."   NEP and GSEC make the point that retention
of generation assets is not among the mitigation strategies enumerated by this provision. Accordingly, they invoke Roberts v. General Motors Corp., 138 N.H. 532 (1994). In Roberts, the New Hampshire Supreme Court determined that the rules of statutory construction lead to the conclusion "that the phrase 'including but not limited to' . . . limits the applicability [of a provision using the phrase] to those types of acts therein particularized." Id. at 538 (emphasis in original). The implicit point of NEP and GSEC is that asset retention is not the type of mitigation measure contemplated by RSA 374-F:3, XII.

     Four towns - Bow, New Hampton, Hillsborough and Gorham - and the City of Franklin, appeared jointly to raise certain shared municipal concerns in connection with the Settlement Agreement. Each of these five municipalities has expressed interest in acquiring a PSNH hydro facility within its borders, but believes the relevant provisions of the Settlement Agreement are a significant impediment to such an acquisition. Specifically, they contend that requiring municipal acquisition proposals to be made "without qualification" runs afoul of RSA 38:13, which establishes a public vote plus the issuance of a bond and note as preconditions to municipal acquisition. Likewise, they contend that RSA 38:13 would preclude municipalities from meeting the Settlement Agreement condition that municipal buyers enter into binding purchase and sale agreements within ten days of the Commission order approving the Settlement Agreement. Additionally, the municipalities contend that the employee protection provisions of the Settlement Agreement would either make it too difficult for the municipalities to acquire the facilities or would increase stranded costs by lowering the prices the municipalities would be willing to pay.

     The municipalities are also concerned about the language in the Settlement Agreement giving PSNH the unilateral right to reject any municipal offer that does not meet or exceed the price PSNH could reasonably expect to receive as part of the public sale process. According to the municipalities, this vests too much discretion in PSNH. The municipalities disagree with the testimony of PSNH witnesses Large and McDonald that a city or town may only acquire a hydro facility if the facility is within its borders. The municipalities also object to certain language in the Settlement Agreement that they contend limits municipal bidders in the regular asset sale to those that have previously negotiated with PSNH. Finally, the municipalities oppose any mandatory groupings of the hydro assets for sale purposes.

     In light of these concerns, the municipalities make several proposals. First, they request a delay in the sale of the fossil/hydro assets for a period of four to six months because the power market is "currently out of equilibrium" with prices too high and because a delay would allow the municipalities to complete the processes required by RSA ch. 38. Second, they request that at the asset sale each bidder be required to state a separate price for each individual asset that may be part of a grouped bid. According to the municipalities, the highest bid for each individual facility would establish its fair market value, and each municipality should then be given an opportunity to acquire the asset at that price. Then, if the municipality declines this option, the asset would go to the highest bidder, with the municipality waiving its right to acquire the facility under RSA ch. 38 for a period of five years as a precondition to participating in the bidding process. If the municipality decided to exercise its option, it would have 60 days to complete the voting and bonding process set forth in RSA 38:13, barring which the asset would be conveyed to the highest regular bidder.

     The City of Manchester cites its efforts to acquire the Amoskeag Hydro facility, located in Manchester, from PSNH. According to the City, it expended more than $150,000 conducting due diligence and valuation, made an offer to PSNH and was told by PSNH that the company valued the facility at approximately four times the City's offer, which PSNH rejected. In light of this experience, the City proposes that the Commission require PSNH and other similarly situated municipalities to submit to a process whereby the Commission would perform a binding valuation, whereupon the municipality would have an absolute option to purchase the facility in question at the Commission-determined price. As an alternative, the City suggests binding valuation by an arbitration panel selected by the parties to the transaction. The City also finds unacceptable those provisions of the Settlement Agreement allowing PSNH to bundle hydro assets for sale purposes, requiring putative municipal purchasers to make their offers subject to no contingencies, protecting employees of the hydro assets after their sale and requiring municipalities to enter into a binding purchase agreement within ten days of the Commission's approval of the Settlement Agreement, with the sales closing within 60 days.

     The other municipalities do not agree with certain positions taken by the City of Manchester. Specifically, they believe that the Commission lacks jurisdiction under RSA 38 to employ the mandatory asset valuation process advanced by Manchester as an alternative to the municipal acquisition provisions of the Settlement Agreement. Further, the municipalities disagree with the argument of Manchester and the City of Berlin concerning the reference to small-scale hydro facilities in RSA 38:32. They point out that the Commission has previously decided in Order No. 23,250 (November 22, 1999) that this reference does not permit a municipality to short-circuit the voter approval regime in RSA 38 while still availing itself of the chapter's valuation and condemnation procedures.

     The City of Concord appears to assert its interest in the fate of PSNH's Garvins Falls Site, which PSNH has identified as a potential location for a generation facility and which PSNH proposes to divest pursuant to the Settlement Agreement. According to the City of Concord, the site is within its "Garvins Falls Urban Reserve Area" and has been thoroughly investigated by the City with regard to development possibilities. The City of Concord asks the Commission to direct PSNH to require the City's "active participation" in the development of criteria for selling this parcel. The City requests an "equal vote to that of PSNH, the PUC, or [any] third party" participating in the development of the relevant sale criteria. City of Concord Brief at 5.

     SAPL urges the Commission to order Seabrook divestiture immediately upon the approval of the Settlement Agreement or any other plan for PSNH restructuring. In SAPL's view, Seabrook continues to lose value as its components age and, thus, the proceeds of the sale can only decrease over time.

     CRR supports the early divestiture of PSNH's Seabrook interest. CRR believes that any effort to increase the Seabrook rate of return if the asset is not sold by the end of 2002 creates a "perverse and improper incentive" for NU and its affiliates to delay the Seabrook divestiture. Brief at 6. CRR further urges the Commission to preclude NU, Consolidated Edison and their affiliates from retaining, acquiring or reacquiring PSNH generation assets. In the alternative, CRR asks the Commission to order that the sale process be managed by an entity that is independent of NU and Consolidated Edison. CRR calls for a mechanism to provide a "reasonable and workable opportunity" for municipal acquisition of generation assets, but provides no details.

2.   Staff Advocates and Non-Settling Staff

     Staff Advocates indicate support for the proposed buy-down of NAEC's investment in the Seabrook plant, the establishment of a minimum bid for the facility and Commission oversight of the sale. However, Staff Advocates contend that establishing the minimum bid based on comparable transactions will tend to undervalue the plant. Therefore, Staff Advocates recommend that the Commission modify the Settlement Agreement to reserve the right to establish a minimum bid based upon an administrative valuation of Seabrook. As a possible source of that administrative valuation, Staff Advocates offer Mr. McCluskey's analysis.

     The Seabrook divestiture plan advanced by Staff Advocates would call on PSNH to retain its Seabrook entitlement until either the facility is closed or until the market for nuclear assets produces a bid that meets the administratively determined minimum level. According to Staff Advocates, this option would reduce recoverable stranded costs by $137 million more than the plan to sell Seabrook by the end of 2003 for $100 million.

     Staff Advocates describe several reasons for believing that the Seabrook asset is undervalued, including the interest of only 2 companies, Entergy and AmerGen, in acquiring nuclear assets and that the relatively low prices paid for nuclear assets are a function of the perceived risks associated with nuclear power. According to the Staff Advocates, rather than accept this market reality as a "fact of life," the Seabrook contract should be retained as "a valuable hedge against the risk of nuclear asset prices falling significantly below their true worth." Conceding that the Commission has previously expressed, in its Final Restructuring Plan, a preference for market-based determinations of asset value, the Staff Advocates nevertheless contend that a departure is warranted here given the serious questions about the market's ability "to deliver anything close to the asset's true worth" and that retention of Seabrook fulfills the PSNH obligation to mitigate stranded costs. Brief at 9-10.

     According to the Staff Advocates, the market price forecast used by Mr. McCluskey in his testimony, supplied by Mr. Douglas Smith, is the only such forecast in the record and stands unrebutted. Further, they contend that Mr. McCluskey reasonably used a 14 percent discount rate to arrive at an estimate of the present value of the Seabrook revenue stream. According to Staff Advocates, Mr. McCluskey simply took the standard 10 percent discount rate for utilities and added 400 basis points to account for the particular risks associated with nuclear power. The Staff Advocates further contend that Mr. McCluskey's retention option would still result in a net benefit to ratepayers of $67 million compared to a sale in 2003, even if one applies a 20 percent discount rate to arrive at present value figures. Brief at 12.

     In estimating the revenue requirements for the Seabrook contract, Mr. McCluskey generally relied on PSNH's data. According to Staff Advocates, the only disputes that arose in this regard concerned Mr. McCluskey's estimates for Operations & Maintenance, a possible increase in the Seabrook plant capacity and the issue of return on equity. With regard to Operations & Maintenance expenses, Staff Advocates dispute the view that expenses will inevitably increase as the plant ages. According to Staff Advocates, expected improvements in plant management could actually reduce Operations and Maintenance costs and, in any event, the contrary is already accounted for in the 14 percent discount rate. With regard to plant capacity, Staff Advocates contend there is no dispute that the Seabrook Joint Owners received advice from a consultant that an increase in rated capacity was both feasible and economic. According to Staff Advocates, to disregard that potential in these circumstances would be inconsistent with the stranded cost mitigation requirement of the Restructuring Act. Finally, Staff Advocates contend that Mr. McCluskey may have actually understated the benefit of retaining the Seabrook contract because he modeled a 12.53 percent return on equity in 2000 and assumed an 11 percent return on equity beginning in 2001. According to Staff Advocates, there is no basis for assuming an increase in PSNH's return on equity in the Seabrook retention scenario because nuclear risks are already taken into account in the Commission Staff's recommendation of a 9.65 percent equity return in connection with PSNH's transmission and distribution operations.

     Staff Advocates reject the notion that retaining the Seabrook contract risks saddling PSNH ratepayers with higher decommissioning costs than they would sustain under the Settlement Agreement. According to the Staff Advocates, nothing in the record supports an inference that the Nuclear Decommissioning Finance Committee has underestimated the cost of decommissioning Seabrook. Further, the Staff Advocates contend that, because a potential Seabrook purchaser would discount the bid price to reflect the risk of higher-than-expected decommissioning expenses, the risk itself should have no impact on the choice between retention and sale. Brief at 16.

D.   TRANSITION SERVICE

1.   Parties other than Staff

     According to Representative Bradley, it is not in the public interest for the Commission to permit PSNH to price Transition Service in a manner that creates significant deferrals that will be added to recoverable stranded costs, particularly in light of the prohibition on exit fees contained in RSA 369-A:1, XI. However, he also contends that, because the public expects an 18 percent reduction in PSNH rates, it is important to achieve that level of reduction without relying on deferrals.

     According to Representative Bradley, Exhibit 107 of Phase I of the proceedings articulates a hypothesis of Settling Staff that Transition Service costs that are higher than those assumed in the Settlement Agreement could result in a net decrease to the stranded costs borne by ratepayers because higher market prices for energy will also raise expected revenues from market sales of Seabrook, SPP and fossil/hydro power as well as higher proceeds from the sale of PSNH's generation assets. Representative Bradley disagrees, contending that it is contradicted by the results achieved in Maine. He states that the advent of new generation facilities in New England could also adversely affect the assumptions in Phase I, Ex. 107. He compares the assumptions in Ex. 107 to the assurances provided by NU at the advent of the Rate Agreement about the likely relationship of PSNH rates to average rates in New England. According to Representative Bradley, if the Commission were to adopt such a view of the likely relationship between the cost of Transition Service and stranded costs associated with generation assets, it is not fair to require ratepayers to bear the full risk underlying the
hypothesis contained in Ex. 107.   In Representative Bradley's view,
requiring PSNH to bear the risk that the retail price of Transition Service is too low would likely cause PSNH to suggest a more "reasonable and sustainable" price for such service.

     Representative Bradley also comments on a suggestion by the State signatories to the Settlement Agreement, articulated in Phase II, Exhibit 180, that it may be appropriate to use PSNH's generation assets to provide Transition Service prior to their divestiture, thus delaying the acquisition of Transition Service from other sources. According to Representative Bradley, this is appropriate in principle but, without more realistic retail prices for Transition Service, would still tend to retard the development of a competitive retail electricity market. Brief at 10.

     THINK-NH contends that the Commission may not approve the Settlement Agreement in its present form because the record lacks evidence that the proposal will lead to retail competition among a range of viable retail electricity suppliers for at least several years. In its view, the Transition Service charge must be priced at a minimum of $0.045 per kWh in order to meet what it characterizes as a legal requirement of retail competition. Brief at 3.

     With regard to Transition Service rates, BIA estimates the deferrals associated with the levels initially proposed in the Settlement Agreement to be approximately $60 million to $120 million. BIA opposes to any such deferrals, arguing that by setting Transition Service rates at levels that are below market prices the Commission may hinder the development of a competitive market.

     Cabletron indicates that it agrees with many of the positions taken by Representative Bradley. In particular, Cabletron contends there should be no deferrals associated with Transition Service, other than those associated with "minor system efficiencies associated with system and EDI true-ups," and that the Commission should rule out the use of retail adders.

     Cabletron recommends that the Commission can and should await the receipt of bids to provide PSNH Transition Service and then use those market prices as the basis for conducting a discounted cash flow analysis of when and how to sell PSNH's Seabrook obligation.

     Great Bay characterizes deferrals associated with Transition Service as "illegal stranded costs." In Great Bay's view, such deferrals involve the creation of an "inverse uneconomic generation asset": rather than buying power at above-market prices, PSNH would be achieving the same effect by selling power to retail customers below market levels. Great Bay Brief at 5. Great Bay urges the Commission not to permit any such deferrals.

     Mr. Aalto believes that PSNH should be required to obtain Transition Service through the spot and short-term energy markets of ISO-New England, as opposed to a process of entering into requirements contracts. According to Mr. Aalto, this will actually lower costs to consumers because the suppliers of energy under requirements contracts would have to factor the risk of load losses into their bids.

     According to OCA, the Transition Service provisions of the Settlement Agreement run afoul of the Legislative determination that "[i]ncreased customer choice and the development of competitive markets for wholesale and retail electricity services are key elements in a restructured [electric] industry..." RSA 374-F:I. Relying on the testimony of one of its witnesses, Dr. Richard A. Rosen, of Tellus Institute, a consulting firm, as well as that of Mr. Ray Morrison of the New Hampshire Consumer Utility Cooperative (NHCUC), OCA contends that the Transition Service proposal will not lead to retail competition. According to OCA, these witnesses demonstrated that "aggregated groups of retail customers" will be the force behind retail competition and, without their meaningful participation in the market, wholesale generators will exert market power and raise prices unnecessarily.

     According to OCA, Dr. Rosen's testimony demonstrates that line losses and load factors mean the cost of providing wholesale Transition Service varies by customer class by up to 6 mils per kWh. Thus, the Commission should require PSNH to seek separate Transition Service bids for each customer class and adjust the Stranded Cost Recovery Charge accordingly, so as to provide each class with the same percentage reduction in rates.

     To stimulate the aggregation that OCA believes is key to creating retail competition, it proposes "short-term subsidies" to electricity retailers for the last of the three-year period covered by the Transition Service provisions of the Settlement Agreement, to take effect if less than 15 percent of residential customers have not chosen a competitive supplier 18 months into the period. Relying on Dr. Rosen's estimates, OCA asks the Commission to require PSNH to impose retail "adders" to Transition Service rates of between $0.008 and $0.012 per kWh. In support of this position, OCA invokes one of the 15 policy principles in the restructuring statute, specifically the "systems benefits charge" authorized by RSA 374-F:3, IV. This provision authorizes such a charge "to fund public benefits related to
the provision of electricity."   According to OCA, competition is a public
benefit and thus can be funded through such a mechanism. OCA concedes there is no "clear quantitative analysis" in the record of this proceeding that demonstrates that ratepayers would receive a long term net benefit if the Commission imposed a retail adders in such a fashion.

     With regard to the Transition Service price before the imposition of any retail adder, OCA invokes another of the policy principles in the restructuring statute:

Choice for retail customers cannot exist without a range of viable suppliers. The rules that govern market activity should apply to all buyers and sellers in a fair and consistent manner in order to assure a fully competitive market. RSA 374-F:3, VII.

According to OCA, a Transition Service price that is below the market price for such service violates this exhortation to fairness and consistency.

     Noting that it administered an aggregation program during the restructuring Pilot Program, the City of Manchester expresses the concern that the provisions of the Settlement Agreement governing Transition Service will improvidently inhibit the development of a competitive retail electricity market. The City of Manchester urges the Commission to take administrative notice that analogous prices in the service territory of United Illuminating have ranged from $0.042 per kWh to $0.050 per kWh, and contends that PSNH's own estimates show that the average wholesale price of Transition Service is $0.042 per kWh, citing Dr. Rosen's testimony on behalf of the OCA, Ph. II, Ex. 56C, 3. Manchester Brief at 25.

     Freedom Partners, L.L.C. is a potential competitive supplier of retail electricity in PSNH's service territory, contends that the record compels the Commission to find the Transition Service rates proposed in the Settlement Agreement are far below market levels, a situation that will cause the "arguably unlawful" result that PSNH customers will not be able to choose alternative suppliers after Competition Day. Freedom Partners appears to accept as a given that the Commission will not opt for a retail adder for Transition Service so as to encourage the development of a competitive market for electricity.

     Accordingly, Freedom Partners urges the Commission to address forthrightly these Transition and Default Service pricing provisions of the Settlement Agreement that make it extremely unlikely that small and medium-sized customers will be able to switch to competitive suppliers during the transition period. See Freedom Partners Brief at 3.

     The New Hampshire Consumers Utility Cooperative (NHCUC) urges the Commission not to adopt the aspects of the Settlement Agreement pertaining to Transition Service. According to the NHCUC, the proposed Transition Service rates are clearly below market levels and would result in "unfair power price competition." NHCUC notes that competitive suppliers incur overhead costs related to customer acquisition, EDI (electronic data interchange) services, customer service, billing and bad debts, which are in excess of 5 mils per kWh for residential and small commercial customers. According to NHCUC, combining these costs with the reality of below-market Transition Service prices yields insurmountable obstacles for potential competitive suppliers of electricity to PSNH customers.

     Accordingly, NHCUC proposes two alternatives. The first is a retail price adder of 8 to 10 mils per kWh, to be subtracted from the SCRC of all customers and added to the energy charges paid by customers taking Transition or Default Service. NHCUC concedes this will cause a shortfall in stranded cost collections, but offers that the Commission could compensate for this loss by extending the stranded cost recovery period.

     NHCUC's second alternative entails PSNH providing certain free services to promote the development of a "cooperative, non-profit and municipal aggregation sector." Their proposal calls for PSNH to: permit aggregators to obtain power from the Transition Service provider at the Transition Service price; provide billing, EDI and customer services to the non-profit and municipal aggregators; and pay a subsidy of 2 mils per kWh to the aggregators. In addition, NHCUC proposes that the number of customers eligible to receive service from such aggregators be limited.

     NHCUC expresses concern with the provision of the Settlement Agreement that, at the end of the transition period, would assign customers who failed to choose a competitive supplier to the successful bidder(s) for Transition
Service.   According to NHCUC, this would be anticompetitive because it would allow the supplier to gain customers without incurring any acquisition costs. Finally, NHCUC asks the Commission to require PSNH to set up a fund of $3 million to provide grants and low-interest loans to non-profit aggregators.

     According to NHCUC, this proposal has several advantages: no effect on stranded cost recovery, no rate increases for customers who do not choose a competitive supplier and the development of a market sector for customers that some energy suppliers have not deemed attractive customers. NHCUC further contends that the development of a vibrant aggregation sector will provide a benchmark for evaluating offers by competitive suppliers of electricity, and will facilitate the development of "rapidly emerging intelligent technologies".

     SOHO/CAP are opposed to the imposition of retail adders for the purpose of stimulating competition in the residential market. According to SOHO/CAP, such a strategy may subsidize inefficient suppliers at the expense of the near-term rate relief principle described in RSA 374-F:3, XI. and may also cause large customers to avoid using Transition Service, thus potentially undermining the prescription of equitable customer benefits described in RSA 374-F:3, VI.

     CRR agrees with the other parties that believe it is likely if not certain that the Transition Service pricing provisions of the Settlement Agreement will result in significant deferrals. According to CRR, because the Transition Service load is likely to be at or near 100 percent of PSNH's customer base, this deferral may exceed $150 million. CRR Brief at 2. However, CRR disagrees with those parties who have suggested that an appropriate modification is simply to raise the retail price of Transition Service. According to CRR, such a change in the Settlement Agreement would tend to decrease further the rate relief that, in CRR's view, is already below the level generally expected to be achieved through restructuring. CRR's proposal is that PSNH be precluded from recovering the difference between the Transition Service price and the actual cost of providing this service. Brief at 3.

2.   Staff Advocates and Non-Settling Staff

     Neither Staff Advocates nor Non-Settling Staff took a position with respect to Transition Service. Testifying on behalf of Staff Advocates, Mr. Doug Smith stated that while the range of plausible forecasts of wholesale energy prices included the so-called Sabatino forecast, to which the Settling Parties referred to support their proposed Transition Service rate path, more likely forecasts of wholesale prices were somewhat higher.

E.   SECURITIZATION

1.   Parties other than Staff

     According to Representative Bradley, pursuant to RSA 369-A:1, X, the Legislature has declared that securitization should provide certain customer benefits. Among those benefits are reductions in the costs to customers associated with six wood-burning power producers and one trash-to-energy plant that currently have contracts with PSNH. RSA 369-A:1, X(g) points to "[f]urther renegotiations" with the owners of these facilities. Representative Bradley, asserts this goal has not been met, the renegotiations have not been pursued and appropriate efforts should be undertaken immediately. In his view, if such renegotiations generate additional customer savings it may be appropriate to securitize certain up-front costs of any buy-downs. According to Representative Bradley, it would be a "complete victory for all parties" if, absent IPP buydowns prior to implementation of the Settlement Agreement and further monetary provisions by PSNH, the Commission were to determine that PSNH and its customers should share any net savings from IPP buy-downs or IPP-related restructurings that are finalized after implementation of the Settlement Agreement. See Bradley Brief at 14.

     In order to permit securitization of costs associated with IPP buy-downs, Representative Bradley believes the amount of other stranded costs to be securitized should be reduced by $75 million to $650 million. He deems the $75 million to be approximately equal to the proposed amount of the acquisition premium to be amortized and believes it should be amortized over 12 years, limited to the rate of return in the Settlement Agreement, and subject to risk sharing in years 7 through 12.

     Another suggestion of Representative Bradley to increase near-term customer savings without deferrals is to reduce and cap the system benefits charge. Noting that GSEC overcollected in connection with its low-income program, he concludes that a similar overcollection could occur with PSNH under the present terms of the Settlement Agreement.

     BIA characterizes the securitization provisions of the Settlement Agreement as acceptable. In BIA's view, securitization "appropriately advances the interests of all PSNH ratepayers."

     In the view of Great Bay, the Settlement Agreement as seriously flawed because it fails to deal with the issue of nuclear decommissioning in what Great Bay characterizes as an "evenhanded way." Brief at 26. Great Bay refers to how the Settlement Agreement makes an ongoing cost, decommissioning of Seabrook, a stranded cost. According to Great Bay, this creates an "operating subsidy" for the entity that purchases PSNH's Seabrook interest, to the disadvantage of Great Bay - which, as an exempt wholesale generator, is not in a position to require ratepayers to pay its share of decommissioning expenses. According to Great Bay, this runs afoul of those portions of the Restructuring Act that address the development of a competitive electricity marketplace.

     Mr. Aalto strongly objects to securitization. He disputes the underlying assumption that securitized costs are ones that customers would be required to pay in any event. According to Mr. Aalto, securitization means "[t]he customers would effectively buy-out the utility without getting title." He contends that the appropriate mode for causing ratepayers to guarantee payment of PSNH obligations is for them to buy the utility outright.

     Among Mr. Aalto's objections to the Settlement Agreement is his view that it relieves NU of too much business risk through asset write-downs that will flow from PSNH to NU as a result of securitization. According to Mr. Aalto, NU is avoiding this risk at the same time that PSNH is itself becoming more vulnerable to a possible second bankruptcy in the future as a result of load losses.

     On the subject of securitization, OCA does not oppose the concept per se, calling it a zero sum game for ratepayers. OCA's concern is that the Commission authorize securitization only for those costs that ratepayers would have had to absorb in any event. Therefore, it is OCA's view that the Commission should complete the PSNH Rate Case and other stayed dockets to determine with precision which of PSNH's stranded costs should be borne by ratepayers.

     CRR also expresses serious reservations about securitization. According to CRR, the Settlement Agreement relies too heavily on securitization to
achieve rate relief.   It believes the Commission should require PSNH to seek
savings from other sources instead, such as a reduction in the amount of stranded costs PSNH may recover or what CRR characterizes as "truly capturing
the efficiencies of a competitive market."  CRR Brief at 4.   According to
CRR, securitization threatens to dampen the development of technology that will allow ratepayers to avoid taking power from the PSNH transmission and distribution system. In CRR's view, this is a possibility because, in the face of customers going off-line and thus avoiding the payment of stranded cost recovery charges, PSNH is likely to take further action to protect the securitized revenue stream.

     The City of Manchester supports the concept of securitization but believes the amount proposed under the Settlement Agreement is far too high. According to the City, the securitization provisions of the Settlement Agreement would provide PSNH with such a large cash infusion as to give it an unfair competitive advantage, particularly in light of the proposed ConEd merger. The City contends that PSNH's desired debt-equity ratio can be achieved with a much lower level of securitization. Ph II, Ex. 35 at 7. Mr. Kury also expressed concern about securitizing the SFAS 109 amount of $44 million related to the Acquisition Premium since it is not due from ratepayers until the Acquisition Premium is actually amortized.


2.   Staff Advocates and Non-Settling Staff

     Mr. Kosnaski testified that securitization offers real benefits to the ratepayers of PSNH, through direct and indirect effects. By replacing higher cost debt and equity with Triple-A rated, tax deductible debt, securitization provides financing and tax savings that can provide lower rates. Mr. Kosnaski also states that the Commission consider requiring the Company to use the proceeds of securitization to meet the target equity ratio of 40 percent discussed by Mr. McHale in his prefiled direct testimony and deemed appropriate in order to earn an investment grade rating on the Company's debt. Mr. Kosnaski notes that although Mr. McHale discusses the 40 percent equity ratio as appropriate, an examination of Mr. McHale's financial projections shows that the equity ratio actually averages 47.5 percent in the year 2000. Mr. Kosnaski testified that requiring PSNH to meet Mr. McHale's target equity ratio would yield a net savings of $3.6 million in 2000, adding
0.50 percent to the original 18.3 percent rate reduction.

F.   NU MERGER WITH CONSOLIDATED EDISON

1.   Parties other than Staff

     On the subject of the proposed merger of NU and ConEd, Representative Bradley urges the Commission to clarify in this docket that merger-related "synergy" savings should flow to ratepayers via a long-term freeze in distribution rates or even decreases in such rates. He notes that the securitization aspects of the Settlement Agreement will materially help the merging parties realize the perceived value of the merger.

     Representative Gilmore urges the Commission to require NU and ConEd to share with PSNH ratepayers both the acquisition premium to be paid to NU shareholders by ConEd as well as any savings achieved as a result of the merger.

     According to Mr. Aalto, it is appropriate for the Commission to determine that the proposed merger between NU and ConEd is not in the public interest. Mr. Aalto's view is that the merger presents no benefits to consumers in the form of economies but nevertheless poses "the possibility that a very large company will possess enormous market power and have the ability to influence without control, legislation and regulation."

     OCA urges the Commission to take up the question of NU's planned merger with ConEd in the context of this docket. According to OCA, it is an accepted principle of utility accounting that gains and losses on the sale of utility assets are charged to investors rather than ratepayers. Therefore, according to OCA, because PSNH's ratepayers are assuming responsibility for some of these losses through stranded cost recovery, it is consistent with symmetry and equity to require NU to share what OCA characterizes as the stranded benefits of the ConEd merger. According to OCA, the SCRC should be reduced to account for these stranded benefits, the Commission should reserve the right to reduce PSNH's delivery charge during the initial period to account for merger-related savings, and the Commission should make clear in this proceeding that the door is closed with respect to whether ConEd could ever recover from New Hampshire ratepayers any portion of the acquisition premium associated with the proposed NU merger.

     Further, OCA draws the Commission's attention to the testimony of NU Chairman and Chief Executive Officer Michael Morris that, following ConEd's merger with NU, and subsequent to planned divestitures of generation assets, ConEd plans to control only 2,000 megawatts of generation capacity out of 75,000 megawatts of capacity in ISO-New England and the New York Power Pool. According to Mr. Morris, this includes approximately 500 megawatts of new capacity planned by one of ConEd's unregulated subsidiaries. OCA asks the Commission to limit the new company's ownership of generation assets to the level described by Mr. Morris.

     With regard to all of the issues related to the merger, OCA contends the Commission must address these concerns now or risk having PSNH and/or NU argue in the merger proceeding itself that the issues are foreclosed by the decision in this docket.

     According to the City of Manchester, there is a "troublesome" relationship between the timing of the Settlement Agreement and the timing of the merger agreement between NU and ConEd. Noting that NU has acknowledged that it began merger discussions with ConEd on June 30, 1999, and pointing out that by then PSNH had already entered into the MOU that led to the filing of the Settlement Agreement in August 1999, the City believes NU should have made all the Settling Parties aware that such merger talks were under way. According to the City, if the parties to the Settlement Agreement had known that such a merger agreement was in the offing they might well have insisted
that it be addressed explicitly in the Settlement Agreement.     In the
City's view, the provision that did get into the Settlement Agreement concerning a possible sale of PSNH's assets does nothing to protect the public, at least in the context of the proposed merger because the sharing provision applies to a transmission and distribution asset sale only. The City's contention is that "a good argument can be made" that the proposed merger is really an asset sale that triggers the sharing problem. Brief at
36. Further, the City contends that even if the assetsale sharing provision applied to the proposed merger, it would be inadequate, because PSNH ratepayers who are being called upon to compensate PSNH for its stranded costs, they deserve more than one-third of any proceeds beyond 1.5 times book value, derived from the sharing formula that would apply in an asset sale. Brief at 37.

     The City urges the Commission to use this docket as an appropriate occasion to determine that RSA 374-F requires NU's selling shareholders to share with PSNH ratepayers any gains they reap in connection with the ConEd merger, given the ratepayers' liability for PSNH's stranded costs. According to the City, this result is justified by the language in RSA 374-F:4,V requiring any stranded cost recovery charge to be "equitable, appropriate and balanced," as well as the New Hampshire Supreme Court's decision in Appeal of City of Nashua, 121 N.H. 874 (1981). In the City of Nashua case, the Court agreed with the Commission that appreciated real property could be removed from a utility's rate base at original cost, thus allocating the gain to stockholders, because any loss on the sale of the land could not have been charged to ratepayers. City of Nashua, 122 N.H. at 877.

     In other words, the City's position is that under RSA 374-F and City of Nashua the NU-ConEd acquisition premium is simply the other side of the equation that permits PSNH and NU to impose stranded costs on their New Hampshire ratepayers. Further, the City maintains that the Settlement Agreement permits PSNH to recover twice on the same transmission and distribution assets - once through traditional ratemaking that allows for a return of and on the assets and again through the receipt of an acquisition premium from ConEd.

     The City further draws the Commission's attention to the language in the Settlement Agreement providing that if NU is acquired or otherwise sold or merged within five years of Competition Day, the Commission shall approve the transaction "only if it be shown to be in the public interest." The City's view is that this is a stricter standard than the "no net harm" test the Commission has generally adopted for reviewing utility mergers over which it has jurisdiction. The City's final point about the proposed merger is that the Commission should determine here that ConEd will in no circumstances ever be permitted to recover any portion of the NU acquisition premium that it allocates to PSNH.

     With regard to the proposed NU/ConEd merger, CRR urges the Commission not to defer the issue and to determine now that ratepayers are entitled to a claw back mechanism that will assure that ratepayers benefit from the proposed acquisition. According to CRR, it would then be appropriate for the Commission to defer the issue of what precise amount ratepayers ought to realize from the merger transaction.

2.   Staff Advocates and Non-Settling Staff

     The Staff Advocates ask the Commission to consider the implications of the proposed acquisition of NU by ConEd in the context of this docket and determine here that the acquisition premium being paid by ConEd must, at least in part, be credited to ratepayers as an offset to stranded costs. According to the Staff Advocates, such an approach is justified in light of the provisions of the Restructuring Act that require a balancing of interests between utilities and ratepayers; stranded cost recovery that is equitable, appropriate and balanced; and requiring all reasonable measures to mitigate stranded costs.

     Relying on the testimony of Mr. LaCapra of the Staff Advocates as well as that of Messrs. Kury, Antonuk and Mr. Long, the Staff Advocates take the position that, just as restructuring has led to the existence of stranded costs that are charged to ratepayers, so does the same process of restructuring account for industry consolidation in general and Consolidated Edison's plan to acquire NU in particular. The example offered by the Staff Advocates is the use of the facilities of a transmission and distribution utility for telecommunications; they note that NU, through a subsidiary, is part owner of a 900-mile fiber optic network being constructed in New York and New England that utilizes NU subsidiary rights of way.

     According to Staff Advocates, corporate opportunities of this sort exist solely because of restructuring. In the view of the Staff Advocates, "where, as here, a single cause both adds and subtracts value to utility assets, there must be a symmetrical allocation of the resulting benefits and burdens between ratepayers and shareholders." Staff Advocates Brief at 41-42.

G.ENVIRONMENT AND SYSTEM BENEFITS

1.   Parties other than Staff

     Representative Bradley took no position on environmental issues or system benefits, except to reduce and cap the system benefits charge as one option to keep the target 18.3% rate reduction while still increasing Transition Service charges to more realistic levels. See Bradley Brief at 13.

     Mr. Aalto stated that properly functioning markets provide adequate incentives for energy efficiency. However, he believes that subsidies for energy efficiency may be appropriate for a limited time. He contends that the appropriate agency to operate such energy efficiency programs is GOECS, not utilities.

     With regard to environmental issues, OCA urges the Commission not to use this proceeding to impose stricter emissions requirements on PSNH's generation assets. According to OCA, such action would improvidently drive up stranded costs and the subject is more properly left to either the Legislature or the Department of Environmental Services. On the related subject of the environmental remediation fund described in the Settlement Agreement, OCA believes it is unfair to require ratepayers to absorb all prudently incurred remediation costs that exceed the sums being set aside in the fund. OCA asks the Commission to cap ratepayer liability for environmental remediation at the same level as that for which PSNH has agreed to be liable via the reserve fund.

     SAPL urges the Commission to require PSNH to cause its presently-operating Newington, Schiller and Merrimack generation facilities to comply with emissions standards for newly built coal and oil-fired power plants. In addition, SAPL contends that the Settlement Agreement, as drafted, violates applicable federal and state law relating to nuclear decommissioning.

     According to SAPL, the Commission should revisit its previous determination, Final Plan at 116-117, that it will not set emissions standards for electric generation facilities. SAPL believes such reconsideration is appropriate in light of Governor Shaheen having gone on record in October stating that she does not favor the imposition of new controls on fossil fuel plants because such action would jeopardize the settlement process. In SAPL's view, given the Governor's position, it falls to the Commission to impose such standards - particularly in light of RSA 374-F:3, VII, which establishes "[c]ontinued environmental protection and long term environmental sustainability" as one of the policy principles of electric restructuring.

     BIA urges the Commission to scrutinize the proposed SBC because it adds significant costs to electricity prices. In particular, BIA believes the portion of the charge associated with demand-side management may be too large because BIA believes PSNH will not be able to ramp up such a program so quickly. However, BIA supports the portion of the SBC that relates to low-income programs.

     According to CLF, energy policy in New Hampshire has been characterized historically by attempts to reduce rates in the short term, with much less attention paid to reducing the overall costs to society of energy production in the long term. In asking the Commission to use this proceeding to chart a different course, CLF invokes the language in RSA 374-F:3, VIII instructing the Commission that "[o]ver time, there should be more equitable treatment of old and new generation sources with regard to air pollution controls and costs." Characterizing this policy prescription as environmental comparability, CLF contends it requires the Commission to require PSNH's fossil plants to reduce their emissions to levels comparable to those required of new plants. In CLF's view, to do otherwise will subvert competition in the power generation market by giving existing, high-emission power plants an unfair advantage over new facilities.

     CLF disagrees with PSNH's view that existing emissions trading programs adequately meet the environmental objectives articulated in RSA 374-F:3,
VIII. According to CLF, the programs invoked by PSNH were in existence at the time RSA 374-F was enacted and, thus, the Legislature could not have intended those programs to meet the environmental improvement objective articulated in the restructuring statute. In any event, according to CLF, these programs are inadequate because they will not achieve the goal of environmental comparability. CLF takes exception to PSNH's view that environmental comparability will increase stranded costs by reducing the sale prices of the fossil assets. CLF concedes that this is possible, but is not inevitable and may not be significant.

     CLF accuses PSNH of seeking to deflect attention from its own high-emission fossil plants by pointing to high emissions rates among facilities in the Midwest. CLF's point is that midwestern generators contribute relatively little to air pollution in New England and, because of technical limitations in the transmission system, will not be significant players in New England's wholesale electricity marketplace. Therefore, according to CLF, there is no reason to compare PSNH's fossil assets to those in the midwest in deciding to impose new emissions controls here.

     The remaining issue CLF raises concerns the provision in the Settlement Agreement calling for funding energy efficiency programs at a level of up to $0.0025 per kWh in the third year after Competition Day, unless the Commission makes a different decision in considering the recommendations of the Energy Efficiency Working Group. CLF supports the funding level in the Settlement Agreement and urges the Commission simply to adopt it here without leaving room for further revision in another docket.

     CRR endorses the proposals of SAPL and CLF to require PSNH's fossil generators to meet the emissions standards of newly constructed plants.

H.   RECLASSIFICATION OF TRANSMISSION AND DISTRIBUTION ASSETS

1.   Parties other than Staff

     With regard to reclassification of transmission and distribution assets, Representative Bradley expresses the concern that PSNH might use such reclassification to extract increased transmission service prices from the three New Hampshire municipalities that presently operate generation facilities as well as other municipalities that may acquire such facilities in the future.

     Representative Gilmore contends that PSNH's witnesses have refused to respond to his queries or those of Representative Bradley concerning how the proposal to reclassify transmission and distribution assets would affect municipally owned utilities. He also expresses the concern that reclassification may make it more difficult for IPP's to sell their power, thus undermining the value of hydroeletric assets and retarding the development of independent providers of renewable energy. Representative Gilmore, therefore, urges the Commission to reject the reclassification provisions.

     Great Bay takes exception to the Settlement Agreement's failure to unbundle PSNH's transmission and distribution rates. In particular, Great Bay draws the Commission's attention to the testimony of PSNH witness Long, who stated that he did not know "when and if and how [unbundling of transmission and distribution rates] could happen." According to Great Bay, such unbundling is required by various provisions of the Restructuring Act, viz: RSA 374-F:3, III ("When customer choice is introduced, services and rates should be unbundled to provide customers clear price information on the cost components of generation, transmission, distribution, and any other ancillary charges"); RSA 374-F:3, IV ("Non-discriminatory open access to the electric system for wholesale and retail transactions should be promoted."); RSA 374-F:4, I (Commission should unbundle distribution, transmission and generation rates "at the earliest practical date").

     Mr. Aalto does not agree with the proposed reclassification of transmission and distribution assets and believes the Commission should adopt a different methodology for calculating delivery service charges. An appropriate methodology would, in Mr. Aalto's view, do more to take into account the likelihood that significant numbers of customers will be generating their own electricity.

     With regard to transmission and distribution service, Freedom Partners invokes the Commission's rehearing order in connection with the Final Restructuring Plan, Re Electric Utility Restructuring, 83 NH PUC 126 (1998). In the rehearing order, the Commission requested the cooperation of New Hampshire electric utilities in developing retail transmission tariffs at the state level, noting that, "[i]n the absence of cooperation, we will take such action as is necessary to ensure that retail competition is not blocked by utilities denying customers access to appropriate transmission services."
Id. at 144 (also noting that, apart from FERC regulation of transmission tariffs, "electric utilities in this State possess no vested right to operate a monopoly franchise free from the imposition of new standards or conditions which are specifically designed to promote free and fair competition in the retail market for electric services).

     According to Freedom Partners, the bundled Delivery Charge proposed in the Settlement Agreement is inconsistent with these Commission determinations and would improperly prevent customers from arranging for transmission service directly under the Open Access Transmission Tariff that FERC has approved for all of the NU system. In the view of Freedom Partners, the Settlement Agreement improperly requires customers who do not use PSNH's distribution system to pay distribution charges. Freedom Partners characterizes the bundled delivery rate as an "unlawful tying arrangement."

     Relying on the testimony of Non-Settling Staff witnesses Naylor and Kosnaski, Great Bay takes the position that the proposed delivery rate is excessive. (FN 19) Further, Great Bay contends that the delivery rate calculated by Mr. Naylor (which involved a range of $0.0267 to $0.0275) would be even lower if Mr. Naylor had applied the actual PSNH capital structure that will be in place during the IDCP, rather than PSNH's historical capital structure. According to Great Bay, this future PSNH will have a significantly lower equity component and no preferred stock, thus reducing the company's cost of capital. According to Great Bay, making this adjustment yields a delivery service charge of between $0.0251 and $0.0262, assuming the 60/40 debt-to-equity ratio to which Mr. McHale testified as PSNH's target. Citing Appeal of Conservation Law Foundation, 127 N.H. 606, 636 (1986), Great Bay contends that the Commission has a well-established authority to utilize a hypothetical capital structure for a utility when setting its rates.

     According to Great Bay, certain provisions of the Settlement Agreement could permit PSNH to recover an excessive return in connection with the delivery charge during the IDCP. Great Bay refers to the provisions permitting PSNH to seek adjustment of the delivery charge to reflect regulatory or other legal changes or modifications to applicable accounting rules. In Great Bay's view, the relevant language requires the Commission to make such adjustments if requested, without any room for the Commission to consider PSNH's total cost of service.

     Great Bay urges the Commission to reject the proposed $0.028 per kWh delivery rate during the IDCP as excessive. According to Great Bay, it is clear that the Settling Parties agreed upon this rate to permit PSNH to recoup some of its write-offs. In the view of Great Bay, the Commission cannot approve such a compromise because the proposed delivery rate was not arrived at in accordance with accepted ratemaking principles.

     Invoking the so-called Anti-CWIP statute, RSA 378:30-a, Great Bay takes the position that the delivery service charge must be rejected because the Settling Parties have produced no evidence that PSNH will not be recovering construction work in progress (CWIP)through this charge. Further, Great Bay contends the record is similarly devoid of evidence that the plant for which PSNH seeks recovery meets the "used, and useful" standard of RSA 378:28. According to Great Bay, the Restructuring Act does not authorize the Commission to approve a delivery rate outside of the traditional ratemaking process as a convenience to resolve the issues.

     OCA explicitly declines to take a position on the propriety of the proposed average delivery service charge of $0.028 per kWh.

     The City of Manchester also expresses concerns about the proposed Delivery Service Charge. According to the City, there is a substantial risk that PSNH will overearn on this charge if it is implemented and fixed for 30 months as contemplated by the Settlement Agreement. The City notes that PSNH's bundled rates have not been subjected to the scrutiny of a rate case for ten years and, if the Settlement Agreement is implemented, there will be no such scrutiny of unbundled delivery charges for another three years.
This, according to the City, "creates a serious void in the record upon which the Commission is to make a public interest finding."

     With regard to the level of the Delivery Charge, the City agrees with Mr. Naylor's recommendation to the effect that $0.026 per kWh is a more appropriate rate. The City further contends that, in calculating the Delivery Charge, PSNH has used an equity ratio that is far in excess of its post-restructuring target of 40 percent equity, thus inflating its cost of capital. The City points out that the Delivery Charge, as presently proposed, may involve new plant additions, which the City contends transgresses the statute precluding rate recovery for Construction Work in Progress, RSA 378:30-a.

     Finally, the City contends that the Delivery Service Charge provisions of the Settlement Agreement are fatally flawed because they preclude any adjustment for savings achieved through the proposed merger of NU and ConEd. In short, the City's position is that the record provides clear and convincing evidence that PSNH will over-recover if permitted to assess the proposed Delivery Service Charge for the IDCP as contemplated.

2.   Staff Advocates and Non-Settling Staff

     Through testimony, the Non-Settling Staff questions the assumptions underlying the proposed delivery charge. Specifically, the Commission's Finance Director, Mark Naylor, notes that the proposed delivery charge is a negotiated rate based on PSNH's expected costs, and may not have been developed using the traditional approach of analyzing historic cost of service. Mr. Naylor also contends that setting rates in this manner raises the possibility that plant additions not yet placed in service are reflected in the rate, which implicates RSA 378:30-a, the prohibition on the inclusion of construction work-in-progress (CWIP) in rate base. According to Mr. Naylor, the Commission must satisfy itself that the delivery charge provides for the recovery of only PSNH's cost of service as of the date the charge is first imposed.

     Mr. Naylor further contends that PSNH's proposed average delivery service charge of $0.028 per kWh during the initial 30 months following Competition Day is somewhere in a range of $0.0267 per kWh to $0.0275 per kWh after applying some proforma adjustments. He believes this range more accurately represents what is likely to be PSNH's cost to provide delivery service during the IDCP.

     Mr. Naylor reached this conclusion by beginning with historical information from 1996, 1997 and 1998 and determining what the delivery service rate would have been for an unbundled delivery company, with certain adjustments to account for the gross receipts tax and the major ice storm that struck New Hampshire in 1998. Mr. Naylor also incorporated a 9.65 percent cost of equity, as recommended by Mr. Andrew Kosnaski, Staff's cost-of-capital expert, whose figure is 135 basis points below the equity rate of return used by PSNH in calculating the delivery rate in the Settlement Agreement. Next, Mr. Naylor adjusted for certain proforma adjustments to expenses, as would be appropriate in a rate case analysis, as well as adjustments to depreciation expense as recommended by Staff's depreciation witness, James Cunningham. Finally, Mr. Naylor applied the revenue requirement yielded by these calculations to the average of PSNH's expected sales in 1999 and 2000, as reflected in Mr. Mahoney's testimony. This yielded Mr. Naylor's figure of $0.026 per kWh as presented in his direct testimony. At hearing, Mr. Naylor provided a further adjustment to depreciation expense as detailed by Mr. Cunningham, and an estimate for the incremental costs associated with using a forecast sales level as part of the calculation of his original average delivery rate of $0.026 per kWh. This created the starting figure for his range of $0.0267 per kWh. The high end of the range, $0.0275 per kWh, resulted from using the 1998 sales level and the revenue requirement presented in his prefiled testimony and adding the depreciation expense adjustment.

     Mr. Naylor also applied an alternate methodology in his direct testimony that also resulted in the same figure of $0.026 per kWh. According to him, this involves analysis of both historic and forecast data contained in the testimony of Mr. Mahoney, PSNH's manager of revenue requirements, and introduced as Exhibit 39 of the Phase I hearings. Mr. Naylor applied certain adjustments to Mr. Mahoney's figures: a more rapid decrease in generation-related employee salary and payroll taxes, a proforma adjustment to depreciation expense in conformity with Mr. Cunningham's recommendations, an adjustment to property taxes that Mr. Naylor contends is appropriate in light of PSNH's September 30, 1999 monthly financial report, and the application of the cost of equity recommended by Mr. Kosnaski. However, Mr. Naylor indicated that he believes the initial analysis, based on historic rather than forecast data, is more reliable than the methodology applied in analyzing Mr. Mahoney's data because the latter is based on what Mr. Naylor characterizes as a "forward-looking test year."

     Mr. Naylor's ultimate conclusion is that PSNH is likely to overearn on its delivery service at the proposed rate of $0.028 per kWh during the initial 30 months after Competition Day. He specifically disagreed with Mr. Mahoney's assertion that PSNH would need to reduce its O&M expenses in order to achieve a reasonable rate of return. Indeed, according to Mr. Naylor, significant cuts in expenses and/or significant growth in revenue would exacerbate the overearning problem.

     With regard to depreciation accrual rates for transmission and distribution assets, Non-Settling Staff, through its witness James Cunningham, recommends approval of the accrual rates contained in PSNH's 1997 depreciation study, adjusted to reflect a ten-year life extension. Non-Settling Staff further recommends that the Commission not allow PSNH to amortize easements, given the uncertainty of predicting the useful life of such assets.

     In addition, they recommend deviating from the 1997 depreciation study with regard to the deactivation date for Unit 1 of PSNH's Merrimack Station. According to Non-Settling Staff, the planned deactivation date of 2002 is not warranted in light of recent capital expenditures in connection with the unit. Non-Settling Staff recommends a deactivation date of 2005.

     Mr. Cunningham also recommends that PSNH not be permitted to include the estimated cost of dismantling its steam production plant assets in its depreciation accrual rates. According to Mr. Cunningham, this is appropriate because PSNH is divesting these assets prior to their dismantlement. Accordingly, Non-Settling Staff believes these costs are properly borne by the purchaser or purchasers of these facilities.

     Staff disagrees with PSNH's views concerning amortization for certain General Plant Accounts: 391, 393, 394, 395, 397 and 398. Staff recommends deferral of any decision to allow amortization (vs. depreciation) pending its review of "high volume/low dollar value" statistics. PSNH proposes reduced lives and increased depreciation expenses for accounts 391, 394, 395 and 398; Staff believes that industry average lives are the appropriate benchmarks in the absence of documentation in support of PSNH's view. For the same reason, Staff opposes PSNH's proposal to reduce salvage values for General Plant Accounts 391 and 394 to zero.

     If the Commission approves the reclassification of PSNH's 34.5 kV facilities from transmission to distribution assets, Staff recommends an increase in depreciation expenses of $166,440 to reflect the reclassification.

     Staff urges the Commission to require PSNH to conduct a new depreciation study, to be incorporated in the rate case that would be filed at the end of the IDCP. If PSNH agrees, Staff recommends that the Commission allow PSNH to recalculate depreciation accrual rates annually based on the Company's annual Capital Recovery Study. If PSNH does not agree to conduct a new depreciation study, then Staff recommends the Commission order that the rates it approves as part of the Settlement Agreement be deemed fixed rates until the completion of such a new depreciation study.

     Finally, Mr. Cunningham recommends that the Commission order PSNH to book the Commission-approved rates effective with the Commission order in this case. Alternatively the Commission could order that the new approved depreciation accrual rates become effective upon legislative approval of the securitization plan. Otherwise, Mr. Cunningham avers, the Commission order would constitute a "hollow shell" resulting in a condition allowing PSNH to mask its true earnings by roughly $2.1 million annually for Transmission Plant and $7.0 million annually for Distribution Plant.

I.   COST ALLOCATION AND RATE DESIGN

1.   Parties other than Staff

     On the subject of rate design, BIA's expressed concern relates to whether it is possible over the long term to sustain the principle articulated in the Settlement Agreement that the average rate reduction for residential customers should equal the average rate reduction for the other customer classes. According to BIA, after the end of the IDCP there could be major changes to rates based on revised costs of transmission and distribution service, as well as changes to the SCRC. This, according to BIA, poses a significant risk to the state's business community. BIA's other concern about the SCRC is that the $0.0379 per kWh average rate is "not indicative of the SCRC rate for each class of customers."

     BIA objects to OCA's support, expressed through its witness Mr. Traum, for exit fees. According to BIA, exit fees are precluded by two provisions of the Restructuring Act: RSA 369-A:1, XI ("end users shall continue to have the opportunity to generate electricity for their own use without an exit fee") and RSA 374-F:3, XII(D) ("entry and exit fees are not preferred recovery mechanisms").

     Finally, with regard to the new charges proposed by PSNH for late payments, line extensions, etc., BIA believes the revenues associated with these charges should be reflected in the calculations supporting the proposed delivery service charge at the conclusion of the IDCP. BIA proposes in the alternative that the new fees be deferred until the end of the IDCP.

     As an alternative to not allowing deferrals of Transition Service costs, Cabletron argues that the Commission should not require payment of deferral-related stranded costs by customers who do not contribute to such deferrals. In Cabletron's view, doing so would be unfair and not doing so would have the salutary effect of encouraging customers to seek service from competitive suppliers of electricity.

     Invoking certain testimony of PSNH witness Shuckerow, Great Bay contends that PSNH is improperly seeking to avoid prudence review of its marketing of its power output prior to divestiture. Mr. Shuckerow testified that PSNH seeks to avoid "Monday morning quarterbacking" of its sales efforts. In Great Bay's view, the Commission should reject any effort by PSNH to avoid a full review on prudence grounds of such activities.

     On the subject of special contracts, RSA 378:18-a provides that, notwithstanding any other law, an electric utility may not "recover from other ratepayers the difference between the regular tariffed rate and the special contract rate, unless and only to the extent that the Commission determines that it is the public interest and equitable to other ratepayers." According to Great Bay, the Settlement Agreement would impose precisely such a recovery on PSNH's regular customers but the Settling Parties failed to present any evidence from which the Commission could make the requisite determination under RSA 378:18-a.

     Mr. Aalto contends that the SCRC as designed will discourage customers from investing in energy efficiency measures.

     OCA supports the cost allocations among the various rate classes contained in the Settlement Agreement that generate the $0.028 per kWh average delivery charge rate. With regard to rate design issues in connection with the SCRC, OCA invokes the Commission's determination in its 1997 Final Restructuring Plan that utilities should "allocate recoverable stranded costs to all customer classes using existing cost allocation methodologies for generation assets." OCA Brief at 7; Final Plan at 68. According to OCA, the Commission should apply this allocation methodology to each of the assets that comprise PSNH's stranded costs, as reflected in Appendix C to the Settlement Agreement. In that regard, OCA notes that the so-called "Seabrook Over-Market Generation Assets" reflect costs that are presently recovered through the FPPAC and related BA charges.

     Noting that the FPPAC rate is equal for all customer classes, and contending that the same is true for the BA rate, OCA's position is that the portion of the SCRC attributable to the Seabrook Over-Market Generation Assets should also be allocated equally among the customer classes.
According to OCA, the same logic applies to the stranded costs identified by PSNH as Seabrook Deferred Return (NAEC), Seabrook Deferred Return (PSNH), Deferred SPP Costs, Deferred FPPAC Costs, part of the Deferred Vermont Yankee and Hydro Quebec Contract Payments and all of Market Value of Wholesale Power Contracts. According to PSNH, stranded costs associated with the acquisition premium paid by NU when PSNH emerged from bankruptcy should also be allocated equally among the customer classes because these costs are Seabrook-related.

     With regard to costs associated with securitization, OCA's position is that across-theboard cost allocation is appropriate because the associated rate reductions are apportioned equally among the customer groups. OCA contends that residential ratepayers should receive a proportionally higher percentage of credit against stranded costs than other customers in connection with PSNH's divestiture of its fossil/hydro assets. According to PSNH, this is because residential customers currently cover a larger proportion of the costs associated with these assets.

     Finally, OCA expresses the concern that PSNH may negotiate Special Contracts in the future that would shift additional stranded cost obligations to residential customers. Therefore, OCA asks the Commission to allocate stranded costs among the customer classes now, on a permanent basis.

     With regard to other rate design issues, OCA opposes the elimination of the Elderly Discount but is "willing to discuss eligibility transfer criteria," does not oppose the advent of latepayment charges as long as ratepayers are suitably educated and the resulting revenues are reflected in the calculation of PSNH's overall revenue requirement, supports a delayed-phase out of the so-called "humped" residential rate and urges the Commission to open a separate docket to consider the issue of Field Collection Charges.

     Finally, OCA objects to the provisions in the Settlement Agreement that permit Special Contract customers to pay what OCA characterizes as $0.01 per kWh toward stranded cost recovery when other ratepayers must contribute $0.0379 per kWh. OCA directs the Commission's attention to its own conclusion in the 1997 Final Restructuring Plan, viz:

[I]t is inequitable to require captive customers to pay not only their allocated share of stranded costs but also the share allotted to customers who are fortunate enough to have realistic energy supply alternatives. Accordingly, to the extent unbundled special contracts contain lower stranded cost charges than the charge in the regular unbundled tarrifed rate, we direct utilities to credit the total annual revenue shortfall to the revenue side of the stranded cost recovery account . . . .

Re Statewide Electric Utility Restructuring Plan, 82 NH PUC 122, 162 (1997).

     SOHO/CAP recommend that the Commission require the retention of the so-called "humped" residential rate during the IDCP and deferral or rejection of certain PSNH rate design proposals, specifically the elimination of the elderly rate discount and the imposition of late fees, field collection charges and increased connect and reconnect fees.

     SOHO/CAP point out that the Commission adopted the "humped" residential rate design in 1981 in order to make electricity more affordable and also to promote energy conservation. According to SOHO/CAP, the record here affirmatively demonstrates that the elimination of the humped rate will have a disproportionately negative impact on low-income customers, who tend to use less electricity than other customers. Further, SOHO/CAP aver that PSNH's data shows that, under its proposed rate design, the rate relief for customers who use 250 kWh per month is 7.45 percent and 4.61 percent for customers receiving the elderly discount.

     With regard to the elderly discount, SOHO/CAP point out that, of the approximately 2,700 customers receiving service under the discounted rate, approximately half are between 80 and 90 years old and half are at least 90. Responding to PSNH's suggestion that low-income customers in this rate class can enroll in the energy assistance program, SOHO/CAP express concern about what they characterize as senior citizens' reluctance to enroll in what they perceive to be a public assistance program.

     Concerning PSNH's proposals for field collection charges, late payment charges and increase fees for connections and reconnections, SOHO/CAP believe it is appropriate for the Commission to defer these issues to another docket. Noting that these proposals are not contained in the Settlement Agreement itself, SOHO/CAP suggest that these rate design issues have not received the full attention and scrutiny they deserve. To the extent the Commission decides to take up these issues here, SOHO/CAP contend that new fees undermine the statutory principles of near term rate relief and affordability. Invoking the testimony of Ms. Panori, SOHO's witness, SOHO/CAP take the position that most low-income customers who are in arrears on utility bills are failing to pay because they are unable to do so, not because they choose not to pay. Thus, SOHO/CAP contend, additional charges designed to discourage late payment will not have the desired effect and only exacerbate the underlying affordability problem. With regard to the proposed field collection charges, they point out that it may not be just and reasonable to impose such fees on customers who have legitimate difficulties with the logistics of paying their utility bills.

     SOHO/CAP infer from the testimony of PSNH's witnesses, particularly that of Mr. Mahoney, that a significant motivation of PSNH in seeking the proposed new charges is to make up some of the revenue shortfall it expects to arise out of the Settlement Agreement. According to SOHO/CAP, PSNH's figures show that the proposed charges could generate $2 million of an expected shortfall of $10 million. However, SOHO/CAP point out that Mr. Naylor believes no such shortfall will exist, thus making the additional fees unnecessary.

VII.   POSITIONS OF THE SETTLING PARTIES:

A.   Settling Staff and Governor's Office
      of Energy and Community Services

     The members of the Commission Staff who participated in the settlement negotiations (Settling Staff), as well as the Governor's Office of Energy and Community Services (GOECS)(together, the State Team), urge the Commission to approve the Settlement Agreement without changes. In their view, the Settlement Agreement is in the public interest and the Commission should not risk failure of the agreement by seeking to impose any additional terms.

Recovery of Stranded Costs

     The State Team believes the Settlement Agreement is good for ratepayers because it would make New Hampshire the first state to realize a significant disallowance of a utility's stranded costs. They point out that PSNH will be the first New Hampshire utility not to receive essentially full recovery of its stranded costs. According to the State Team, full recovery of stranded costs has been the norm across the country.

     The State Team urges the Commission not to modify the Settlement Agreement so as to change the allowed return on those stranded costs that PSNH does recover. According to the State Team, a weighted average of the returns on the various stranded cost components under the Settlement Agreement is 7.57 percent or 7.8 percent if the RRB's are excluded from the calculation. The State Team contends these figures are far below the similar returns allowed utilities in other states, which they peg at 10 to 11 percent. With regard to the proposed 8 percent return on Part 3 stranded costs, the State Team recognizes that Staff witness Kosnaski recommends 7.45 percent, but argues that this difference is not sufficiently material to "jeopardize the settlement" in light of its other financial benefits. As did PSNH, the State Team takes exception to Mr. Kosnaski's determination that the risks of non-recovery inherent in the Recovery End Date were not relevant in his computation of the risk premium associated with the return on stranded cost recovery. The State Team also points out that Mr. Kosnaski has conceded it would be necessary to revise his figure upward if, as in the Settlement Agreement, there were no provisions for revisiting the approved rate of return if economic circumstances differ from those that have been assumed. See State Team Brief at 13.

     The State Team believes the Settlement Agreement provisions regarding the Seabrook divestiture, RRB interest rates and load growth require PSNH to take material risks that the Commission should consider when deciding whether to approve the plan. According to the State Team, PSNH agreed on an assumed market value of $100 million for NAEC's Seabrook share even though recent comparable sales suggest an amount roughly half that figure. The State Team calculates that this translates to a risk that the Recovery End Date could be shortened by 5 to 7 months. Further, the State Team points out that the Recovery End Date does not change if the interest rate on the RRB's exceeds the assumed 7.25 percent - and PSNH would have 20 fewer days to recover Part 3 stranded costs for each 25 basis points by which the RRB's interest rate exceeds 7.25 percent, regardless of their issue date. See State Brief at 14.

     Additionally, the State Team directs the Commission's attention to the fact that load growth may exceed the 2 percent figure used to calculate the Recovery End Date. It concedes that higher-than-predicted load growth lessens the risk to PSNH, but notes that ratepayers also gain by faster payment of stranded costs. The State Team posits that investors will perceive as risky, the fact that PSNH must incur significant load growth to meet projections for stranded cost recovery.

     The State Team asks the Commission not to impute a rate of return for Accumulated Deferred Income Taxes (ADITs) at the stipulated rate of return for PSNH rather than at the rate of return for the Revenue Recovery Bonds, as called for in the Settlement Agreement. According to the State Team, this approach is the "mathematical equivalent" of how Staff witness Kosnaski treated the effect of securitization on PSNH's weighted cost of capital generally. Further, according to the State Team, changing this aspect of the Settlement Agreement would be inappropriate because, even when the Revenue Reduction Bond return is applied to the ADITs, PSNH customers still save significant sums on the overall rate of return. Thus, according to the State Team, it would be "unbalanced" to impute the stipulated rate of return to the ADITS because that would "seek[] to retain all the favorable return items that the State Team succeeded in getting PSNH to concede in negotiations, while reversing the single one that some erroneously argue is more advantageous to PSNH than what traditional regulatory practice suggests."

     The State Team criticizes the BIA's suggestion to modify the Part 3 stranded cost recovery mechanism to reflect any better-than-predicted proceeds from the sale of PSNH's fossil/hydro assets more immediately. According to the State Team, "BIA relies on an unfittingly truncated analysis of the economic effects of a near-term SCRC reduction." See State Team Brief at 16. The State Team points out that lowering the SCRC in the first seven years results in increasing the SCRC during the remainder of the 12 years over which the RRB's are amortized.

     The record contains two energy price forecasts: one, prepared by PSNH and relied upon in the Settlement; the other, prepared by Mr. Douglas Smith, a witness for the Staff Advocates, who believes energy prices will be higher than PSNH does. Although the State Team notes there is "more similarity than difference" between them, because the energy price forecasts are used to estimate stranded costs, the State Team believes the goals of restructuring are better served by adopting the Settlement Agreement's calculation of the SCRC as the baseline. If Mr. Smith's forecast's are correct, the date on which stranded costs will be fully recovered simply advances. On the other hand, the State Team asserts that if the Commission recalculated the SCRC based on Mr. Smith's forecast and the PSNH forecast proved more accurate, the consequences would be more dire: increased SCRC charges and/or a longer period of Part 3 stranded cost recovery.

Transition Service and Rates

     The State Team contends that the Transition Service charges reflected in the Settlement Agreement are "within a range of reasonable outcomes" over the transition period and thus, not inevitably destined to create significant deferrals associated with PSNH's cost of acquiring this service. Further, the State Team draws the Commission's attention to the testimony of Mr. Michael Cannata, the Commission's Chief Engineer, who believes that the effect on stranded costs of higher wholesale energy prices could well be offset by increases in what PSNH would receive in the market for its Seabrook and IPP obligations and the energy from its fossil/hydro plants. See Ph. I, Ex. 107; State Team Brief at 20.

     Nevertheless, like PSNH, the State Team expresses a willingness to modify the Transition Service aspects of the Settlement Agreement. The State Team proposes that PSNH supply Transition Service out of its current generation portfolio for an interim period (perhaps 6 to 12 months) after Competition Day at a price of $0.037 per kWh, followed by a competitive solicitation and bidding process to serve customers at the ceiling prices established in the Settlement for the remainder of the Transition Service period. See Ph. II, Tr. Day XVIII, p. 76; Ph. II, Ex. 180. According to the State Team, ensuing years will see certain wholesale pricemoderating influences take hold: the placing of ISO-New England on an "even keel" in contrast to the start-up difficulties that the State Team views as responsible for price spikes in the summer of 1999, and the addition of significant new gas-fired generation capacity to the regional wholesale electricity market.

     Consequently, the State Team proposes delaying the procurement of Transition Service from outside suppliers until the sale of PSNH's fossil assets, with both transactions taking place at the same time. This would facilitate suppliers' linking bids for Transition Service to offers to purchase some or all of the fossil assets, an option the State Team believes is appropriate and potentially value-maximizing for ratepayers.

     While supporting the concept of retail competition, the State Team asks the Commission not to compromise the Restructuring Act's goal of near-term rate relief in the name of competition. According to the Settling Parties, raising the price of Transition Service will not automatically create vibrant activity in the retail market or lead to widespread customer election of competitive suppliers. The Settling Parties urge the Commission to view Transition service as a short-term "glidepath" to retail competition, to be viewed in the larger context of the purposes of the Restructuring Act.

     The State Team opposes the recommendations of OCA and the NHCUC to implement a retail adder for Transition Service in order to encourage competitive suppliers to provide retail alternatives. According to the State Team, a prime reason for restructuring is that regulation is no longer viewed as an effective way to control costs. Therefore, the State Team reasons, it would be "the worst irony to attempt to create a competitive market by a regulatory-imposed surcharge that would cover a competitor's transaction costs and profits - at the expense of the rate reductions that restructuring is supposed to bring."

Transmission and Distribution Service and Rates

     The State Team notes that the members of the Settling Staff conducted its own analysis of Delivery Service rates to supplement those of PSNH and Staff witness Naylor. According to the State Team, its analysis included a 10 percent return on equity and an equity ratio of 40 percent, in contrast to the higher returns and equity ratios used by PSNH. Thus, according to the State Team, although PSNH's calculations produced a revenue deficiency, its analysis supports the proposed Delivery Service rate of $0.028 per kWh while using similar assumptions to those of Mr. Naylor in recommending $0.026 per kWh. Therefore, the State Team contends Mr. Naylor's analysis provides no basis to adjust the Delivery Service rate downward.

     The State Team also offers a critique of Mr. Naylor's methodology that is similar to the one presented by PSNH. The State Team notes that it divided its adjusted 1998 costs by 1998 sales, whereas Mr. Naylor used 1999 sales. The State Team questions Mr. Naylor's assertion that the incremental cost of serving new load is lower than the fully allocated cost of serving existing load. According to the State Team, it "requires speculation to conclude that growth has or will come cheaply to PSNH". State Team Brief at
27. The State Team calculates that, once Mr. Naylor's figures are adjusted to match costs and sales, his rate differs from that in the Settlement Agreement by only $0.0008, a difference that can be further narrowed by applying the Settlement Agreement's proposed 10 percent return on equity because Staff witness Kosnaski conceded it to be within his range of reasonableness. Further, the State Team contends its detailed analysis of storm costs showed a normalized annual figure of $3 million rather than the $1.4 million used by Mr. Naylor. The State Team also questions Mr. Naylor's view that PSNH's Administrative and General expenses are strictly a function of capital investment as opposed to other additional expenses.

     The State Team further urges the Commission to endorse the Settling Parties' decision not to unbundle transmission and distribution prices despite the request of Freedom Partners. The State Team points to FERC Order 888-A, concluding that it is unnecessary to unbundle transmission and distribution functions, and FERC's refusal in Order 888 to adopt a bright-line test for designating deliveries at certain voltages to be transmission rather than distribution. The State Team further points to FERC's determination in Order 888 that states have authority over the delivery of electricity to end-users and thus the authority to assess distribution charges to all customers. Further, the State Team agrees with PSNH that it would be impractical to unbundle transmission and distribution charges at this time because (1) the Commission has not yet approved PSNH's proposed classification of transmission and distribution assets and (2) the appropriate data is not yet available. The State Team disputes Freedom Partners' contention that PSNH may be disinclined to unbundle transmission and distribution for fear of losing revenue. According to the State Team, PSNH's recoverable costs would be fixed in any event and the only issue is how to apportion them among customer classes.

Rate Design

     The State Team stresses that it is committed only to those rate design issues contained in the Settlement Agreement, as distinct from those proposed by PSNH. The State Team concedes that PSNH's proposal satisfies the criteria of the Settlement Agreement, but the State Team takes no position on the proposed rates beyond suggesting that the question of future cost allocations is best left to future Commissions. The State Team points out that one of its members, Director Deborah Schachter of the Governor's Office of Energy and Community Services, testified in opposition to the new fees and charges proposed by PSNH for retail customers during the IDCP. The State Team also notes that no party objected at the hearing when Ms. Schachter suggested deferring the issue of whether to eliminate the Elderly Discount to another, later proceeding.

Securitization

     The State Team describes securitization as both a "pivotal" part of the Settlement Agreement and only a "distant pipe dream" if it were sought outside the Settlement Agreement. The Settling Team reminds the Commission that it is under a legislative mandate to determine whether the securitization proposed here "will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:1, X and with RSA 369-A:1, XI and the extent to which any RRBs issued pursuant to the securitization proposal would be successfully traded at favorable rates on the existing securitization market." House Bill 464, Laws of 1999, ch. 289. The Settling Team answers those queries in the affirmative.

     According to the State Team, the testimony of State Treasurer Georgie Thomas and others establish that the securitization proposal is substantially similar to securitization plans that have succeeded elsewhere. Further, the State Team points to the testimony of Mr. Kosnaski that securitization continues to be financially advantageous up to a break-even interest level of
13.53 percent. The State Team concedes that PSNH originally overstated the value of securitization for benchmarking purposes, contending that it accounted for 8.2 percentage points of the Settlement Agreement's 18.3 percent rate reduction. According to the State Team, its witness John Antonuk more accurately calculated that securitization would be responsible for between 4 and 5 percentage points.

Northeast Utilities/Consolidated Edison Merger

     The State Team views the proposed merger of NU and Consolidated Edison, and its relationship to this docket, differently than PSNH. At the outset, the State Team stressed that the Settlement Agreement contains a "clawback" provision that would require PSNH's owner to share any acquisition premium it reaped should PSNH's assets be sold within five years of Competition Day. (FN
20) According to the State Team, this clawback provision "still has teeth" because (1) the proposed NU/Consolidated Edison merger could fail, and (2) NU and/or Consolidated Edison could still decide to sell PSNH's assets in a manner that triggers the clawback provision.

     Where the State Team differs significantly from PSNH is in its view of the "public interest" standard that the Settlement Agreement specifies would apply to Commission review of any sale of NU itself. According to the State Team, this agreed-upon standard is more broad than the "no net harm" test usually applied by the Commission in merger reviews. In the State Team's view, "no net harm" means the transaction must be, at worst, ratepayer-neutral, whereas the public interest standard is traditionally applied to protect ratepayers against high or discriminatory prices, unreliable service, and is concerned with just and reasonable rates and service as well as a balancing of utility and ratepayer interests. However, the State Team urges the Commission to defer resolution of this issue to the merger docket itself.

     Another difference between the State Team and PSNH relates to merger-related savings. The State Team contends that such savings can be passed through to PSNH customers as they occur, notwithstanding the fixed Delivery Charge during the IDCP. However, the State Team contends this is also an issue properly resolved in the merger docket. The State Team disagrees with the recommendation of Mr. LaCapra, a witness for the Staff Advocates, that approval of the Settlement Agreement be conditioned on the adoption of a specific formula for sharing the acquisition premium arising out of the NU/ConEd merger. In the view of the State Team, there is no record support for such a proposal.

Divestiture and Auction

     The State Team supports PSNH's offer to accept a Commission ruling that conditions approval of the Settlement Agreement on NU affiliates not bidding on PSNH fossil or hydro generation assets. According to the State Team, such a determination would obviate the need for an independent party to conduct the sales, assuming that ConEd affiliates would also be excluded from bidding in the event the ConEd/NU merger is consummated. The State Team further contends that, with NU affiliates excluded from bidding, the Commission should permit J.P. Morgan to continue to manage the auction, thereby satisfying the need for an independent party to play this role. Further, the State Team takes the position that permitting bidders to link offers to buy generation assets with offers to sell energy for Transition Service would "optimize the number of options available" and thereby maximize overall value to ratepayers.

     The State Team agrees with PSNH that, in order to encourage municipal participation in the hydro assets sale process, it is appropriate to delay the sale of the hydro assets for 6-12 months after the auction of the fossil assets. The State Team further recommends that the Commission permit municipalities to bid on individual hydro assets. The State Team acknowledges that running 2 auctions will increase administrative costs and potentially cause problems coordinating river flows from the hydro plants as they effect the fossil fueled plants' use of water. This latter concern, they say, can be addressed thru purchase and sales agreements. The State Team also notes that a delay in selling the hydro assets will require the Commission to decide how to use the hydro asset output until the sales are complete. While they offer 3 options, they note a preference that the Company direct PSNH to use the output to supply a portion of Transition Service. See State Team Brief at 41.

     With regard to Seabrook, the State Team strongly disagrees with the suggestion of Staff Advocate McCluskey that the Settlement Agreement should be modified to allow for the longterm retention of PSNH's Seabrook interest. The State Team questions Mr. McCluskey's assumptions, most notably the 14 percent discount he applies to account for the relevant risks. According to the State Team, Mr. McCluskey fails to account adequately for the risk to PSNH customers arising out of Seabrook remaining a part of regulated rates. And, like PSNH, the State Team draws the Commission's attention to comparable sale prices that these parties believe indicate that the Settlement Agreement values Seabrook more favorably than the market does. In the view of the State Team, the Settlement Agreement provides for a prudent delay in the Seabrook divestiture to permit the market for nuclear plants to mature, followed by adequate safeguards in the form of a provision allowing the Commission to establish a minimum bid for the asset.

Environment and Energy Efficiency

     The State Team urges the Commission to reject the suggestion of new emissions limits for PSNH's fossil plants as a condition of approving the Settlement Agreement. They believe such requirements would impose new stranded costs. According to the State Team, the parties advancing the notion of new emissions limits failed to produce any evidence as to the cost of such initiatives. The State Team asks the Commission to leave the evaluation and implementation of air emission standards to the Department of Environmental Services.

     With regard to Energy Efficiency initiatives, the State Team contends it is not necessary for the Commission to make any long-term determinations in this proceeding. Rather, the Commission should endorse the Energy Efficiency provisions of the Settlement Agreement because they allow for an interim commitment to such initiatives pending the Commission's consideration of the recommendations of the Energy Efficiency Working Group. The State Team disagrees with any suggestion that Energy Efficiency program decisions should be made based on the programs' possible effect on stranded costs or other fixed expenses.

Benchmarking

     According to the State Team, even assuming victory in the federal lawsuit, an end cannot come to that litigation soon enough to afford customers prompt rate relief and the advent of retail competition. Additionally, the State Team points out that the end of the federal litigation, whatever its outcome, would likely mark only the beginning of efforts to restructure PSNH - a process that would again place before the Commission the question of what represents a fair, equitable and balanced resolution of issues associated with restructuring. The State Team draws the Commission's attention to the testimony of its witness, Mr. Little, who estimated that, even assuming a high probability of success at each stage of the federal litigation, the overall probability of success is well below 50 percent.

     In comparing its benchmarking analysis with that of Non-Settling Staff's Mr. Naylor, the State Team contends that several adjustments are necessary. The State Team notes that, in response to Mr. Naylor's analysis, it increased its estimate of a likely rate reduction under traditional ratemaking, exclusive of FPPAC and calculated against PSNH's base rates, to 3.35 percent. Applying Mr. Naylor's analysis to base rates yields predicted reductions of between 7.78 and 10.41 percent, according to the State Team.

     According to the State Team, further adjustments are necessary - but, even before making them, Mr. Naylor's predicted rate reductions would be insufficient to offset what the State Team characterizes as "a looming rate increase that will be avoided by the Settlement, but that is inescapable under a continuation of ratemaking in the traditional context." This is because the State Team predicts increases in FPPAC rates of 15 percent to account for FPPAC's current failure to cover PSNH's current fuel and purchased power costs, the loss of capacity transfer and joint dispatch savings revenue, restructuring in the NHEC service territory and the end of Hydro Quebec energy deliveries.

     Two additional adjustments to Mr. Naylor's benchmarking that were recommended for comparison purposes by the State Team are as follows: subtracting 2.86 percent to account for his failure to cover SBC costs; removing Mr. Naylor's adjustment for changes in amortization methods (because the State Team's benchmarking figure treats this issue elsewhere under the State Team's methodology). The latter adjustment reduces Mr. Naylor's figures by 1.11 percent, bringing his range to 3.81 to 6.44 percent as compared to the State Team's figure of 3.35 percent.

     Next, the State Team identifies five areas of Mr. Naylor's analysis that it believes would not prevail in an actual rate case: his weather normalization adjustment, his adjustments for nontest-year expenses, his estimate of cash working capital requirements, his adoption of certain conclusions reached by Staff witness Cunningham on the issue of depreciation, and his nonallowance of a return on PSNH's note to ISO-New England. According to the State Team, these adjustments reduce Mr. Naylor's range to a range of 2.74 percent to 4.56 percent. In summary, the State Team contends that Mr. Naylor's analysis would not produce rate case savings that are materially different from those developed by the State Team.

     The State Team further addresses certain benchmarking recommendations of Mr. Traum of the OCA. As already noted, the State Team emphatically disagrees with OCA's contention that PSNH has committed a sanctionable breach of the Rate Agreement. Secondly, the State Team contests Mr. Traum's assertion that PSNH has failed to compensate PSNH's ratepayers for the sale of spare parts from Seabrook. According to the State Team, Mr. Traum's position on Seabrook spare parts "conflates the regulatory concept of prudence with the notion of breach of contract." The State Team's view is that, even assuming the sale was imprudent, this does not translate into a Rate Agreement breach for which PSNH would be liable. Finally, the State Team disagrees with Mr. Traum that the Commission should impute to PSNH the lost revenues resulting from discounts offered to Special Contract customers.

     The State Team emphatically objects to the argument that in a traditional rate case certain of PSNH's generation and regulatory assets would be disallowed for recovery because they are not "used and useful." According to the State Team, most of the published cases applying this framework do so in the context of not allowing a regulated utility to add new capacity, as opposed to disallowing recovery on and of existing assets. The State Team attacks the "used and useful" argument as "heads I win, tails you lose" logic, contending that its proponents would restrict assets with below-market costs to a capped rate of return while allowing above-market assets
either no return or a minimal one.  See State Team Brief at 59.   Finally,
the State Team maintains that the Commission would have to increase PSNH's return on equity, adding a risk premium, to account for possible disallowances based on the used-and-useful test.

     With regard to costs associated with retired nuclear units such as Maine Yankee and Connecticut Yankee, and the extent to which these costs are reflected in wholesale power transactions ultimately paid for by PSNH ratepayers, the State Team takes the position that this is a matter solely for resolution by the Federal Energy Regulatory Commission. According to the State Team, when the Settlement Agreement permits "unrecovered obligations" from the retired plants to be included in stranded costs, the referenced obligations are those established by FERC.

     On the subject of Hydro Quebec transmission support payments, the State Team contends it is reasonable to include these sums as "generation-related commitments" that may be recovered in a stranded cost charge. According to the State Team, the FERC considers them to be generation-related and the Connecticut DPUC, while deciding not to include them as generationrelated stranded costs, did recognize their "integral connection to securing energy." Further, the State Team contends that even if the Commission deemed the transmission support payments to be transmission costs, they could still be included in the SCRC, particularly if the Commission makes clear it is doing so to avoid the need to create a separate rate element. The State Team concedes that, in theory, these costs could also have been included in the Delivery Charge.

     The State Team defends the Settlement Agreement's treatment of the loss to PSNH of revenue from its former requirements contract with NHEC.
According to the State Team, even if PSNH had not reached a settlement with NHEC terminating the requirements contract, NHEC would likely have received offers from Qualifying Facilities to supply capacity at prices equal to those charged by PSNH. In these circumstances, according to the State Team, NHEC would have been obligated to purchase the offered capacity, further eroding revenue to PSNH. In these circumstances, the State Team contends, the Settlement Agreement appropriately divides between PSNH owners and shareholders the estimated $13 million loss to PSNH from the termination of the NHEC contract.

Other Issues

     The State Team does not agree with the view of Mr. Rubens, described infra, that the Settlement Agreement raises the specter of a "death spiral" in which new technologies will make it economically and technologically possible for more and more PSNH customers to defect from the grid. According to the State Team, the period of alleged risk is relatively short, i.e., the period of Part 3 stranded cost recovery, following which any such phenomenon would require a national solution since all transmissions and distribution companies would be effected. The State Team believes the technology is not sufficiently developed to pose any near-term risks of customer-base erosion, and further points to Mr. Kosnaski's testimony to the effect that nothing in the securities market suggests that investors perceive any such risk.

     The State Team urges the Commission to reject OCA's recommendation to reserve the option to reject a high bidder for generation assets if that bidder would again the ability to exercise market power as a result. According to the State Team, this would increase stranded costs and do nothing to protect against the potential exercise of market power. Further, the State Team contends that such a determination would violate the statutory prescription for all reasonable steps in mitigating stranded costs.

     On the subject of nuclear decommissioning costs, the State Team takes the position that the relevant provisions of the Settlement Agreement are consistent with the applicable statute, RSA 162-F. The State Team notes that, at present, NAEC makes the requisite owners' payments into the nuclear decommissioning fund, PSNH reimburses NAEC and the expense is charged to ratepayers. According to the State Team, the Settlement Agreement calls for the buyer of Seabrook essentially to step into NAEC's shoes, subject only to the risk that the Nuclear Decommissioning Finance Committee would increase the charges. The Settlement Agreement also allows the converse, i.e., a windfall to the buyer arising out of a decrease in decommissioning charges. In the view of the State Team, such a windfall possibility is not a violation of RSA 162-F but merely a condition of the sale designed to maximize asset value and minimize stranded costs.

     The State Team urges the Commission to reject the proposal of Great Bay Power Company, described infra, to require PSNH ratepayers to pay for Great Bay's decommissioning costs as a Seabrook Joint Owner. According to the State Team, when Great Bay purchased its Seabrook interest it did so knowing it was assuming the risk of unrecoverable decommissioning liability. The State Team dismisses Great Bay's request as an effort to pass decommissioning costs on to PSNH customers and force them to subsidize its future operations.

     Finally, on the subject of assistance to low-income customers, the State Team contends that the relevant provisions of the Settlement Agreement are consistent with RSA 374-F:3,V(a), which mandates the inclusion as part of restructuring of "programs and mechanisms that enable residential customers with low income to manage and afford essential electricity requirements."

B.   Public Service Company of New Hampshire

     In urging the Commission to approve the Settlement Agreement, PSNH contends that the proposal constitutes an "equitable, appropriate and balanced" approach to restructuring the Company, as that phrase is used in the Restructuring Act. See RSA 374-F:3, XII. PSNH acknowledges that many of the parties participating in this proceeding have offered various suggestions that relate to their respective area of interest, but PSNH characterizes those suggestions, when collectively assembled, as "the proverbial camel, not the horse that was intended." According to PSNH, the Settlement Agreement meets each of the policy principles set forth in the Restructuring Act.

Recovery of Stranded Costs

     In PSNH's, view the overall average level of the SCRC of $0.0379 per kWh represents the appropriate balancing of stranded cost recovery with near-term rate relief. According to PSNH, its financial forecast suggests that with the SCRC set at this level, the Recovery End Date will occur some time prior to the middle of 2007, at which time the Company's delivery rates will decrease by 21 percent with additional decreases thereafter as IPP obligations terminate.

     PSNH contends that reducing the SCRC and increasing the Transition Service charge, as suggested by OCA, would trigger more than $600 million in cost deferrals by the end of 2006. According to PSNH, such a plan would not allow it to recover its ongoing expenses during the IDCP. With regard to the proposal of the BIA, described above, PSNH's position is that the plan produces no additional value for customers and would only decrease the SCRC by $0.001 per kWh while extending the Recovery End Date.

Transition Service and Rates

     In support of the proposed retail prices for Transition Service during the IDCP, PSNH points out that the deregulated energy market in New England is still in its "infancy," with 7,300 MW of capacity either under construction or added to the system in 1999. According to PSNH, as this market matures and develops and as new capacity is added, there will be less volatility during peak periods. PSNH further contends that the proposed Transition Service prices are consistent with analogous prices offered in other nearby jurisdictions.

     Nevertheless, PSNH has indicated a willingness to accept a 3 mil increase to the proposed per kWh Transition Services prices to $0.040 in the first year, $0.041 in the second and $0.042 in the third. PSNH also indicates support for the concept of supplying Transition Service from its existing generation resources, prior to their divestiture. According to PSNH, this would benefit customers by permitting them to keep the difference between the price that the output would obtain in the wholesale market and the cost of obtaining Transition Service from the same market. Further, according to PSNH, such a plan would simplify the path to Competition Day by eliminating the need to complete the process of acquiring Transition Service beforehand, and it would also facilitate linked bids, i.e., proposals to provide Transition Service while also purchasing PSNH generation assets.

     PSNH emphatically opposes retail adders for Transition Service as a means of stimulating competition in the retail electricity market. According to PSNH, such an initiative benefits suppliers rather than customers, by permitting the suppliers to hedge their risk and eschew economic efficiencies. Further, PSNH contends that retail adders would disproportionately affect those who can least afford them, i.e., low income customers.

Transmission and Distribution Service and Rates

     According to PSNH, the record contains sufficient evidence from which the Commission can and should determine that the proposed average delivery service charge of $0.028 per kWh is appropriate. PSNH contends it will sustain a revenue shortfall of $7.5 million - $10 million during the IDCP. PSNH challenges the testimony of Non-Settling Staff witness Mr. Mark Naylor, described in detail, infra, suggesting an average delivery service cost as low as $0.026 per kWh. According to PSNH, Mr. Naylor applied a "mismatch" when he used actual 1998 expenses and divided them by forecast sales for 2000. Further, PSNH contends Mr. Naylor wrongly adjusted PSNH's Administrative and General expenses by the ratio of delivery service plant to total plant because the company's Administrative and General expenses will not decrease in direct proportion to the divestiture of the generation assets, which will not take place on Competition Day in any event. Finally, according to PSNH, the Company's actual delivery service revenue requirement had increased to $0.0288 in 1998. PSNH contends that these corrections would revise Mr. Naylor's figure to greater than $0.03 per kWh for Delivery Service.

Rate Design

     PSNH first notes that to maintain an average rate reduction of 18.3 percent, any increases to the Transition Service Charge, the SCRC or the Delivery Charge would require offsetting decreases to one or both of the other charges, because the energy consumption tax and the System Benefits Charge are fixed. As to the additional rate design issues raised by PSNH outside the four corners of the Settlement Agreement, PSNH contends this is an "opportune time" to make such changes given that some rate categories would be eliminated and new charges would be collected pursuant to the Settlement Agreement. PSNH adds that the new charges it has proposed would help make up the revenue gap it contends it must sustain under the Settlement Agreement.

     PSNH urges the Commission to adopt its proposal to vary the SCRC by class and thereby produce the same percentage rate decrease for residential customers as all other customer classes when combined. According to PSNH, the alternate proposal advanced by OCA is based on the flawed assumption that factors driving stranded costs - Seabrook, the Seabrook Acquisition Premium and costs associated with IPPs - are all currently recovered on a uniform, per kWh basis through FPPAC. According to PSNH, most of these costs are actually recovered through base rates, not through FPPAC. Accordingly, PSNH urges the Commission to reject OCA's suggestion of a uniform SCRC. Further, PSNH contends that OCA's plan would actually result in a lower SCRC for residential customers than others, in violation of the Restructuring Act's mandate for nondiscriminatory and fair stranded cost recovery.

     PSNH contends that its proposed charges for services provided to competitive electricity suppliers are appropriate. The Company draws the Commission's attention to the testimony of Mr. Morrison of the NHCUC that PSNH's proposed billing fee of $0.50 per customer per month is the lowest price available for such services in the area.

     In support of its proposal to eliminate the so-called "humped" rate design that provides a discount for customers using 250 kWh per month or less, PSNH asserts that the humped rate has never been shown to promote energy conversation. In fact, PSNH draws the Commission's attention to the testimony of Ms. Panori of the Save Our Homes Organization (SOHO) to the effect that most customers do not understand the current rate design. Accordingly, PSNH believes the Energy Assistance Program is a more appropriate vehicle than the humped rate for addressing the needs of low-income customers.

     PSNH proposes to eliminate the Elderly Discount Rate one year after Competition Day. According to PSNH, this is appropriate because the original justification for the rate - the unfairness of requiring elderly customers to pay for utility construction projects from which they are unlikely to benefit
- was removed when the Legislature enacted a statute prohibiting the
inclusion of construction work in progress (CWIP) in rate base.   PSNH notes
that the Elderly Discount rate was closed to new customers in 1982.

     PSNH proposes to implement a late payment fee for residential, general and outdoor lighting services. PSNH points out that while such charges are authorized under the Commission's rules, PSNH is the only electric utility in New Hampshire that does not presently charge all non-residential customers a late payment fee. In PSNH's view, absent such charges all customers bear the costs imposed by customers who do not make their payments on time.

     PSNH proposes the imposition of a "field collection" charge, i.e., a fee paid by customers who make payment on their accounts when a PSNH employee arrives to disconnect their service. According to PSNH, there were more than 51,000 field collections in 1998 and the costs associated with this effort are unfairly borne by all customers.

     With regard to its proposed increase in service charges and line extension fees, PSNH points out that these charges have not been revised since 1982 and 1979, respectively. According to PSNH, the record supports a determination that its proposed increases are in line with the cost of providing these services.

Securitization

     PSNH characterizes the issue of securitization as non-controversial, pointing out that OCA, Commission Staff witness Kosnaski, the Legislature as well as the Settling Parties have all gone on record as supporting the notion of securitization as an appropriate means of reducing costs to ratepayers.
In particular, PSNH draws the Commission's attention to House Bill 464, Chapter 289 of the Session Laws of 1999, which specifically contemplates the use of securitization (with Commission approval) in the context of a settlement agreement relating to PSNH's stranded costs. PSNH draws the attention of the Commission to the testimony of OCA witness Ryan that the desired Triple-A rating for the Rate Reduction Bonds will not be achievable without a settlement to the pending litigation between PSNH and the Commission.

Merger

     With regard to the proposed acquisition of NU by Consolidated Edison, PSNH stresses that this docket is a "separate and independent proceeding" from Docket No. DE 00-009, in which the Commission will decide whether to approve the merger. The Settlement Agreement specifically addresses a possible sale of NU, providing that if PSNH's parent is sold within five years of Competition Day, NU agrees that notwithstanding any contrary provision of law, the merger, acquisition or sale shall be subject to the jurisdiction of the Commission under RSA Chapters 369, 374, 378 or relevant provisions, and that the merger, acquisition or sale shall be approved only if it be shown to be in the public interest.

SA, at 69:1967-1970.

     According to PSNH, the intent of this language and its reference to the "public interest" was not to create a new and/or heightened standard for Commission review of a sale of NU. Rather, according to PSNH, the intent was to make clear that the Commission would indeed have jurisdiction over any acquisition of NU: PSNH contends that the "public interest" standard referenced in the Settlement Agreement is equivalent to the "no net harm" standard the Commission has long applied to requests for approval of utility mergers.

     Concerning the merger, PSNH also takes up the language in the Settlement Agreement providing for adjustment of the Delivery Charge during the IDCP to fully recover any changes in PSNH's costs that the PUC determines have resulted from the imposition or modification of any tax, program, service, or accounting change resulting from an order by any regulatory agency or by the enactment of any law, or in the case of accounting changes, by the Financial Accounting Standards Board ("FASB") or the Emerging Issues Task Force ("EITF").

SA, at 15:434-16:438. According to PSNH, some parties have sought to advance "strained interpretations" of this provision in order to argue that the Delivery Charge could be modified to account for merger costs and savings during the IDCP. In PSNH's view, the intent of this language was to permit changes solely for "costs mandated by force of law."

     PSNH indicates that it is willing to accept a Commission decision to exclude NU subsidiaries from bidding on any of PSNH's generation assets when they are offered for sale. See Ph. II, Tr. Day XVIII, p. 221 (letter from Berzak to D. Howland dated 2/24/00). The Company also indicates its willingness to abide by the Commission's determination on the overall conduct of the divestiture process. PSNH posits three alternatives: (1) Commission assumption of management of the divestiture process, with NU subsidiaries permitted to bid; (2) PSNH management of the divestiture process, with Commission oversight and no NU subsidiaries bidding; or (3) PSNH management of the divestiture process with NU subsidiaries permitted to bid and "heightened oversight" by the Commission including an appropriate Code of Conduct. If the Commission opts for the first alternative, PSNH urges the retention by the Commission of PSNH's current consultant, J.P. Morgan, given that firm's detailed knowledge of PSNH's generation assets. Ph. II, Tr. Day XVIII, pp. 213-215.

Divestiture and Auction

     PSNH states that it has received no "reasonable offers" from municipalities. Although PSNH asserts that it continues to believe the provisions of the Settlement Agreement are sufficient to permit interested municipalities to participate meaningfully in the bidding process, the Company indicates a willingness to delay the divestiture of its hydro assets "to allow an alternative pre-divestiture plan to be developed with the cities' and towns' interests in mind."

Environment and Energy Efficiency

     PSNH does not agree with the CLF and the SAPL that the Commission should require PSNH's existing fossil generation plants to meet new source performance standards. PSNH asserts that it has already made significant progress in reducing air emissions "while other generators, or state regulators outside of New Hampshire, have merely talked about reductions." PSNH Brief p. 22, Section VIII.A. PSNH objects to CLF witness Kinelly's testimony that CLF's air emissions proposal in this docket is essentially the same as was negotiated with Massachusetts generators. According to PSNH, unlike CLF's current proposal, the Massachusetts agreement included "provisos, cost caps and triggering events from upwind generators" that dampened the impact on those Massachusetts generators. Brief, p23, Section XVIII, A. PSNH asserts that market forces, i.e., the existence of emissions allowance markets, are the appropriate method for encouraging the mitigation of environmental impacts. According to PSNH, such market forces have already led it to make decisions that will cause the nitrogen oxide (NOx) emissions of its fossil plants to meet the standards proposed by PSNH. However, PSNH concedes that the same is not true for sulfur dioxide.

Benchmarking

     PSNH contends that the Settlement Agreement produces significantly better results for its customers than they would receive through continuation of the PSNH rate case. In particular, PSNH contends that by adjusting the calculations of Non-Settling Staff witness Naylor to reflect an "apples to apples" comparison with the Settlement Agreement, the relevant comparison is an 18.3 percent rate reduction under the Settlement Agreement versus a 7.55 percent rate case reduction. Further, PSNH argues Mr. Naylor incorrectly calculated the maximum percentage rate decrease under the rate case. PSNH believes Mr. Naylor's figure of 10.07 percent should be revised downward to
3.49 percent.

     PSNH criticizes Mr. Naylor's analysis for failing to account for the impact of increased public policy expenditures due to the proposed SBC. In PSNH's view, this error requires a decrease in Mr. Naylor's rate reduction range of 1.62 percent. PSNH also criticizes Mr. Naylor's weather normalization adjustment to increase test year revenues by $7.4 million. According to PSNH, the Commission has never employed weather normalization adjustments in setting rates for electric utilities. PSNH objects to Mr. Naylor's pro forma adjustment to PSNH revenues to decrease its demonstration and selling expense by $2.7 million. Although PSNH concedes that such expenses decreased by that amount in the 12 months following the test year ending September 30, 1998, PSNH pointed out that its overall customer service expense actually increased by $2.2 million during the period. PSNH also contends that Mr. Naylor should have included PSNH's prepayment to ISO-New England in his working capital allowance, and should have included costs associated with reserves for major storms in his analysis of PSNH's expenses. According to PSNH, Mr. Naylor should also have included restructuring expenses in his benchmarking analysis as well as increases in non-fuel Operations and Maintenance expenses. Finally, PSNH contends that Mr. Naylor did not account in his analysis for the fact that the Settlement Agreement provides for a more rapid, 12-year recovery of Seabrook expenses and thus lower costs in later years than in a traditional ratemaking scenario.

     PSNH stresses that any benchmarking analysis must take account of the underrecovery in its FPPAC account. The deferred FPPAC balance is expected to reach $103 million by May 31, 2000; customers would be responsible for this sum in a traditional rate case.

     According to PSNH, Mr. Naylor's range of potential refunds under a traditional rate case, $135 million to $171 million, must be offset both by the FPPAC deferral and the adjustments to Mr. Naylor's benchmarking analysis discussed, supra. Relying on the testimony of its witness Mr. Mahoney, PSNH estimated the likely refund to customers resulting from a traditional rate case would be in the range of $0 to $8 million. Further, PSNH contends that implementing Mr. Naylor's refunds would cause the Company's return on equity to drop below the approved level of 11 percent. This, according to PSNH, would run afoul of the Commission's legal responsibility to allow PSNH's owner to earn a fair return on its investment.

     PSNH disagrees with the testimony of OCA witness Traum that the Commission should impute $12.1 million in lost revenue from special contract customers when conducting its benchmarking analysis. According to PSNH, special contract customers represent revenue gained rather than revenue lost because such customers would not exist absent reduced prices.

     In its benchmarking discussion, PSNH addresses the likelihood of ratepayers reaping additional benefits from resumption of the stayed "best efforts" docket, No. DR 96-148, an inquiry into whether PSNH used its best efforts to renegotiate contracts with 13 independent small power producers
(SPPs) as required by the Rate Agreement. PSNH points out that the Commission approved renegotiated contracts with five of the SPPs, all hydro facilities, as well as two wood-fired plants, in 1994. As to the remaining 6 SPPs, PSNH notes that it participated in a mediation process with the assistance of the Attorney General's office and submitted the resulting agreement to the Commission for approval, only to see the Commission reject five of the six and issue what PSNH characterizes as an "unenforceable order" as to the sixth. According to PSNH, the Legislature recommended approval of all six agreements, the Commission has not acted and, in these circumstances, further pursuit of the Best Efforts docket is not warranted.

     PSNH contends there is also no basis for continuing to pursue the so-called Light Loading docket, No. DR 96-149, which concerns obligations to purchase power from certain IPP's during so-called "light loading" periods. According to PSNH, Mr. Cannata of the Settling Staff, the Commission's main proponent of this investigation, has testified here that there are no savings available from the light loading and it should be disregarded for benchmarking purposes.

     PSNH notes that the Settlement Agreement offers both quantitative and qualitative benefits. PSNH emphasizes that a failure to adopt the Settlement Agreement would likely prolong the controversies at issue here for several more years and thus unnecessarily delay the advent of deregulation in PSNH's service territory.

Rate Agreement as Contract

     PSNH notes that it has not sponsored any witnesses in support of its contention that the Rate Agreement binds its signatories, including the State of New Hampshire, in contract. As PSNH notes, that is an issue pending in the federal litigation. PSNH does not believe the Commission needs to resolve the issue here, but does contest the testimony of OCA witness Judd, described below, to the effect that the Rate Agreement is not contractual. PSNH characterizes Mr. Judd's assertions as "dubious" and contends that on cross-examination of Mr. Judd it became clear that the State of New Hampshire "made judicial assertions concerning the existence of the regulatory compact/regulatory contract between the State and PSNH." PSNH claims crossexamination also established that the Rate Agreement called for passage of legislation binding the State in contract and that RSA 362-C met this objective. Accordingly, PSNH contends that continued litigation as to the contractual nature of the Rate Agreement is "a matter of high risk to the State."

     A related issue is whether PSNH breached the Sharing Agreement, a part of the Rate Agreement that calls for sharing of energy and capacity between PSNH and the NU initial system. According to PSNH, recently mandated restructuring in Connecticut and Massachusetts caused CL&P and WMECO to cease providing retail electricity thus, their energy and capacity requirements to meet customer needs are zero and there are no longer any revenues from capacity transfers, or joint dispatch savings. PSNH references the Commission's Brief in FERC Docket EL 96-53, regarding the Amended Partial Requirements Agreement (APRA) between PSNH and the New Hampshire Electric Cooperative (NHEC) where the Commission argued that industry restructuring would not result in a breach of a requirements contract but would merely drive requirements under such an agreement down to zero. PSNH Brief at 39 X.C.. PSNH suggests that, in these circumstances, for the Commission to conclude that there has been a breach of the Sharing Agreement would be inconsistent.

Great Bay Power Corp.

     PSNH characterizes as "absurd" the contention of Great Bay Power Company, described infra, that PSNH customers should be held liable for Great Bay's share of Seabrook decommissioning costs. PSNH notes that Little Bay Power Company, an affiliate of Great Bay, recently purchased a 2.9 percent interest in Seabrook and that Great Bay did not insist that Little Bay (whose own decommissioning liability was funded by the seller of the interest) assist Great Bay with decommissioning expenses.

Return on Equity

     For purposes of the Settlement Agreement, PSNH asserts that only two figures for equity returns are relevant: NAEC's return on equity on the Seabrook Power Contract and the 8 percent return on equity embedded in the stipulated rate of return (ROR).

     PSNH notes that there is no dispute that the Seabrook return on equity should be seven percent as of Competition Day. Where PSNH and the other Settling Parties differ from others is in the contention that, in the event NAEC retains the Seabrook asset, the return on equity should rise to 11 percent.

     PSNH disagrees with Staff witness Kosnaski, who testified that 7.45 percent, based on adding 75 basis points as a risk premium to the Treasury bond rate, represents an appropriate return on equity to use in the Stipulated Rate of Return. As support for its argument, PSNH notes a recent Commission decision (Order No. 23,041, 10/07/98, DR 98-012) in connection with the Granite State Electric Company restructuring settlement in which a 100 basis point (1.0 %) premium was added to the Treasury bond rate to determine the appropriate return on equity. Further, PSNH contends that Mr. Kosnaski failed to take into account PSNH's risk of not recovering all Part 3 stranded costs.

     According to PSNH, it is not necessary for the Commission to determine the appropriate return on equity associated with the Company's transmission and distribution assets. In their view, the Settlement Agreement does not rely on any particular return on equity determination, a determination only necessary for benchmarking purposes. PSNH urges the Commission simply to disregard the testimony in the record expressing various expert opinions about the appropriate return.

Millstone 3

     PSNH asks the Commission to approve a change in the Settlement Agreement relative to PSNH's treatment of its interest in the Millstone 3 nuclear power plant in Connecticut. The Settlement Agreement calls for PSNH to transfer this interest to an affiliate on or before Competition Day. PSNH now proposes retaining ownership until its ultimate divestiture. According to PSNH, in these circumstances it would treat the Millstone interest as a separate below-the-line item so as to maintain the financial bargain reached in the Settlement Agreement.

Loan Fund

     PSNH strongly objects to the suggestion by some parties that some portion of the securitization proceeds be set aside as a loan fund for the benefit of competitive electricity suppliers. According to PSNH, this would amount to the creation of another public policy cost to be imposed on PSNH ratepayers who are already responsible for mandated IPP purchases and system benefits charges. In PSNH's view, any such loan fund should be created by the Legislature and funded by all New Hampshire citizens, not just PSNH ratepayers. Further, PSNH contends that the creation of such a loan fund out of securitization proceeds would cause the Recovery End Date to be extended and would likely require the approval of the federal SEC.

Seabrook Divestiture

     PSNH opposes Staff Advocate McCluskey's recommendation that the Commission order PSNH not to sell its Seabrook interest on the schedule contemplated by the Settlement Agreement. According to PSNH, such a change would increase the operational risks to NU and PSNH significantly. Further, PSNH cautions that after restructuring it would not be financially able to withstand any significant Seabrook-related disallowances without suffering "severe financial consequences." PSNH also contends that, after Competition Day, prudence determinations related to Seabrook will be the province of the FERC because the Rate Agreement, vesting jurisdiction in this Commission, will terminate.

Transmission and Distribution

     According to PSNH, it is unnecessary to unbundle transmission and distribution rates at this time as suggested by Freedom Partners. PSNH agrees with the plan to designate all plant at or below 34.5 kV as distribution plant, but contends that it will take some time to make the necessary accounting changes and, thus, the relevant data for unbundling is not yet available.

VIII.   COMMISSION ANALYSIS

A.   AUTHORITY TO CONSIDER SETTLEMENT

     Although the Commission has general authority under RSA 541-A:31, V(a) to resolve contested matters through consideration of settlement agreements, the Legislature has also recognized that there is a need for the Commission to "consider negotiated settlements to expedite restructuring, near term rate relief for customers and customer choice." 1998 N.H. Laws, 191:1, II. The Legislature has vested the Commission with express authority to establish stranded cost charges through an adjudicated settlement proceeding, see RSA 374-F:4, V, and to examine structured financing "in the context of settlement agreements." RSA 369-A:1, IV. Moreover, the Legislature has required that the Commission "hold hearings to review any proposal that includes securitization that is part of ... a settlement proposal," 1999 N.H Laws 289:3, I, and has authorized the Commission to issue an order on such a settlement proposal. Id. Lastly, the Legislature has stated that the Commission "should retain jurisdiction over any proposed settlement." RSA 369-A:1, X(j). Thus, when read together, the foregoing statutes and session laws make it clear that the Commission is authorized, if not strongly encouraged, to consider the Settlement Agreement that is before us in this docket.

     Additional support for the Commission's authority to resolve the various outstanding restructuring and rate issues through consideration of settlement is found in Appeal of Richards, 134 NH 148 (1991). In that case, the New Hampshire Supreme Court determined that the Commission was not required by either statute or the federal Constitution to employ a traditional ratemaking analysis when scrutinizing the so-called "Rate Agreement." Most significantly, the Court noted the well-established principle set out in Federal Power Commission v. Hope Natural Gas Co., 320 U.S. 591 (1944), that "the methodology used to set rates is irrelevant. . . . Instead, it is the result reached that is important: '[i]f the total effect of the rate order cannot be said to be unjust or unreasonable, judicial inquiry is at an end.'" Appeal of Richards, 134 NH at 164, quoting Hope, 320 U.S. at 602. The Court in Richards also stated that it did not "foreclose the possibility that there existed other constitutionally permissible means of determining 'just and reasonable' rates other than use of traditional ratemaking methodologies." Id. In light of the foregoing, an adjudicated settlement is such a constitutionally permissible means of resolving the issues raised by the Settlement Agreement. Accordingly, we affirm our decision made at the outset of this case that we were not required by RSA 374-F to proceed with the interim stranded cost hearing or the base rate proceeding at the same time we considered the instant Settlement Agreement. See Order No. 23,299 (September 16, 1999) at 37. We further conclude that we have the authority to resolve all of the pending matters at issue in this docket in the context of an adjudicated settlement.

B.   STANDARD OF REVIEW

     Although this docket involves the consideration of a negotiated agreement, it is somewhat unusual in that the Settlement Agreement is opposed by some parties and only conditionally supported by others. Nonetheless, even if all the potentially interested parties had joined the Settlement Agreement, we could not approve it without independently determining that the Agreement comports with the applicable standards. As the present case involves the determination of several different dockets, some falling within the purview of the Electric Utility Restructuring Act, RSA 374-F, and some under the category of "ordinary ratemaking," the Settlement Agreement must be reviewed against more than one standard. For example, the Settlement must comport with the 15 interdependent principles set forth in RSA 374-F:3. It must also produce Transition Service charges "that accomplish the principle of near term rate relief," 1998 N.H. Laws, 191:1, IV, and stranded cost charges that are "equitable, appropriate, balanced and in the public interest," RSA 374-F:4, V. And although it must comply with a variety of specific Legislative directives, the ultimate test is whether the Settlement Agreement produces a result that is in the public interest, and an overall rate that is "just and reasonable." See 1999 N.H. Laws 289:4 and RSA 378:28.

     The Commission's findings with respect to whether the Settlement Agreement is in the public interest must be supported by competent evidence in the record. See Appeal of Stetson, 138 NH 293, 296 (1994). The Settlement Agreement in this case was debated in a litigated adversarial process in which the Commission received a considerable amount of evidence. The Commission held 33 days of adversarial hearings in which dozens of witnesses and experts testified and were cross-examined. Over 300 exhibits were introduced into evidence and dozens of letters from members of the public were included in the record. In addition to the adversarial sessions, the Commission held seven evening hearings around the State to solicit comments from the public. The voluminous record developed as a result of the aforementioned proceedings also includes the record of the individual dockets subsumed within the Settlement Agreement, some of which has been incorporated into this record by reference.

     The size of the record matters little, however, if it is not reviewed, considered and ultimately judged according to standards that provide the public with the assurance that a just and reasonable result has been reached. As the Commission noted in the "Final Plan for Restructuring New Hampshire's Electric Industry," issued in Docket No. 96-150 on February 28, 1997, at 3, the fundamental responsibility that has guided the Commission is the legislatively imposed requirement to act as the arbiter between the interests of the customer and those of the utility. RSA 363:17-a. The Restructuring Act did not change this responsibility, and in fact it reemphasized it: "In making its determinations, the commission shall balance the interests of ratepayers and utilities during and after the restructuring process." RSA 374-F:3, XII (a). This most basic responsibility has been our guide in deciding the issues presented in this docket.

C.   BENCHMARKING ANALYSIS

     In determining whether the Agreement presents a reasonable outcome for the Restructuring Docket, the Rate Case, various FPPAC cases, and other subsidiary dockets, we must be able to compare the Settlement Agreement to the results that could be expected in the event those dockets were litigated. It is not necessary to find that each particular adjustment or condition that we might have imposed in a litigation of those individual dockets is present in the Settlement Agreement. Settlement provides an opportunity for creative resolution of problems, and the benefits of such original thinking should not be forsworn merely because they might not be contemplated under ordinary processes. Further, in the search for an outcome that is in the public interest, and for rates that are just and reasonable, especially where the basis for such an assessment includes a forecast of future events, one outcome that cannot be achieved is absolute certainty.

     In order to ensure that the record before us would be sufficient to decide the issues presented by the Settlement, at the Prehearing Conference held in this Docket on August 10, 1999, we required that the Settling Parties present "benchmark testimony:" their analysis of the expected outcomes of the various dockets that the Settlement Agreement purports to resolve. Prehearing Conference, Tr. at 159:16-23. The non-settling parties were also given the opportunity to submit such testimony and exhibits.

     The benchmark testimony was needed to enable the Commission to compare the expected rates and rate path under the Settlement with such rates and rate path that may be achievable were the Settlement Agreement not implemented and litigation of the pending dockets resumed. In addition, the Legislature suggested this comparative exercise in 1999 N.H. Laws, Chapter 289:4, which provides that:

[P]articipants should file in a settlement proceeding any testimony, exhibits, data requests, and data responses relevant to the cited dockets in order to provide a basis for the commission and legislature to compare the settlement to other possible outcomes.

     The Commission has focused on a rate path that is conservative and realistic in its assumptions, relying as much as possible upon well-established precedent and traditional analysis. The Commission's benchmark analysis cannot simply assume a value for every conceivable downward adjustment in rates. A responsible analysis must allow for the possible failure of evidence to support a plausible theory, and for the risk of external proceedings that could delay, supercede or overturn a Commission ruling. By the same token, the analysis included reasonable upward factors proposed by the Company and Settling Parties. Further, the Commission cannot assume that future conditions will develop in a manner that the harshest critics of the Settlement have posited. In this way, the Commission's benchmarking analysis not only reflects a just and reasonable result, but safely accounts for unknown and unknowable future events.

     One thing that can be known for certain is that the future will be different than what we expect. Thus, the benchmark analysis is not designed to predict future rate paths with certainty. Rather, it is designed to provide a means to compare various models of the future operating under similar real-world assumptions, and to indicate whether the benefits asserted under the Settlement Agreement are as significant as claimed, when compared with the other likely and plausible path of events.

     We also stress that the assumptions employed in the "Business As Usual" model concerning the expected outcome of the various underlying dockets do not represent the Commission's final determination on any of the issues in those dockets, nor are they a prejudgment of the merits of those cases. It is the Commission's expectation that further proceedings would be required in each of these dockets before a final decision could be made, if the Settlement were not implemented and individual case litigation were to resume. Thus, it is entirely possible that the actual outcome in specific cases could vary considerably from what we have assumed. We have, however, attempted to be as reasonable and realistic in our assumptions as possible.

1.   Settlement Agreement Rate Path

     Several rate paths were offered by the Settling Parties during the course of the hearings, containing slight variations due to assumptions regarding inflation, the cost of the Rate Reduction Bonds and the actual date competition begins. We have determined that the most reliable rate path under the Settlement Agreement is found in Phase I, Exhibit 86, which is a recalculation of the financial model assuming that "Competition Day" occurs on July 1, 2000. This model takes into account the Rate Reduction Bonds at an all-in cost of 7.25 percent and reflects the continued current amortization of stranded costs due to the occurrence of Competition Day six months later than assumed in the original model.

     For consistency in comparing the Settlement Agreement rate path to the "Business As Usual" rate path scenarios, the Commission has made one adjustment to the rate projections assumed in Phase I, Exhibit 86. The model as presented by the Settling Parties assumed that Transition Service is provided for the initial three years at a per kWh cost of $0.037, $0.038, and $0.039. As discussed below, the Commission has determined that these prices are too low and create a high risk that substantial deferrals would be created. The Commission has, therefore, assumed Transition Service prices for this period of $0.040, $0.041 and $0.042 per kWh, respectively, thereby increasing the Settlement Agreement rates for each of the first three years by $0.003 per kWh. The model's assumption that there are no Transition Service deferrals is not changed, however, because we believe that the increased prices will either eliminate or significantly reduce such deferrals.

     During the hearings, the State Settling Team argued that the expected rate path of the Settlement Agreement would provide benefits in excess of $790 million over 12 years in comparison with Business As Usual. See Ph.I, Ex. 103 and 117. The impact of the reduction in SCRC at the Recovery End Date for Part 3 stranded costs was included within the $790 million estimate of net benefits, while an additional decrease, to be realized in 2012 when the Rate Reduction Bonds are fully amortized, was not. See Ph. I, Tr. Day XIII, at 64:7.

2.   "Business As Usual" Rate Path

     The Commission has determined to assume two "Business As Usual" rate paths: one with lower, more conservative assumptions concerning downward adjustments to the Company's rates in the event we proceeded to complete the base rate investigation (Docket No. DR 97-059), and a second scenario assuming higher, less conservative adjustments concerning the outcome of that docket. All other assumptions in the two paths are the same.

a.   Docket DR 97-059:  Base Rate Reductions

     We have incorporated base rate decreases of 7.59 percent and 10.07 percent into our analysis, which are the low and recommended overall reductions as presented by Non-Settling Staff witness Mark Naylor. (FN 21)
We believe that use of these levels of decreases for the benchmark analysis is reasonable, even though several significant adjustments were challenged by the Settling Parties, and certain additional adjustments were advanced by a number of non-settling parties.

     Mr. Naylor, in arriving at the lower end of his range of base rate decreases (and thus the upper end of his range of revenue requirement estimates), assumed that only 50 percent of Staff's income statement adjustments would be accepted by the Commission. While there may be merit to certain of the Settling Parties' criticisms of this analysis, their critique is lacking in that they have not allowed for any offsetting upward adjustment for those items that are accepted by the Commission. Thus, the Commission finds that Mr. Naylor's approach of estimating a range of outcomes after applying a simple 50 percent reduction to the entire list of proposed income statement adjustments provides a reasonable upper value to give to the base rate proceeding for purposes of the benchmark analysis.

     An additional measure of its reasonableness is that the range of reductions does not include any items from Mr. Naylor's list of "other adjustments" (Naylor Direct, Ph. II, Ex. 132, at at19:5-8), although several may be quite considerable. For example, as OCA and City of Manchester also argued, there may be good reason to require a significant adjustment to PSNH's cost of equity and capital structure to account for the strength of PSNH's equity-debt ratio and coverages on a "stand-alone" basis. By not including this and the "other adjustments" in our analysis, the range of base rate decreases we have assumed remains reasonable in light of the Settling Parties' critique.

     We also note that several of the Settling Parties' proposed adjustments to Mr. Naylor's range are incorrect. For example, the brief of the Settling Staff and GOECS argues for removal of Mr. Naylor's adjustment for a changed and improved method of amortizing regulatory assets. This removal is simply illogical for benchmarking purposes, because the comparison is not to be made between the State Team's base rate benchmark and Mr. Naylor's, but between the rates that result from Mr. Naylor's adjustments and the rates that result under the Settlement Agreement.

     We have not included any of the additional adjustments raised by OCA witness Traum regarding base rates. We stress that this is not a reflection upon the ultimate merit of his proposals. Rather, it is to maintain a conservative approach to the benchmark analysis. For example, the Commission does not agree with PSNH's quick dismissal of Mr. Traum's testimony concerning an adjustment for "lost revenue" from special contract customers. A review of the special contract orders reveals that the Company was on notice that the Commission was leaving open to a future determination the issue of whether or to what extent it would allow recovery of the difference between the special contract rate and the regular tariff rate. Likewise, we have not assumed any write-off of the Acquisition Premium, or reduction in the associated carrying cost rate, as proposed by OCA. While it is not clear what merit there is to a 1 percent return on equity as proposed, in a litigation of these issues weight would have to be given to the arguments of OCA relating to the risk-free nature of this asset, for example. However, we have chosen not to reflect these considerations in our benchmarking analysis, to maintain a conservative approach.

b.   Systems Benefits Charge Comparability

     As recommended by the Settling Parties, we have included an upward adjustment to the Business As Usual model for the level of System Benefits Charge to recognize that the Settlement Agreement provides these benefits, and therefore we want to compare it to an outcome that also contains these benefits. However, while we have incorporated the costs at the same level and during the same time frame they are incurred under the "Settlement Agreement" scenario, it should be recognized that under "Business As Usual," a separate proceeding would have to be held before these amounts could be included in rates, and therefore there would be some lag before this adjustment would take effect. In addition, our comparison takes into account that there is already some amount of costs in current rates for these types of programs. Thus, assuming that current rates include $0.004 per kWh for these programs, in the first year of Business As Usual, in both scenarios (high and low base rate decrease assumptions), rates were adjusted upward by $0.021 per kWh, in the second year by $0.026, and in the third year and thereafter by $0.031.

c.   "Other Dockets" Adjustment

     The value of $34 million (representing a one-time decrease to rates) for the other dockets ("Best Efforts," "Light-Loading," "Unit 2 Spare Parts," etc.) as discussed by Mr. Cannata beginning on page 115 of his direct testimony is accepted for modeling purposes. That value is assumed to be flowed through over six months as a decrease to rates beginning January 2001. Mr. Cannata's analysis provides a reasonable basis for modeling the benchmark scenarios on these issues.

d.   FPPAC Undercollection Offset By Base Rate Reconciliation

     The FPPAC undercollection as of July, 2000 is assumed to be $101.4 million, and is included in both Business As Usual rate paths. This entire amount is offset by the $135 million reconciliation of the rate reduction to the temporary rate period under the 7.59 percent base rate reduction scenario, or the $171 million reconciliation under the 10.07 percent base rate reduction scenario. This results in a remainder of a one-time $33 million or $70 million decrease to base rates.

     PSNH, in its brief, challenged the potential reconciliation of any rate case decrease to the temporary rate period. The Company argues that during the temporary rate period, with the rates that were in effect, its earnings were almost precisely at its allowed level. First, PSNH's brief overstates its case: Mr. Mahoney only testified that the earnings for the first year of the temporary rate period were at 11.2 percent. Earnings for the second year (year ending June 30, 1999) were 13.65 percent. Second, and more to the point, these "reported" earnings are not the basis for the Commission determination of reasonableness. Numerous adjustments to revenues and expenses are required before the Commission will accept a particular result as indicative of a utility's regulatory earnings. The Company's claimed levels may be the starting point of the analysis; they are not the end point and do not determine whether and to what degree a retroactive adjustment of the temporary rates is warranted.

e.   Projected FPPAC Increase

     In both Business As Usual scenarios, the FPPAC is assumed to increase by approximately $70 million per year above the $0.00383 per kWh current FPPAC rate, as a result of: 1) the loss of wholesale revenues on account of the PSNH-NHEC settlement (assumed to be $24 million/year); 2) the continuation of costs under the Hydro-Quebec contract (assumed to be $6 million/year); and 3) loss of the joint dispatch/capacity transfer savings under the Sharing Agreement and Capacity Transfer Agreements (assumed to be $40 million/year). This annual FPPAC increase of $70 million beginning in June, 2000 is offset in the model during the first twelve months by the amounts remaining from the rate base decrease reconciliation and the $34 million decrease from the "other dockets."

     While this analysis includes the increase to the FPPAC due to loss of joint dispatch and capacity transfers under the Sharing Agreement and Capacity Transfer Agreements, it has not included offsetting revenues to FPPAC as a result of off-system sales by PSNH. Because the Sharing Agreement between PSNH and the NU system is no longer in operation, 100 percent of the benefit of off-system sales made by PSNH out of its excess capacity and energy would be available to offset FPPAC costs. This would have a moderating effect upon the FPPAC, and the specification of the benchmark without an estimate for such revenues represents a further conservatism in the analysis.

f.   Termination Of Seabrook Deferred Return

     Beginning in June, 2001, under Business As Usual the termination of the amortization of the Seabrook Deferred Return would result in an annual revenue requirement decrease of approximately $110 million. This amount would offset the FPPAC increase of $70 million, and allows for an annual $40 million rate decrease to base rates to be reflected in the Business As Usual scenarios.

g.   Acquisition Premium, SPP "Step Adjustment" and T&D Rates

     In June 2002, deferrals from SPP costs start to drop off through the FPPAC, beginning at approximately $5 million a year. Both Business As Usual scenarios incorporate a "stepadjustment" to allow the regular and automatic flow-through to base rates of reductions in the amortization of the Acquisition Premium and SPP deferral. Both the high and low Business As Usual scenarios also incorporate the same assumptions as the Settlement Agreement concerning increases in SPP costs and Transmission and Distribution charges.

h.   Seabrook Power Contract Rate Of Return

     The Commission's benchmark analysis does not include any potential decrease to the return on equity included in the Seabrook power contract that may be obtained through a proceeding at the FERC. A strong argument could be made before the FERC that the appropriate return to be applied to the Seabrook power contract is a relatively risk-free rate, to reflect what has been termed the "bomb-proof" nature of the contract. It would appear that a power purchase contract where the buyer's obligations to pay are "absolute and unconditional and shall not be affected by any circumstances," (See
Section 6 (c) of the Unit Contract between PSNH and NAEC) is significantly different from the terms and conditions of comparable arms-length power purchase arrangements. To the extent the Commission does not speculate as to the likely outcome of such a FERC proceeding, the benchmark analysis is conservative.

3.   Period Of Comparison

     In declaring its preference for a benchmarking analysis, the Legislature did not direct any particular time period for comparing the Settlement Agreement with "other possible outcomes." 1999 N.H. Laws 289:4. The only temporal directives from the Legislature of which we are aware are the duration of Transition Service and "near term" rate relief. See RSA 374-F:3, V(b) and XI. Accordingly, in the absence of a Legislatively-imposed time horizon for benchmarking purposes, we find it appropriate in our detailed revenue requirements modeling to look out over a period that is long enough to capture events that are certain, but short enough to avoid the difficulty associated with predicting the long-term future. For these reasons, we have modeled the Business As Usual and Settlement Agreement rate paths through 2007. We have assumed, based upon the testimony of Mr. McCluskey, that the PSNH-owned system will have sufficient energy and capacity to serve its own needs during this time, and therefore no additional costs are allocated to the Business As Usual model to account for increases in supply.

     The Commission is aware that additional savings occur under the Settlement Agreement shortly after 2007 due to the Recovery End Date for Part 3 stranded costs, and an additional decrease is realized in 2012 when the Rate Reduction Bonds are fully amortized. We have not attempted to model specific additional decreases or moderating effects that could occur under Business As Usual past 2007.

     It is also likely that the Seabrook Power Contract could be scrutinized or otherwise refinanced if the Settlement Agreement is not implemented. The benefits to PSNH and NU of decreased risk and an immediate infusion of cash, with the corresponding benefits to ratepayers in the form of lower rates, could compel the parties to attempt to reach a compromise on this asset, even if of a more limited scope that the current Settlement Agreement. It is difficult to predict when that would occur or what the precise level of savings would be, though we believe that such savings may be significant. (Under the Settlement Agreement, almost half of the proposed rate decrease is due to savings realized through securitization.) See Ph. I, Ex. 49. Thus, for purposes of comparison to the Business As Usual model, the Commission has determined to give less weight to the savings realized by the Settlement Agreement after 2007, because of the likelihood that similar savings could be realized under Business As Usual.

4.   Benchmarking Results

     A comparison between the rate paths of the Business As Usual and settlement agreement models are shown below.

(Two Excel Flow Charts Attached)

     Under the assumptions described above, the Settlement Agreement produces a net benefit as compared to Business As Usual of between $128.5 million (assuming a base rate reduction of 7.59 percent) and $63.7 million (assuming a base rate decrease of 10.07 percent). (FN 22) The range of this difference is significantly less than the $790 million in net benefits relative to Business As Usual estimated by the State Team during the hearings. See Ph. I, Ex. 103 and 117. Although the Commission's analysis reveals that the rate decrease benefits achieved under the Settlement Agreement are greater than those that are likely to be achieved under the Business As Usual scenarios, this conclusion does not automatically warrant acceptance of the Settlement Agreement. We must apply the public interest standard to determine whether the Settlement Agreement should be implemented.

D.   APPLICATION OF THE PUBLIC INTEREST STANDARD

     In determining whether the result is in the public interest, there is no formulaic principle, such that a benchmarking result that shows a certain net present value benefit (or lack thereof) automatically leads to a conclusion of acceptance (or rejection). The Commission must factor in the overall effects of the Settlement Agreement as well.

     The Settlement Agreement achieves an agreement by PSNH to write off a certain level of assets in exchange for the securitization and recovery of remaining costs, including costs claimed by PSNH to be eligible for recovery. In the end, the Company will effectively write off $225 million after tax (and remain at some risk for further portions of its Part 3 costs, sales price for Seabrook under $100 million, etc.). When considering the extent to which PSNH should recover its remaining costs, it is necessary to take into account the fact of the write-off proposed in the Settlement Agreement.
Under the Settlement Agreement, ratepayers will shoulder approximately $1.9 billion to $2.3 billion of claimed stranded costs, depending upon the market price forecast employed. As shown by the benchmarking analysis, the write-off, coupled with the financing cost decrease from securitization, leads to a potentially significant net present value reduction in revenue requirements compared to conservative Business As Usual scenarios.

     These potential benefits of the Settlement Agreement are less than 25 percent of the promised rate benefits at the high end, and less than 10 percent of promised rate benefits at the low end. However, in addition to the net present value revenue requirement benefits estimated under the Commission's benchmarking analysis, other benefits would accompany the implementation of the proposed Settlement. Numerous dockets will be resolved. Litigation, which has created exceptional uncertainty as to future rates, will end and competition will begin. The Settlement Agreement also provides a functioning "risk-sharing" mechanism - as required by RSA 369-A:1, X(e) - that may enable consumers to realize further reductions in stranded cost recovery. In addition, the Settlement Agreement contains a funding mechanism for low-income and energy efficiency programs. These benefits for customers are real and must not be discounted.

     The benefits of the proposed Settlement to PSNH and NU, however, are also significant, and do not require that the Company wait 12 years for them to be fully realized, as do some of the promised consumer benefits. PSNH is relieved of its obligation to provide generation service, while it obtains open access to retail markets throughout the state. It too would enjoy the end of the uncertainty caused by the current litigation, and the resolution of more than a decade of difficult relations with its customers and the State. The Company would replace regulatory uncertainty with the securitized financing of a large portion of its investment, a benefit correctly characterized by the Legislature as "extraordinary." RSA 369-A:1, X. Securitization will decrease the Company's risk and provide it with a large infusion of cash. The Settlement would give PSNH and NU relief from the restriction on PSNH's ability to pay dividends to its parent. PSNH's own financial models reveal that the Company makes its way through this process with fairly robust financial indicators.

     In addition, we would point out that we agree with Mr. Kosnaski's assessment that because "PSNH's load growth forecasts understate both underlying status quo load growth (i.e. that which would take place in the absence of rate reductions) as well as dynamic (adjusted for demand responses to rate reductions) load growth, the risk that PSNH will fail to recover any of its Part 3 stranded costs is virtually nil." Ph. II, Ex. 143, at 27-28.
We think that load growth will work to PSNH's benefit.

     Most significantly, and as argued by Staff Advocates witness LaCapra, the resolution of the stranded cost issue and the deregulation of the market have attractively repositioned PSNH and NU such that companies like Consolidated Edison seek to acquire them at a significant premium above market value. Even if the acquisition proposal at issue in Docket DE 00-009 is not realized, we believe that NU will continue to have many "opportunities to use [its] existing assets to their maximum financial benefit." (FN 23) Thus, the balance we must strike between the interests of ratepayers and the Company must include in its calculus, to some extent, the new opportunities created for the Company.

     It is also true that despite the benefits of the Settlement, rates will remain above the regional average for a significant period, until the RRBs are fully paid. Ratepayers will also forego potentially greater rate reductions as historic claims are subsumed under the Settlement. The financial models accompanying the Settlement Agreement do not appear to reflect all the adjustments agreed to by the Settling Parties, and potentially overstate required revenues as a result. In addition, the Settlement Agreement as initially proposed contains certain provisions that could have a chilling effect on the development of a workably competitive wholesale energy market, to the ultimate detriment of New Hampshire electricity consumers. Further difficulties with the asset divestiture provisions of the original Agreement were brought out during the hearings.

     We also think it is important to note that many parties to this docket and many public officials are understandably reluctant to have the State participate in any settlement that involves anything resembling long term commitments or rate paths. The experience of the State under the Rate Agreement and the differences between what was anticipated to happen and what actually did happen make people understandably wary of a new "agreement." While we believe that this Settlement Agreement is quite different from the Rate Agreement, it is still important to keep this concern in mind when weighing the benefits to ratepayers and to the Company that this Settlement Agreement puts forth.

     Having examined the balance between the benefits and risks the Company takes under this Settlement Agreement, and the benefits and burdens to the ratepayers, the Commission finds that the Settlement Agreement as filed is not in the public interest. Accordingly, for the Agreement to fulfill the statutory requirement that the stranded cost charge be "equitable, appropriate, and balanced, [. . . ] in the public interest, and [. . .] substantially consistent" with the Restructuring Act's interdependent policy principles pursuant to RSA 374-F:4, V, a rebalancing of the equities in the disposition of claimed stranded cost recovery is warranted, as a condition of accepting the proposed Settlement Agreement.

E.   CHANGES REQUIRED TO ACHIEVE THE PUBLIC INTEREST

1.   Rebalancing The Risks And Benefits Of The Settlement Agreement

We need not reject the Settlement Agreement, as proposed by some parties, in order to remedy the imbalanced results it produces. As noted above, the Settlement Agreement does promise numerous benefits, even if the anticipated rate reductions are not as significant in comparison to Business As Usual as estimated by its proponents. Some of these would be difficult to achieve without Settlement, and all of them are uncertain to one degree or another. Adjusting stranded cost recovery to achieve financial balance in the Settlement Agreement will, if accepted by the Settling Parties (and particularly the Company), permit the Commission to bring this chapter in the PSNH restructuring to a close, and lock in the benefits of the Settlement, while augmenting their value to achieve the requisite balance. In addition to financial rebalancing, the Commission finds it necessary to address other areas of the Settlement Agreement that may not directly impact rates, but that have significant public policy implications.

     In considering the changes needed to bring the appropriate balance to stranded cost recovery, we do not subject each line item to a narrow interpretation of the definition of stranded costs as argued by the Staff Advocates. Our objective is to reach a result consistent with the statutory standard when viewed overall. The attempt to resolve the myriad of issues in a "big picture" manner is appropriate, since settlements, through the give and take of negotiation, seek to achieve the optimum resolution of the bigger picture. Each individual item may not be resolved in the manner most beneficial to one side or the other; the real question is how the entire result affects the parties.

     The Settling Parties followed a similar logic in designating assets to be written off or claims to be compromised to achieve the desired end point. From time to time the Settling Parties would note that their basis for a particular provision in the Agreement was essentially the "give and take" of negotiations. It also appears that Settling Parties designated particular assets or portions of assets to be written off in order to maximize the beneficial effect of the write-off upon ratepayers, not to reflect some agreement as to the merits of the Company's claim to recovery if each specific claim were litigated. For example, it made sense to write off the Seabrook contract as opposed to the undepreciated cost of a fossil fuel plant, because the NAEC contract is the longest-running and most costly asset the Company owns. PSNH continues to claim that it had an iron-clad claim to 100 percent recovery of these costs, although it is agreeing to this write-off as part of the give and take of settlement.

     Although it has been suggested that the Commission resolve the legal question of whether the Rate Agreement is a binding contract, we find that opining on that legal question would be antithetical to the instant task of evaluating and rebalancing the equities in this Settlement Agreement. Similarly, we find it in inappropriate to address the claim that the subsidiary Sharing and Capacity Transfer Agreements have been breached. Nor is it legally required. In its ruling on the transferred questions concerning the Rate Agreement, the Supreme Court made it clear that the ultimate test to be applied by the Commission in setting stranded cost recovery is the public interest test as enunciated by the Restructuring Act: whether the level of stranded cost recovery is "equitable, appropriate, and balanced." In re New Hampshire Public Utilities Commission Statewide Electric Utility Restructuring Plan, 722 A.2d 483, 143 N.H. ___ (No. 98-114, issued December 23, 1998). The Supreme Court found that while it must consider the State's obligations relative to the Rate Agreement in its analysis, the PUC can award only those stranded costs that comport with the standards mandated by the Legislature in RSA 374-F:4, V and VI. Id., 722 A.2d at 488, Slip Opinion at 8. The Legislature has further specified that the Commission has the authority to consider the resolution of the stranded cost issues by settlement. RSA 374-F:4, V.

2.   Specific Changes Required In The Settlement Agreement

     The Legislature has stressed that the outcome of any settlement agreement must be balanced and in the public interest, and that the resulting rates be "just and reasonable." The Commission has determined that in order to provide a more appropriate balance to this agreement, and fully satisfy these requirements, certain parts of the Settlement Agreement must be amended as discussed in the ensuing sections of this Order.

F.   ADJUSTMENTS TO STRANDED COST RECOVERY

1.   Accumulated Deferred Income Taxes (ADIT)

     The Company shall credit the ADITs related to the securitized assets at the stipulated rate of return, rather than at the RRB rate, thereby reflecting traditional regulatory treatment of these items. Since a utility's tax liabilities reflect its ability to utilize certain accelerated depreciation provisions contained in the Internal Revenue Code, while its rates reflect book depreciation, that utility will collect more for taxes from current ratepayers than are needed to pay its current tax liabilities. The difference between actual tax liabilities and actual tax collections is carried on the utility's books as ADIT, where it is available to the utility without restriction, and serves as a source of cost-free investment capital. Once depreciation for tax purposes no longer exceeds that for book purposes, ADIT is amortized until both the book value and tax value of the assets amount to zero. In the interim, in order to prevent utilities from earning a return on these ratepayer-provided, cost-free sources of capital, traditional regulatory treatment of ADIT reserves has been to deduct these amounts from ratebase when computing the corresponding return on ratebase, in effect, providing a credit to ratepayers at the Company's overall cost of capital. Since PSNH is not proposing to provide a rate base deduction for the ADIT, then all of the benefits of securitization are not being passed on to ratepayers and the Company, not the ratepayer, will receive the interest arbitrage for every regulatory asset that is securitized. Therefore, Section V (A)(3) of the Settlement Agreement is to be amended to provide a return on the ADIT at a rate equal to the stipulated rate of return. The record indicates that the value of this adjustment is approximately $22.4 million at the stipulated rate of return.

2.   Seabrook Sale

     The Commission is not persuaded by the testimony of Staff Advocates witness McCluskey that PSNH should retain its Seabrook entitlement (after the proposed buydown of NAEC's investment) for an extended period. The market for nuclear plants is rapidly developing, and the risks of nuclear plant ownership cannot be ignored. The Commission has determined, however, that it would not be prudent for it to agree to be limited to the use of a comparable transaction methodology for purposes of establishing a confidential minimum bid, as provided in the Settlement Agreement. Therefore, Section VIII (K) of the Settlement Agreement, relating to the Commission's determination of a confidential minimum bid, shall be modified to eliminate the phrase, "based on comparable transactions and" from page 50, line 1420 of the Agreement.

3.   Regulatory Liabilities

     Under traditional ratemaking, the $65.6 million generation-related regulatory liability accrued under FAS 109 and the $13 million deferred receivable from NAEC identified by Staff Advocates witness McCluskey would be credited to ratepayers over time. The Settling Parties did not argue that the treatment of these amounts were a "bargained for" item. PSNH witness Mahoney appeared to agree that these amounts would be credited to customers as a rate base deduction (Ph. I, Tr. Day V, at 81:5), but PSNH's response to a clarifying record request (Ph. I, Ex. 44) failed to verify that this would occur. Regardless of whether these items were "bargained for" by the Settling Parties, these two items are not stranded costs and therefore customers should receive the benefit of them as they would have under traditional ratemaking. Therefore, the Part 3 Stranded Costs shall be reduced by $78.6 million to reflect a credit of these amounts.

4.   Hydro-Quebec Support Payments

     PSNH is a participant in the Hydro-Quebec ("HQ") inter-tie transmission facility linking New England and Quebec, Canada. The purchase and sale of electricity from HQ is part of a series of agreements between HQ and various New England utilities, including PSNH. These agreements include a firm energy contract, an energy banking agreement and a transmission support agreement. PSNH's firm energy contract and energy banking agreement end in August 2000 and October 2001, respectively. As a participant in the transmission support agreement and in exchange for certain transmission entitlements, PSNH is obligated to pay, over a 30 year period ending in 2019, its share of the operating and capital costs of the transmission line - the "transmission support payments."

     PSNH intends to auction its remaining HQ power and banking entitlements and the associated transmission rights. This auction is intended to occur "on a timeline consistent with that for the fossil/hydro assets." SA at 44:1265. PSNH has assumed that the transmission rights have little or no value because of the cost of the transmission support payments. The Settlement Agreement provides that the purchaser at auction is to assume PSNH's responsibility for the contracts and for paying the transmission payments.

     PSNH has argued that the transmission support payments are a stranded cost, asserting that their cost is greater than the perceived market value of the transmission entitlements. In order to terminate its contract with HQ or have another purchaser assume its contract, PSNH will therefore be required to "buy down" the cost of the support payments.

     The Settlement Agreement provides that the cost of the HQ contract buyout payments, without any offset from the sale of the facilities to a new owner, is to be included in Part 3 Non-Securitized Stranded Costs and recovered accordingly. SA at 21:579. The "buyout payments" reflect the "net present value of the future obligations under that contract" for the transmission support payments. Ph. I, Day V at 62:11. Appendix C to the Settlement Agreement shows the net present value of this "buyout payment" to be $62 million.

     In Order No. 22,512 issued in Docket No. DR 96-150 on February 28, 1997, the Commission determined that the transmission support payments fell into the category of transmission costs supporting a power purchase that was potentially stranded, and permitted the above-market portion of this cost to be reflected in interim stranded cost charges in a manner similar to that allowed for above-market purchased power costs. Now that the associated power purchase is ending, however, the Commission finds that the transmission support payments are better categorized as transmission-related rather than generation-related, a conclusion PSNH admits is "a reasonable observation." Ph. II, Ex. 186 at 24:21. It must be considered, therefore, whether it is appropriate to consider these costs as a "stranded cost."

     RSA 374-F:3, XII(d) provides that stranded costs "should not include transmission and distribution assets." The Commission has determined that this section is intended to provide guidance to the Commission in addressing claims for stranded costs, but it is not prescriptive, and was not meant to preclude a case-by-case determination that stranded cost recovery for particular transmission or distribution assets is warranted. As we state elsewhere in this Order, the overriding consideration is that the recovery of stranded costs be balanced and in the public interest. Thus, we find that the Commission is not precluded from allowing these costs to be recovered through the SCRC if it were otherwise justified.

     We are concerned, however, that the proposed recovery of these costs does not provide for an offset from revenues resulting from their sale at auction. This omission is contrary to the obligation of PSNH to mitigate its stranded costs, pursuant to RSA 374-F:3, XII (c). Moreover, even if such an offset were provided, the timing of the proposed auction for these transmission entitlements is inopportune. As PSNH states in its rebuttal testimony, "[T]ransmission service is evolving in New England and the United States. Several transmission issues are pending before the FERC, and the
Federal Appeals Court."   Ph. II, Ex. 186 at 31:13.  Under such
circumstances, the value of the line may be depressed.

     Though the FERC has not allowed the NEPOOL HQ participants to include their HQ support payments in their regional open access tariffs, each of the participants, including PSNH, have FERC approval for firm and non-firm point-to-point tariffs for this facility. The Commission finds that this line could be used for the import or export of energy, and PSNH has an opportunity to realize wheeling revenues that would offset at least a portion of its support payments. (FN 24) Though PSNH witness Mahoney testified that to date, "no one has taken service over that line," he agreed that this could be because the participating companies have been using it to transmit power for their own HQ purchases. (FN 25) Ph. I, Day V at 67:16. If PSNH were to auction its HQ entitlements at this time, the opportunity for offsetting revenues would be lost.

     Therefore, PSNH will be denied stranded cost recovery for the HQ contract buyout payments, without prejudice. The Commission will allow PSNH to renew its request for stranded cost recovery for this item in the rate case to be filed at the end of the IDCP. In the interim, PSNH will be allowed to recover the HQ transmission support payments net of any offsetting credit for all revenues received for usage of the line. PSNH is required to maximize revenues from this facility. In order to allow recovery of these expenses, within 10 calendar days of the date of this Order, PSNH is required to file schedules showing the actual cost of the transmission support payments over the last three years, and a proposal to recover its costs, including a means to account for any revenue offsets.

5.   Reconciliation and Recalculation of the SCRC

     During the course of the hearings, several significant matters were discussed where it was not clear whether the Company's financial model accurately reflected the intent of the Settlement Agreement, whether the financial model itself contained inaccuracies, or whether the Settlement Agreement itself was silent and a particular course of recovery and reconciliation was assumed, but not spelled out. As the SCRC is derived from the PSNH model, it is critically important that the proper calculations be made; otherwise the SCRC will be either too high or too low.

     The Commission's analysis of the changes to the level of stranded costs approved in this Order results in an estimated SCRC of $0.034 per kWh. Since we do not have the PSNH model for these calculations except to the extent certain elements were described in testimony, we have approximated the results, but for accuracy in the tariffs we will direct PSNH to make a compliance filing within 10 calendar days of the date of this Order employing its financial model. This filing shall incorporate the changes to stranded costs as we have indicated, and should provide the SCRC based on these changes as outlined in Exhibit 86 from Phase I. In addition, this filing shall incorporate corrections for the following items, agreed to by PSNH during the hearings:

a.   NOx Credits

     PSNH received approximately $24.5 million from the sale of certain NOx allowances during 1998. During 1999, $13.5 million of these credits were used to support capital projects at Merrimack and Schiller generating stations. The remaining $11 million is recorded on PSNH's books as a regulatory obligation. The Commission finds that these amounts are to be credited to ratepayers as PSNH has represented in Phase I, Exhibit No. 71. Once Merrimack and Schiller are divested, capital additions funded by the proceeds of the sale of the NOx credits shall be excluded from the cost basis of the plant when calculating stranded costs. The remaining $11.5 of NOx credits proceeds are to be credits to Part 3 stranded costs.

b.   Loss On Reacquired Debt

     The Loss on Reacquired Debt is the loss occasioned or the premium payment required when debt is retired early. Non-Settling Staff witness Kosnaski testified that there appeared to be a double recovery of a portion of this amount through recovery in both the Part 3 stranded costs and payment out of the securitization proceeds. The Company admitted that there appeared to have been incorrect assumptions included in its modeling of this item.
Ph. II, Tr. Day XIX, at 228:4. The Company is directed to correct its filing to remove unamortized loss on reacquired debt from Part 3 stranded costs.

c.   Updating Of The FPPAC Deferral

     The FPPAC Deferral, recovered as a Part 3 stranded cost, must be adjusted to reflect balances as of July 1, 2000. No further adjustments for potential benefits of the Sharing and Capacity Transfer Agreements are required. As indicated in the Settlement Agreement on page 34, the recovery of PSNH's FPPAC balance as of August 2, 1999, shall not be subject to a prudence determination. However, the recovery of any FPPAC accruals that occur after August 2, 1999, shall be subject to the prudence standard of the Agreement and shall reflect the revenues from off-system sales and other standard FPPAC adjustments.

6.   Recovery End Date "Cushion"

     PSNH testified that a five-month "cushion" was built in to the Recovery End Date in order to provide the Company's accountants some reasonable assurance of recovery of Part 3 stranded costs. Phase 1, Tr. Day X, at 117:8. Under the original set of assumptions in PSNH's financial model, the Company expected to fully recover its Part 3 stranded costs by early May, 2007. The five-month "risk adder" brought the agreed upon Recovery End Date to September, 2007. Subsequently, in Phase I, Exhibit 39, PSNH stated that "the risk negotiated added timeframe of five months has been reduced to two months" as a result of certain changes. Exhibit 39 calculated the changes to the financial model output reflecting the Vermont Yankee sale and the NHEC settlement. With the changes made in this exhibit, the Part 3 stranded costs are projected to be recovered by the end of July, 2007. This leaves a two-month "risk-adder" for PSNH.

     The Commission has determined that once the SCRC has been recalculated, the Recovery End Date "cushion" or "risk-adder" shall be no more than two months. PSNH is directed to recalculate the Recovery End Date in accordance with the terms of the Settlement Agreement, the recalculated SCRC and the limitation of a two-month "cushion." As part of this recalculation, the Settling Parties are directed to propose a specific readjustment of the RED to account for the removal of the HQ transmission support payments from Part 3 Non-Securitized Stranded Costs.

G.   SECURITIZATION OF STRANDED ASSETS

1.   Overview

     The Settlement Agreement petitions the Commission for the authority to issue a total of $725 million in rate reduction bonds to finance a portion of the Company's stranded assets in a financial transaction known as securitization. Under 1999 N.H. Laws, Chapter 289, Section 3, the Commission is permitted to consider securitization of stranded costs and to issue a conditional securitization order. As a condition to implementation, the Settlement Agreement requires the passage of acceptable securitization legislation and the successful completion of the proposed bond issue. SA at 60:1715-1718.

     PSNH plans to use the proceeds of securitization to buy down its capital structure, replacing higher cost debt and equity with lower cost, Triple-A rated rate reduction bonds (RRB), thereby reducing financing costs. The Settlement Agreement calls for the securitization of four principal categories of stranded assets: 1) the over-market value of the Seabrook nuclear asset; 2) the over-market value of the Millstone 3 nuclear asset;
3) a portion of the Acquisition Premium and its corresponding tax gross-up; and 4) the costs of deploying the proceeds of securitization (i.e., bond premiums or "loss on reacquired debt") and certain issuance costs related to the transaction.

2.   The Mix of Assets Being Securitized

     The Settlement Agreement allows PSNH to securitize a total of $725 million of its assets. The Company originally proposed to securitize: $506 million of the Seabrook asset; $84 million of the Millstone asset; $74 million of acquisition premium; $44 million of deferred taxes related to the acquisition premium; and $17 million related to bond premiums and issuance costs. SA at 78. These amounts were based on a Competition Date of January 1, 2000. Competition Day is now assumed to occur on or after July 1, 2000; therefore, these assets are continuing to be recovered from existing rates and the net book balances of these assets will be lower as a result of six or more additional months of amortization. Exhibit 86 in Phase I shows that as of July 1, 2000, the net book balances of Seabrook and Millstone over-market costs, as well as the stranded costs associated with the Acquisition Premium and the FAS 109 part of the Acquisition Premium decreased by $37 million.

     The Settlement Agreement states that the amount of Acquisition Premium and related FAS 109 taxes to be securitized will be measured as the difference in the proceeds from RRBs and the net book value of the Seabrook and Millstone nuclear assets. SA at 19:523-525. In other words, if Competition Day occurs later than assumed, the Settlement Agreement keeps the level of securitization the same as assumed for modeling purposes. It accomplished this by simply treating the Acquisition Premium and FAS 109 taxes as a "slack variable" in the securitization equation, making the sum of the securitized portion of the Seabrook/Millstone assets, issuance/deployment costs and the securitized portion of the acquisition premium/FAS 109 taxes total $725 million.

3.   Analysis

     With the exception of CRR, who questions the value and the amount of securitization in the Settlement Agreement, most parties in this proceeding agreed that securitization offered the opportunity to produce meaningful cost savings for New Hampshire ratepayers. Some parties, such as the City of Manchester and the OCA, however, question the level of securitization proposed in the Settlement Agreement. The City of Manchester also raises its concern about the use of funds by NU after securitization. In particular, the City warns of market power problems if NU uses proceeds to purchase generating facilities. Manchester Br. at 32. OCA considers securitization a zero sum game, at best, and suggests that securitization should only be used on assets that would have had a high likelihood of being recovered from ratepayers, such as the above-market cost of the Seabrook Power Contract, or for savings achieved through SPP buydowns or buyouts. OCA Br. at 11-12. Mr. Kosnaski, testifying on behalf of Non-Settling Staff, states that securitization is responsible for a $54.6 million decline in annual financing costs in the first full year of its implementation, or about 7.1 percent of the total 18.3 percent rate reduction promised under the Settlement Agreement. Ph. II, Ex. 142, at 13.

     Once a level of stranded costs is determined, it is in the interest of ratepayers to reduce the financing charges as those costs are recovered over time. Securitization is a means of achieving that reduction. It does so by reducing risk to the Company. The Commission, after careful examination of the record, finds that securitization in this case would offer significant cost savings to PSNH's customers.

     While recognizing the benefits realized by securitization to both ratepayers and the Company, the Commission does not agree that the specific securitization proposal embodied in the Settlement Agreement meets the requirements of 1999 N.H. Laws, Chapter 289:3,I (FN 26) without certain changes. As discussed in Section VIII (F)(1) of this Order, our first condition is that the Company provide a credit at the stipulated rate of return for ADIT balances it holds on behalf of ratepayers.

     Next, we determine that the term "Stipulated Rate of Return" incorporates a return on equity of 8 percent after tax, an equity ratio of 40 percent, and the weighted cost of PSNH's nonsecuritized long-term debt, as provided in the Settlement Agreement at 10:268. Therefore, it is not necessary that we condition our approval of the Settlement Agreement on PSNH actually attaining a 40 percent equity ratio through utilization of securitization proceeds.

     Third, certain modifications of the Settlement Agreement are necessary to address the market power concerns highlighted by the City of Manchester with regard to the use by NU of proceeds from securitization. We note that Mr. Long testified in Phase II, "NU is not out there purchasing power plants or building them ...," Ph. II, Tr. Day XVIII, at 222:21-22, and that neither PSNH's affiliate, Select Energy, nor Consolidated Edison, intends to be a "major generation owner," although they do intend to own a small amount of generation to protect against market fluctuation. Ph. II, Tr. Day XIX, at 283:5-6. We explicitly rely on these representations in arriving at our findings as to the extent to which the Settlement is in the public interest. Also, we note PSNH's commitment in the Settlement Agreement at lines 1691-1692 to "cooperate to establish market power measurements and benchmarks that may be used to monitor how the ISO-NE power marketplace is operating." With certain modifications, this commitment should help to forestall the problems to which the City alludes. First, NU must join in the commitment, because PSNH is not a member of NEPOOL. Second, the phrase "that may be used" must be replaced with the phrase "that will be effective," so as to inject a substantive standard for the fulfillment of NU/PSNH's commitment. While we do not require NU or PSNH to sponsor a particular market power assessment or mitigation tool, we note that a price baseline, modeled to simulate the outcome expected in a perfectly competitive market, can be a valuable tool to identify abuses of market power. Finally, we will require PSNH to file reports quarterly with the Commission, during the IDCP, of the positions NU or any NU affiliate has taken on market power monitoring and mitigation efforts in NEPOOL, before the ISO or before FERC.

     Finally, we condition our approval of the Settlement Agreement on an amendment to the manner in which the acquisition premium and corresponding FAS 109 regulatory asset are included in the balance of securitized stranded assets. Specifically, we note that as a result of Competition Day occurring on or after July 1, 2000, rather than January 1, 2000, book balances related to securitized stranded assets will continue to be written down reflecting amortization of these balances as revenues are received from ratepayers reflecting recovery of a portion of these assets. The net book balances of the four securitized stranded assets as of July 1, 2000 will be approximately $37 million less than they were on January 1, 2000. Accordingly, we believe that it is appropriate to reduce the total level of securitization by $37 million, thereby approving a securitization level of $688 million, which includes the $17 million for issuance expenses.

However, if the Company is able to negotiate reductions in its existing SPP rate order obligations, as set forth in Section VIII (P)(6) and of this Order, we will consider allowing an additional amount of securitization up to $37 million. This $37 million decrease in securitized stranded costs will be shifted back to Part 3 stranded costs. We recognize this changes the PSNH model shown in Phase I, Exhibit 86. Therefore, we expect PSNH to reflect these changes in its reconciliation filing.

H.   STRANDED COST RECOVERY CHARGE

1.   Overview

     Until the earlier of the Recovery End Date or the date that non-securitized stranded costs are fully amortized, the Settlement Agreement provides that the Stranded Cost Recovery Charges ("SCRC") will be calculated to produce an overall average rate of $0.0379 per kWh, and this overall average will not be subject to change. The Settlement Agreement was largely silent on the specific design of class-by-class charges, and rate design within charges, subject to the overall parameters identified in the Rate Design section, below. PSNH filed proposed tariffs that reflected its desired rate design. The other signatories did not express an opinion on the PSNH proposal.

     In the Company's proposal, the specific SCRC for each class varies, because the SCRC is essentially a "plug" number. That is, PSNH proposes that the SCRC for each class be a residual amount, defined by deducting certain non-varying charges and class-differentiated delivery charges from the target average class rate. The Company makes certain adjustments to this basic formula to deal with anomalous situations, but the general result of the Company's rate design proposal is an SCRC that varies by class in such a way as to produce for the class an overall target percentage rate reduction as specified by the Agreement.

     No party other than OCA proposed any alternate design, although BIA did request that the Company's proposed design be locked into place beyond the initial delivery charge period.

2.   Analysis And Findings

     The Restructuring Statute provides that the result of stranded costs must be recovered through "a nonbypassable, nondiscriminatory, appropriately structured charge," and one that is "fair to all customer classes, lawful, constitutional, limited in duration, consistent with the promotion of fully competitive markets and consistent with [the statutory restructuring] principles." RSA 374-F:3, XII (d). The statute also disfavors exit fees, and makes other limitations on SCRCs to jurisdictional retail customers, and those particular requirements have been observed in the Settlement Agreement and the proposal put forth by PSNH to implement it.

     OCA's challenge to the fundamental design of Stranded Cost Recovery Charges as proposed by the Company raises important questions under the restructuring statute. With respect to the OCA's proposal for an adjustment to the SCRC to accommodate a retail adder, the Commission has declined to require the signatories to amend the Agreement to include a retail adder. See
Section VIII (I)(2) of this Order. Accordingly, it is not necessary to consider further adjustments to the SCRC design on this account. The general topic of retail adders is addressed more fully in our Order under the topic of Transition Service.

     The proposal of the OCA that SCRCs be developed on an equal cents per kWh basis, and the related proposal to fix "buckets" of stranded cost recovery amounts by class, merit further consideration. As Mr. Traum noted in his testimony, the Commission in its Final Plan in DR 96-150, February 28, 1997, determined that, consistent with RSA 374-F:3, XII (d), "utilities shall allocate recoverable stranded costs to all customer classes using existing cost allocation methodologies for generation assets." The Company acknowledged during the hearings that it had not used a cost of service study to allocate stranded costs to classes. Rather, the Company used the residual method described above to develop SCRCs and the resulting allocation of recoverable costs to classes.

     The question is whether the Company's mechanism produces results which are reasonably close to the outcome that could be expected from a cost of service study. In 1999, the Legislature enacted 1999 N.H. Laws, Chapter 289:6 to amend 374-F:4, V, to permit SCRCs to be implemented in the context of a settlement agreement, as opposed to a full rate case. For that reason, we need not insist that the results of the Company's recovery mechanism produces exactly what would be expected by using a full cost of service study in a litigated rate proceeding. Further, after the IDCP, as the signatories agree, the Commission may revisit the design of SCRCs by class and within classes, and can amend the design if a full cost of service study or other suitable allocation study dictates. However, we are mindful of the BIA's caution that instituting a particular SCRC design today, and then radically altering it in the future, could undermine rate continuity.

     Hence, the SCRCs resulting from the residual calculation developed by the Company must be examined to determine how well they comport with what would be expected from a proper allocation of such costs. While the Company offered no study or analysis on this topic, Dr. Stutz examined each component of stranded costs on behalf of OCA, and offered his analysis of the proper basis for allocation of costs and rate design.

     Dr. Stutz focused on three groups of costs: (1) over-market generation assets and deferred returns associated with Seabrook, as well as other stranded assets associated directly with generating facilities; (2) the PSNH Acquisition Premium and other financing-related costs in the stranded assets; and (3) the costs which otherwise would flow through the Company's FPPAC. With respect to Seabrook, Dr. Stutz observed that it was designed and built as a baseload generating unit. Dr. Stutz argues that the plant has become a source of stranded costs because the investment made to produce energy did not prove economic, and hence he classified the over-market generation assets of Seabrook as energy-related, and proposes that they be recovered on a uniform, cents per kWh basis.

     PSNH disputed Dr. Stutz' related assertion that such Seabrook costs were being recovered today on an equal cents per kWh basis via the FPPAC. Whether costs are recovered in one or another manner today is not dispositive in either direction. As we said in the Final Plan, the question is the proper cost allocation for the underlying costs that have become at risk of nonrecovery. The Commission has not utilized a cost of service study to set PSNH's rates in almost ten years. Since then, base rates have been adjusted either for equal percentage increases for each class under the Rate Agreement. As this method was the result primarily of negotiation of the 1989 Rate Agreement, it cannot be relied on to dictate cost allocation and associated rate design for stranded cost recovery. Thus, we must return to basic rate design principles.

     As Dr. Stutz explained, both marginal cost rate design principles and cost-causation principles support his proposed energy-based Seabrook cost SCRC component. However, Dr. Stutz conceded on examination by the bench that even under his approach, certain Seabrookrelated investments were capacity-driven. Dr. Stutz agreed that it was possible to isolate the proportion of the plant associated with capacity costs, by backing out from the total net book cost the value of a peaker, and at the request of the bench, he performed this calculation in Ph. II, Ex. 59. This factor warrants consideration of allocating some Seabrook-related costs on a non-energy basis. Also, over time, various cost allocation methods, ranging from coincident peak to probability of dispatch, have been used by this and other commissions to allocate baseload production plant costs, and application of such other methods could well produce a different result from either Dr. Stutz' recommendation or the Company's proposal.

     Without further examination of the allocation question raised by this facet of Dr. Stutz's testimony, we would be reluctant to decide as a fixed policy matter that all Seabrook-related costs be recovered on an equal cents per kWh basis. The same analysis applies to stranded costs associated with Millstone 3 over-market costs and Vermont Yankee termination findings, and to the Fossil/Hydro credit, which Dr. Stutz proposed to spread back on a uniform per kWh basis on grounds of "horizontal equity." Thus, we find much merit in Dr. Stutz' approach regarding these costs, but cannot require on this record that it be substituted in its entirety for that resulting from the Company's mechanism.

     With respect to the NU-PSNH Acquisition Premium, we agree with Dr. Stutz that fairness requires that these costs be recovered on an equal cents per kWh basis, in the absence of a compelling argument to the contrary. Similar considerations apply to the unamortized loss on reacquired debt, and the financing costs. Also, stranded costs that have been recovered through FPPAC on an equal cents per kWh basis should be recovered, all else being equal, in a similar manner in the SCRC.

     Because of the state of the discussion of cost allocation issues on this record, we are not in a position to adopt Dr. Stutz' recommendation fully and permanently. Neither can we accept the PSNH proposal, which produces extreme differences in SCRCs between classes. For example, under the PSNH proposal, the residential class would pay an SCRC approximately 40 percent higher than large general customers, and 400 percent higher than special contract customers. Such differentials in SCRC charges are inconsistent with sound cost allocation, and cannot be squared with the statutory requirements. In anticipation of redesign of the SCRC after a full examination of the issue in a rate design proceeding, and to prevent severe dislocation in prices at that time, it is necessary to identify a middle ground between the two approaches. Such a result would incorporate some reflection of fair cost allocation principles, without adopting the OCA analysis in its entirety on this record.

     We have determined that, for the IDCP, the SCRC should be based on a melding of Dr. Stutz' approach and the Company's mechanism, by adjusting the SCRC for each class, as an initial matter, to a point halfway between the SCRC produced by the Company's mechanism and an equal cents per kWh basis as proposed by OCA. The first year class-by-class results of such an approach, assuming an overall average SCRC of $0.0340 per kWh, and a Transition Service price of $0.040 per kWh, an estimated 1 mil per kWh recovery of HQ payments, and using the Company's proposed Delivery Charge and other charges as specified in the Agreement, are shown in the table in Section P(10) of this Order, below.

     The allocation of costs to classes according to this melding of the Company's mechanism and an equal-cents-per-kWh basis will ensure that, even in the initial period when rates are in effect, each class is contributing an amount that better approximates the stranded cost amount that would result from a full cost of service study and allocation process. All parties will have an opportunity to make their arguments as to the proper underlying allocation of such costs in the rate design case anticipated to accompany the Company's delivery service rate case filing in 30 months. Further, we expect that the Company, in its compliance tariffs filed in the event the signatories accept the conditions set forth in this Order, will propose specific rate class tariffs that accommodate the inter-class transition problems it has identified with respect to the general service classes, and the elimination of the negative energy charge that would otherwise occur in the case of certain rates already discounted.

I.   TRANSITION SERVICE

     Section V(D)(2) of the Settlement Agreement sets forth the provisions regarding Transition Service. The issues that arose during the hearings surrounding Transition Service primarily concerned the prices at which it is to be offered under the Settlement Agreement. Related to these prices, however, are a number of other issues: whether a competitive market will develop if these prices are used; whether the use of these prices would lead to significant deferrals; whether deferrals should be reduced or even allowed; whether it would be better and consistent with the law to base Transition Service prices on market prices; and whether retail adders should be used to assist in the development of the retail market.

1.   Transition Service Price

     The Commission finds the weight of the evidence in the docket supports a conclusion that the transition prices included in the Settlement Agreement are too low. It is more likely than not that the price of providing Transition Service will exceed the prices included in the Settlement Agreement and will therefore produce deferred costs that would be recovered from ratepayers by extending the time period for recovering Part 3 stranded costs. We find, therefore, that the prices for Transition Service must be adjusted upward. While the idea of directly passing through market prices for Transition Service is appealing for a number of reasons, our conclusion, supported by RSA 374-F:3,V(b), is that Transition Service prices should be stable, predictable and rise over time to encourage customers to choose a competitive supplier. We interpret this provision as directing us to establish a price for Transition Service rather than to use a purely market-based price. In addition, 1998 N.H. Laws, Chapter 191, Section (2)(IV) provides that the Commission should "ensure that the terms of transition service accomplish the principle of near term rate relief while taking into account the need for developing customer choice."

     Given these requirements and the evidence in this proceeding with regard to market prices, the Commission conditions its approval of the Settlement Agreement on a change in Transition Service prices to $0.040, $0.041, and $0.042 per kWh over the same period of time detailed in the Settlement Agreement. Although we can not predict what the prices for Transition Service will be, we believe, based on the record before us, that the increased prices which we have adopted will bring the Transition Service price closer to a market rate. These prices will encourage the development of a competitive market to a greater degree than would be the case under the prices in the Settlement Agreement. In addition, this change will still provide stable and predictable prices and the near term rate relief referenced in legislation. One other beneficial byproduct of this change will be a reduction in deferrals. Although there is still the possibility that deferrals will be produced, this change should significantly reduce them.

2.   Retail Adder

     The Commission is not persuaded that it would be in the public interest to include retail adders as a means of assisting in the development of the competitive market. Use of a retail adder would run contrary to the near term rate relief principle and would be an artificial and unnecessary means of trying to encourage the development of the market. In addition, retail adders could result in shifting some stranded cost burden from shopping
customers to non-shopping customers.   In our opinion, this is not an
effective way of encouraging market development.

3.   One Transition Service Rate

     Since Transition Service is a temporary service, and it is difficult at this time to predict how the market will develop for different classes of customers, the best approach is to provide one Transition Service price that applies to all classes of customers, as provided in the Settlement Agreement. As provided in the Settlement Agreement, however, different classes of customers will be treated differently in their ability to return to Transition Service once they have left to be served by a competitive supplier.

4.   Use of Existing Resources

     Several parties have suggested that existing PSNH resources be used to provide Transition Service for an interim period. RSA 374-F:3,V(b) provides that Transition Service "should be procured through competitive means...."
This provision was elaborated upon by the Legislature in 1998 N.H. Laws 191:1,V(b), which states that procuring through competitive means includes the "option of having transition service supplied by the current owner of such generation assets while the sale is pending...."  In light of this provision, it is clear that use of existing resources for the provision of Transition Service is consistent with the Legislature's intention.

     The Commission finds that it is reasonable to allow PSNH to utilize its existing resource portfolio for the provision of Transition Service for a limited period of time (rather than engaging in market transactions to dispose of its resources pending divestiture) because it will eliminate the administrative expenses associated with those market transactions and one of the many additional tasks created by restructuring.

     In addition, interim use of the current resources, including IPP power and PSNH ownedfacilities or entitlements will further assist in reducing deferrals. For all of these reasons we believe that it is appropriate and beneficial to use existing resources on an interim basis to provide Transition Service. This "interim period" should be a limited one, dependent on the length of time it will take to procure Transition Service and the length of time to divest certain generation assets. Based upon the estimates of when these actions will occur, the Commission finds that existing resources should be used between Competition Day and January 1, 2001. The Commission reserves the authority to modify that date based on how these processes unfold over the next few months.

     PSNH shall be responsible for any excess resources in accordance with
Section IX of the Settlement Agreement. If PSNH's assets are sold prior to that time, PSNH will be responsible for providing Transition Service from market resources.

5.   Transition Service Bidding

     The Commission finds that the process outlined by the Settling Parties for awarding Transition Service is appropriate. Affiliates of PSNH will not be prevented from bidding. Because a PSNH affiliate intends to bid on Transition Service, it is appropriate to require PSNH to hire an independent consultant to conduct the process for acquiring Transition Service, and to provide Commission Staff with plenary oversight authority. This action is taken in order to provide bidders and customers with the maximum assurances that Transition Service will be procured through as fair a process as is practicable.

     There may be more than one round of bids, and Transition Service may be awarded to more than one bidder. Three different providers of Transition Service seems appropriate to us at this point, but we reserve the right to make a final decision on that issue based on the advice of the independent third party that conducts the auction process. Branding is appropriate and will be permitted. We expect it to improve the result.

     The remaining terms of Transition Service, including the provisions concerning the ability to return to the service, the provisions for assignment of customers at the end of the period, and the provisions for recovery of administrative costs provided for in the Settlement Agreement are appropriate.

     Finally, the three year period for Transition Service provided for in the Settlement Agreement is consistent with RSA 374-F:3, V(b) which provides that "transition service should be available for at least 2 years but not more than 4 years after the start of competition...". The Settlement Agreement also tracks other provisions of the same law by making separate provision for default service. Although the Commission is concerned about the level and volatility of prices for default service, the proposal is consistent with the law and we therefore approve it.

J.   DELIVERY SERVICE RATE

     The rate proposed by the Settlement Agreement for delivery service is an average of $0.028 per kWh for the 30 months of the Initial Delivery Charge Period (IDCP). This charge remains in effect until changed by the Commission following a delivery service rate case after the IDCP. PSNH will file such a rate case not later than 29 months following Competition Day, and will utilize the most recent four quarters of data on which to base the request for a new delivery rate. That new rate ultimately established by the Commission shall be made effective at the conclusion of the 30 month IDCP.

     During the IDCP, PSNH will establish a Major Storm Cost Reserve and fund it in the amount of $3 million per year. Major storm costs will be charged to this reserve during the IDCP. As part of its delivery charge rate case PSNH will report any difference in the actual costs charged to the reserve and the funding of the reserve. PSNH will be entitled to recover, or be obligated to refund over the 12 months following the IDCP, or such other period ordered by the Commission, any difference between the amounts charged to the reserve and the funded amount of the reserve.

     In addition, PSNH has established an Environmental Reserve for expenditures for sites as identified in the Agreement. This reserve is expected to total $11.5 million as of Competition Day, and during the IDCP PSNH will charge its actual environmental remediation expenses to the reserve. Subsequent to the IDCP, PSNH will recover or refund any difference over a period not to exceed three years, subject to a prudence finding for the costs charged thereto.

     At hearing, we heard testimony from Non-Settling Staff witness Mark Naylor applicable to delivery service. Mr. Naylor provided testimony that, depending on the methodology chosen for analysis, the Company would have a reasonable opportunity to earn its allowed return with a delivery rate of from $0.0267 per kWh to $0.0275 per kWh. PSNH has provided testimony that, at $0.028 per kWh, the Company would need to reduce expenditures or increase revenues in a range of from $10 million to $14 million annually in order to earn its rate of return on its delivery service rate base during the IDCP. Absent these adjustments, the Company avers that its delivery rate would have to be in the magnitude of $0.030 per kWh for the Company to earn a reasonable return. The Settling Staff and the GOECS have provided testimony that the average delivery charge of $0.028 per kWh is compensatory to PSNH, based on their analysis using a rate of return on equity of 10 percent.

     We are prepared, based on the record, to accept the average delivery rate of $0.028 per kWh for the 30 months of the Initial Delivery Charge Period. Considering the varying impacts of a number of components affecting the rate, such as sales forecasts, equity return, treatment of storm costs, and the phase out of generation-related Administrative and General costs, we believe that the $0.028 per kWh average rate is just and reasonable in the context of the overall Settlement considering the adjustments to stranded cost recovery that we have required to balance the equities. The delivery service revenue requirement will be fully analyzed during the rate case to follow the IDCP. We will review that rate after the IDCP, when PSNH's generation business has been divested and the Company has become a delivery-only business.

K.   CONSOLIDATED EDISON/NORTHEAST UTILITIES MERGER

     Section XIV (C) of the Settlement Agreement provides that if NU is acquired or merged within 5 years of Competition Day it agrees that "notwithstanding any contrary provision of law, the merger, acquisition or sale shall be subject to the jurisdiction of the PUC under RSA Chapters 369, 374, 378 or other relevant provisions, and that the merger, acquisition or sale shall be approved only if it be shown to be in the public interest." Immediately prior to the first day of hearings in this docket, NU announced, on October 13, 1999, a proposed acquisition by ConEd. On January 18, 2000 ConEd and NU filed a petition with the Commission seeking approval of the proposed acquisition of NU by ConEd. (Although the petition refers to the transaction as an acquisition, most parties have referred to it as a merger and we will therefore use that term throughout.) The Commission has docketed this separate proceeding as DE 00-009 and has established a separate procedural schedule to consider the petition.

     PSNH and the Settling Parties have argued that the merger is a separate and independent proceeding and ought to be treated as such. PSNH has also argued that the standard of review for the merger articulated in Section XIV of the Settlement Agreement is not a higher standard for approval than what is already provided for in the law, nor is it any different than the standard that the Commission has used since 1991, understood as the "no net harm" standard. PSNH has also argued that lines 433-438 of the Settlement Agreement would prohibit the Commission from adjusting the delivery service rate during the 30 month IDCP to account for merger costs and savings. While the Settling Staff and the GOECS agree with PSNH that the Commission should treat the merger separately, they disagree with PSNH on two points: 1) they believe that the language of Section XIV (C) gives the Commission broader review authority than the "no net harm" test which the Commission has traditionally used and argue that the intent was to impose a "positive benefit" test; and 2) they believe the Settlement Agreement may be interpreted, or conditioned, to allow any savings resulting from the merger to be passed on to ratepayers during the IDCP.

     It was argued by several of the non-settling parties, including the Staff Advocates and City of Manchester, that the Commission should directly condition PSNH's stranded cost recovery on the outcome of the review of the merger, and should take into account the merger premium received by NU shareholders when making a final determination of stranded cost recovery. It is the Staff Advocate's recommendation that the Commission should determine in this docket a specific formula or establish principles to govern the manner in which the acquisition premium would be taken into account.

     Based upon the conflicting testimony of the State Team and PSNH, it is apparent that there has been no "meeting of the minds" of the signatories on the issues of the standard of review of the merger and whether merger savings may be required to be passed through to ratepayers during the 30-month IDCP. Therefore, we find that there is no agreement between the Settling Parties on these matters. As a result of the Commission's determination with respect to lack of agreement between the State Team and PSNH, there is nothing in the Settlement Agreement that would prohibit the Commission from taking action on these questions in the context of the merger docket.

     The Commission also finds that there is insufficient evidence in this record concerning the details of the proposed merger to resolve the issues raised by the various parties. Accordingly, we will defer to Docket DE 00-009 the particular questions concerning the standard of approval by which the transaction is to be reviewed and the nature and extent of any conditions that should be placed on our approval of the merger. We will take administrative notice in Docket DE 00-009 of the record in this docket to preserve the record on these issues.

L.   ASSET DIVESTITURE

     The Commission finds the Settlement Agreement's stated goal of maximizing the net proceeds realized from the sale of PSNH's power generation assets and purchased power agreements in order to mitigate stranded costs to be consistent with the relevant provisions of RSA 374-F and therefore in the public interest. However, certain provisions contained in the Settlement Agreement that specify the manner in which the Settling Parties purport to achieve the aforementioned goal must be modified, primarily due to events that have transpired subsequent to the filing of the Settlement Agreement. Those events include the proposed merger of Consolidated Edison and Northeast Utilities, as well as PSNH's modified position concerning the ability of an affiliated entity to bid on PSNH's generation assets. In addition, we find it necessary to impose conditions for purposes of clarity and sound public policy.

1.   Affiliate Bidding, Role Of Independent Consultant, PUC Oversight

     Although the Settlement Agreement (SA at 40:1151) states that "PSNH affiliates will be entitled to bid in the fossil/hydro asset auction," PSNH Witness Long testified that the Company would be willing to accept a condition "to restrict Northeast Utilities from bidding on the plants" and that this was a "very significant material change." Ph. II, Tr. Day XVIII, at 218, 221. The Commission finds that the public interest would be served best if PSNH affiliates are precluded from bidding on PSNH's generation assets. This ban would also apply to Consolidated Edison companies if its proposed merger with Northeast Utilities is finalized prior to the initiation of the divestiture process.

     This approach will promote a fair and non-discriminatory process and will assist in fostering a truly competitive generation market, unfettered by concerns over affiliate transactions, self-dealing and related issues. In addition, such a prohibition obviates the need for a code of conduct and heightened Commission oversight, and reduces the administrative burden and expense associated with divestiture. Although this approach eliminates one category of bidders which theoretically could reduce the ultimate purchase price of the assets, we believe that this potential for impact on the purchase price is outweighed by the aforementioned benefits of banning affiliate bidding.

     Because it is not certain that the proposed merger of Consolidated Edison with Northeast Utilities will receive all necessary approvals - either prior to the commencement of the asset sale process, or at all - we do not believe it is appropriate at this juncture to ban Consolidated Edison companies from bidding on PSNH assets during the pendency of the merger proceedings. However, the inclusion of a prospective PSNH affiliate into the asset bidding process raises concerns that we believe can best be addressed by requiring PSNH to hire an independent consultant to conduct the asset sale.

     If Consolidated Edison does not intend to bid on PSNH's assets, we find that an outside consultant will not be necessary and therefore we will permit PSNH to proceed with divestiture in the manner prescribed by the Settlement Agreement as modified by this order. In order to determine whether PSNH must proceed with hiring an independent consultant for divestiture management, we direct PSNH to inquire of Consolidated Edison whether any of its companies intend to bid on PSNH's assets. PSNH shall furnish the Commission with a written response from Consolidated Edison no later than two weeks from the date of this Order. If Consolidated Edison indicates an intent to bid or an unwillingness to make its intentions known by the date indicated above, PSNH must hire an independent contractor that is acceptable to Commission Staff.

     We expect that an independent divestiture manager coupled with the Settlement Agreement's provisions concerning "blind bidding" and the respective roles of the designated financial advisor and PUC staff (or consultants hired by the Commission), as outlined in the Settlement Agreement at Pages 40-41, will insure that Consolidated Edison receives no preferential treatment during the divestiture process. However, because the Settlement Agreement was filed prior to the proposed merger announcement, it is unclear whether the Settling Parties considered the case of a prospective affiliate bidder. Accordingly, given the pendency of the proposed merger between NU and a potential bidder on PSNH's generation assets, we order PSNH and NU to take whatever additional steps are necessary (including, but not limited to adopting a code of conduct in consultation with PUC Staff) to make the asset divestiture process "fair, equitable and impartial to all bidders" as is required by line 1155 of the Settlement Agreement.

     Further, by letter dated February 23, 2000 to the Commission's Acting Secretary, PSNH committed to treat Consolidated Edison and the so-called "NU bid team" as it would any other prospective buyer of the Company's generating assets in accordance with the proposed code of conduct governing the asset divestiture process. In addition, we will examine Consolidated Edison's status in the asset divestiture process during our proceedings in Docket DE 00-009.

     Although it has been suggested that PUC staff should conduct the sale of PSNH's generating assets, the Settlement Agreement contemplates that PSNH will have this primary responsibility. The PUC staff will have significant involvement through performance of its oversight function on behalf of the Commission. See Settlement Agreement at 39. The Settlement Agreement further recognizes that the Commission will have the ultimate authority to approve any fossil/hydro asset sales. See Ph. II, Tr. Day XVIII, at 212-213 (PSNH construes the Settlement Agreement as giving the Commission "broad discretion in what form of oversight...to exercise" in the divestiture process, including the right to "approve the divestiture and actual sale.")

     In light of the foregoing, the Commission does not find it necessary for PUC staff to conduct the asset sales. The Settlement Agreement, as well as the testimony of PSNH's witness on this point provide the Commission with ample authority to be as involved with the divestiture process as determined to be appropriate. See Settlement Agreement, at 41:1164-1167.

     To assist us with this function, the Commission reserves the right to hire an independent consultant to advise it in its oversight role and note that under the Settlement Agreement, PSNH has budgeted $350,000 for that purpose and reserved the right to request an increase in the delivery charge if that amount is insufficient. See Settlement Agreement, at 16. Further, we accept PSNH witness Long's testimony that in conducting the asset sale, it is the Company's intent "to get the highest price [it] can" when selling the assets, and we therefore find unpersuasive the argument that in order to maximize the value of the proceeds from the asset sale it is necessary for the Commission to hire a consultant to conduct the divestiture. Id. at 213.

2. Timing Of Asset Divestiture, Separate Fossil And Hydro Auctions And Linking Asset Bids To Bids For Transition Service

     The Settlement Agreement, at page 39, provides that: PSNH will commence the auction of its fossil/hydro generation assets (except for the White Lake Combustion Turbine and potentially PSNH's ownership interest in Wyman Unit 4) no later than 30 days after the date of the Commission's order approving the Settlement Agreement; NAEC's divestiture of its ownership share of Seabrook will occur no later than December 31, 2003; and PSNH will sell all of its ownership entitlements related to Hydro Quebec. (The Commission's analysis concerning the divestiture of Seabrook and Hydro Quebec assets is set forth elsewhere in this Order.) The Settlement Agreement recognizes the likelihood that PSNH's generation assets will not be sold before the date on which customers are free to choose their electricity supplier, and addresses the issue by stating that during this time lag, PSNH "will" sell into the marketplace the power produced by its generators and received under its power agreements. Settlement Agreement at 39 and 51-53. During Phase II of the proceedings, Mr. Long and GOECS witness Schachter indicated their willingness to permit PSNH to use its existing resource portfolio to supply Transition Service until such time as the assets are divested, rather than to compel market sales as contemplated by the Settlement Agreement. See, Ph. II, Ex.
180. (The Commission has approved this option of having PSNH supply Transition Service through its existing generation portfolio until such time as its generation assets are divested in Section V (I)(4) of this Order.) However, PSNH's proposal, as set forth in Phase II, Exhibit 180, goes beyond merely authorizing the use of its generation assets for Transition Service. The proposal modifies the Settlement Agreement to address several areas of concern to many parties. First, as noted above, it proposes a higher price for Transition Service, which it claims would reduce deferrals collected in
Part 3 stranded costs, and which may have the effect of promoting a more competitive generation market. PSNH alternatively suggests a post-divestiture option for transition pricing that is the average of the prices administratively set by the Commission and those prices that actually result from the bidding on Transition Service.

     Second, the divestiture could be divided into separate fossil and hydro sales in order to accommodate the timing needs of municipalities that may wish to bid on hydro assets. The fossil sales would occur first; the hydro sales could be delayed for up to one year following "Competition Day" to enable municipalities to obtain necessary approvals in accordance with applicable statutes.

     Third, bidders on PSNH's generating assets would have the opportunity to link their bids with proposals for providing Transition Service in accordance
with the Settlement Agreement.       Lastly, the Settlement Agreement's
provisions for Default Service, Recovery End Date and Special Contract Customers would not change. The changes in Transition Service pricing offered as an alternative by PSNH would reduce the initial overall 18.3 percent rate reduction contemplated by the Settlement Agreement. We find that portions of this proposal are meritorious and will accept them as follows:

     The price of Transition Service will be established as set forth in
Section VIII (I) of this Order, for the reasons stated therein.

     The divestiture of PSNH's fossil assets will be separated from the sale of its hydro assets, with the divestiture of the fossil assets occurring first and the sale of the hydro assets occurring between six months and one year following "Competition Day" to accommodate the special timing needs of municipalities as set forth in Section VIII (M) of this Order.

     On the question of linked bids, GOECS and the BIA have suggested that permitting bidders for PSNH's assets to link those bids with bids for Transition Service creates the opportunity to maximize value for customers. See Joint Brief of GOECS and Settling Staff at 40. While this suggestion could prove to be true in certain situations, the Commission finds the arguments favoring the linkage of Transition Service bids with those for generation assets to be outweighed by the compelling need to create bidding processes that produce unquestionably fair results. Bidders and customers must be assured that prices paid for each product result from equitable, unbiased processes that are uncomplicated by the intricacies associated with evaluating a seemingly attractive bid for one product that is linked to a less than attractive bid for the other product.

     In addition, bid linkage creates difficulties that translate into added expenses (for bidders as well as for the administrators of the asset sale and the purchase of Transition Service), especially if linked bidders are compelled to contemporaneously submit separate bids for each product. This process is further complicated by the fact that PSNH's affiliate, Select Energy, intends to bid on Transition Service. Accordingly, the Commission will not accept the proposal for linked bids.

3.   Details Of Fossil Auction

     The terms of the Settlement Agreement found at lines 1126 to 1137 are generally acceptable, though they do not specify that bidders will be provided with the list of requirements that PSNH will impose on purchasers of its generating assets, as set forth in the pre-filed testimony of Witnesses MacDonald and Large. See Ex. 10, at 14-18. In the interest of full disclosure and expediency, it is necessary to provide bidders with all relevant information as early as possible. Accordingly, PSNH shall inform all bidders of the "Key Terms of Sale" as detailed in the MacDonald/Large pre-filed testimony in Phase I. Id.

     The issue of whether the Settlement Agreement adequately protected PSNH employees post divestiture received considerable attention during these proceedings. By letter dated February 10, 2000 to the Commission's Acting Secretary, the International Brotherhood of Electrical Workers Local 1837 and the AFL-CIO stated their acceptance of the Settlement Agreement. In light of this development, and because the Commission finds the provisions of the Settlement Agreement concerning employee protections to be in the public interest, it is unnecessary to modify those provisions of the Settlement Agreement. PSNH shall inform all bidders of the employee protection conditions as early as possible.

     We address specific Hydro Auction issues separately in Section VIII (M) of this Order.

4.   Divestiture And Market Power Considerations

     The OCA, through the testimony of Dr. Richard Rosen, argues that the acquisition of all or parts of PSNH assets by market participants who own significant amounts and types of generating capacity in New England could give such participants greater market power, and in turn lead to higher prices for New Hampshire customers. Dr. Rosen warned that such participants would be willing to bid a higher price for the assets, knowing that they could recoup this premium over time through their exercise of market power. In such a case, the provision of the Settlement Agreement requiring that proceeds of the sales be maximized would be met, but over time PSNH customers would experience a net loss.

     Dr. Rosen suggests that the Settlement Agreement recognize the need to balance the objectives of maximizing the proceeds from sales on the one hand, and minimizing the impact of market power on New Hampshire customers on the other. To ensure that the net public benefit is the standard for accepting or rejecting a bid, Dr. Rosen suggests that the Commission undertake computer simulation modeling of the direct impact on wholesale market prices payable by New Hampshire customers as part of the bid review process.

     It is possible, although by no means a foregone conclusion, that the high bidder will, by purchasing PSNH generating assets, obtain the ability to manipulate wholesale prices to the detriment of New Hampshire consumers. However, to consider this possible risk, it is not necessary to require that the Settlement Agreement be amended. The Commission does not read the Settlement Agreement as requiring that the Commission approve the results of an asset sale based on the highest dollar price offered alone.

     Further, while we do not rule out use of a computer simulation model to identify potential market power problems with various purchases, we do not find today that such modeling necessarily should be conducted. There are competing concerns in the running of a successful sale, including the need to provide transparency and clarity to potential bidders as to the basis for selection of the winning bidder(s). Further, as Ms. Schachter points out in her testimony, the Commission must consider the limitations of a review with respect to one set of bidders, when the firm awarded the sale is free in the future to resell the assets, and as a practical matter it would be difficult to assert jurisdiction over such resales.

     The Commission and its representatives will be closely involved in the sale, and through this oversight process, will have an opportunity to consider further whether, given these limitations on its usefulness, computer simulation modeling can be a useful tool in reviewing potential bids.

M.   MUNICIPAL PARTICIPATION IN AUCTION AND PROCEEDS FROM SALE OF GARVINS
FALLS LAND

     Although the Settlement Agreement contains provisions (SA at 43:1216-44:1255) that were intended to give municipalities an advance opportunity to acquire hydro assets without going through the auction process, the municipal intervenors in this docket claimed, for a number of reasons, that the provisions do not give the municipalities a meaningful opportunity to pursue acquisition. It was argued that the Commission should have oversight authority regarding any dispute as to purchase price to be paid by a municipality desiring to purchase hydro facilities and that the Commission should enforce its oversight by way of binding arbitration. It was also argued that PSNH's retention of the discretion to reject an offer from a municipality to purchase a hydro facility left too much power in PSNH.
Others did not think towns should be limited to only purchasing facilities within their town borders. There were also questions about limiting municipalities' participation in the second round of bidding under Sections VIII (B) and (E) of the Settlement Agreement, and about the need for mandatory groupings of hydro facilities in the auction process.

     Concerns were also expressed about the timing requirements under the Settlement Agreement for obtaining necessary approvals to close on an asset and the requirement that a proposal from a municipality could not be subject to qualification. Some argued that this limitation was unfair in that it fails to recognize that municipalities must make offers subject to the qualification that they obtain voter approval for an asset purchase at a special meeting. Others had argued that the while the municipalities should be given sufficient time to participate given the constraints of RSA 38, they should only expect to acquire hydro facilities at market prices determined through a competitive bidding process.

     Some municipalities were concerned about the requirement that a municipal purchaser of an asset must grant the same employment protections and benefits as PSNH is proposing to establish in the fossil/hydro auction; the critics of this provision said that it only makes sense if the assets are grouped or sold as a whole.

     PSNH proposed during the hearings that the sale of the hydro assets be separated from the sale of the fossil assets and that the hydro sale be delayed for six to twelve months to allow for an opportunity to work out better time lines for the municipalities. Ph. II, Tr. Day XVIII, at 216 -
217.  Settling Staff and GOECS concurred with this recommendation.

     A group of municipalities proposed an auction process under which a municipality would be able to take an asset at the highest bid price. If the municipality decided not to take the facility at that price it would waive its right to utilize the RSA 38 condemnation procedure for a five year period.

     We agree with PSNH's suggestion that the sale of the fossil and hydro facilities should be conducted separately, with the sale of the fossil assets taking place first and the hydro assets delayed so that some of the concerns of the municipalities can be addressed. We also agree that while the Settling Parties may have intended to structure the pre-auction and auction processes to accommodate the municipalities, the procedures outlined in the Agreement do not afford the municipalities sufficient time or flexibility to meaningfully participate in that process. Although the procedures need to be improved and the municipalities given more time if the process is to work for them, the goal must still be to obtain the highest price possible for the hydro assets so that the proceeds can be used to offset stranded costs. Morever, we expect that, despite timing changes to accommodate them, the municipalities will act with all deliberate speed to ensure that the process is conducted as expeditiously as possible, while still giving them an opportunity to meet their statutory requirements. Nonetheless, we believe there is a way to accommodate many of the concerns of the municipalities and still obtain the best price. We also believe that it is important to address some of the other concerns that have been expressed about the process so that we can provide guidance to PSNH and the parties on how to conduct the pre-auction and auction process.

     The Commission agrees with the concern expressed by the municipalities that there should be no mandatory grouping of the hydro assets, at least not in the first round. We find that the first round ought to allow maximum flexibility in the grouping of assets by bidders so that a determination can be made after reviewing the first round bids as to how the highest price can be obtained.

     We do not agree with the proposal to allow a municipality to take the facility for the highest bid that is produced by the auction process in exchange for an agreement to waive its rights under RSA 38 for a five year period. We believe this would have a chilling effect on the auction process. Although the existence of RSA 38 in and of itself may also have a chilling effect, we can not change the law and believe it best not to over-complicate or unfairly restrict the bidding process.

     We believe that PSNH must retain the authority to reject a pre-auction offer from a municipality for a facility. Moreover, we do not agree with the suggestion that there ought to be a binding arbitration process on negotiations between PSNH and a municipality. We note that if the pre-auction negotiations are not successful a municipality may still participate in the auction and submit whatever bid it deems appropriate, thereby enabling it to ascertain whether the price that it originally offered was a fair one, given the market value established by the bidding process. We also do not, however, see a good reason to limit their participation in second round bids and therefore find this portion of the Settlement Agreement troubling. See SA at 40:1139-1144. This restriction must be removed from the hydro auction process.

     It is not appropriate to make an exception for municipal bidders to the employee benefit provisions that PSNH has agreed to provide to its employees upon the sale of these facilities; municipalities should be subject to the same provisions on employee protections as other bidders and believe what PSNH has proposed is a fair compromise with the unions. See VII(M)(3) of this Order.

     The Commission agrees with the municipalities that they ought to be able to purchase facilities outside of their municipal borders. The Commission does not agree, however, that the municipalities should be given any special treatment for such purchases other than to address time and flexibility concerns as noted above.

     The City of Concord also had some specific concerns about the sale of land at Garvins Falls. Concord seeks to be involved in the process of developing auction criteria for the sale of potential generation sites to insure that the uses of the land, post auction, will not be incompatible with the City's long-term plans for socio-economic development and preservation of open space. We find that it is reasonable for the City of Concord to have input in the development of the auction criteria for this parcel. However, such participation shall be limited to the City's review and comment on proposed auction criteria.

     There was also another related issue: how to treat the proceeds from the sale of parcels of land which may have potential value as generation sites. The Settlement Agreement (at 46:1317-1321) identifies three parcels of land. The State Team refers to these three parcels as sites and says that one of those sites actually includes three separate parcels, thus dividing the land at issue into five parts.

     Under Section VIII (H) of the Settlement Agreement PSNH is to apply 50 percent of the net proceeds from the sale of the three parcels as a credit against stranded costs. There was a disagreement between PSNH and the State Team about what was intended. The State Team claims that PSNH represented that all of the land in all three sites was below the line, when in fact two of the three parcels in the Garvins Falls site are above the line.
Therefore, they argue, the property that is above the line, two of the three Garvins Falls parcels, should be treated in accordance with the usual rules for the disposition of above-the-line property and thus ratepayers should see 100 percent of the benefits of any such sale. Ph. I, Tr. Day XIV, at 94-99. The other parcel at Garvins Falls and the other two sites, according to the State Team, should be subject to the 50/50 provision.

     PSNH maintains that there are three sites, that it does not know what the State Team was assuming when it entered into the Settlement Agreement but the Agreement is clear that the net proceeds from the sale of all of the sites should be split 50/50. PSNH went on to say, however, that this was not a major financial issue for them. Ph. II, Tr. Day XIX, at 26.

     Given the apparent miscommunication between the parties to the Settlement Agreement concerning this issue, the simplest way to resolve this is to require that any parcels of land at the three sites that are below the line should be subject to the 50/50 sharing of the amount by which the net proceeds exceed the net book value and for any parcels that are above the line 100 percent of the net proceeds from the sale of those parcels should be used as a credit against stranded costs. We therefore will require a change to the Settlement Agreement to reflect this resolution of the disagreement among the Settling Parties on this issue.

     There is one last issue related to the municipal participation in the auction process: On Day XIX of the Phase II hearings, the City of Manchester sought to introduce three exhibits - marked as Exhibit Nos. 195, 196 (both confidential) and 197 - all related to the value of Amoskeag Hydro Station. These were responses to data requests from a prior proceeding. The Commission had taken the issue of their admissibility under advisement. Upon due consideration, the Commission has determined that they are irrelevant to this proceeding, will not be made a part of the record, and will be returned to the City of Manchester.

N.   NUCLEAR DECOMMISSIONING

1.   Collection Of PSNH's Seabrook Decommissioning Responsibility

     The Settlement Agreement provides (SA at 50:1435) that subsequent to the sale of Seabrook, PSNH shall continue to be responsible for funding NAEC's former ownership share of decommissioning liability. This obligation is based on full funding by December 31, 2015, using an estimated decommissioning date of 2015 or such other date as determined by the Nuclear Decommissioning Finance Committee (NDFC). PSNH's customers will not have any responsibility for increases in decommissioning funding above the amount calculated based upon the funding schedule as of the sale date. The risk of any increases or decreases from the funding schedule for decommissioning costs in existence as of the time of divestiture would be assumed by the new owner. Ph. I, Tr. Day II, at 56. This means that the new owner would get to keep what is left in the fund if the costs of decommissioning go down, but would also be liable if costs go up. This also means that PSNH customers would continue to pay into the decommissioning fund after divestiture of Seabrook at the same level that they are paying as of the date of divestiture. SA at 50:1440.

     The proposal to allow the new owner to retain the residual of the fund that is not needed to decommission the plant is inconsistent with the provisions of RSA 162-F:20, II. This statute requires that any amounts in the fund in excess of what is required to decommission the plant "shall be returned to the owner or owners required to make deposit in such fund and shall cause an adjustment of the rates paid by the utility's customers." Although the statute was enacted at a time when it was anticipated that an integrated utility would be the owner of the plant, the clear intent of this language is to return a fund's overcollection to ratepayers. In response to a record request (Ph. I, Ex. 23) PSNH states that it believes that the Settlement Agreement "may be interpreted in a manner that is consistent with the statute." PSNH customers will be entitled to a refund, through appropriate mechanisms, of any overpayments from PSNH's customers which result from "decommissioning costs paid via present 'bundled' rates or via future 'unbundled' SCRC charges." Id. Overpayments made by a new owner subsequent to divestiture would be returned to the owner.

     PSNH's clarification in Exhibit 23 of the Nuclear Decommissioning provisions of the Settlement Agreement differs from the testimony initially offered during the hearing. This clarification is acceptable to the Commission, as long as ratepayer contributions to the fund and any earnings related to those contributions could be segregated, and the refund of the contributions in excess of need could be assured. PSNH is required, at a reasonable amount of time prior to the sale of Seabrook, to provide the Commission an explanation of how it will assure that such "an appropriate mechanism" will be in place.

     A related decommissioning issue is whether PSNH ratepayers' contribution to decommissioning through a surcharge on their rates will be permanently fixed at the level in place when Seabrook is sold. The Settlement Agreement (at 50:1433-1443), testimony offered during the hearing, as well as the response embodied in Exhibit 23 appear to indicate that this is the case.

     If, during the period when ratepayers are contributing to the decommissioning fund, the estimate to decommission Seabrook established by the NDFC is reduced below the level established as of the date the facility is sold, ratepayer contributions will be in excess of need. This could happen for a number of reasons, such as the development of less expensive or more efficient technologies used in the decommissioning process.

     The Commission does not find it acceptable to freeze the decommissioning surcharge for PSNH ratepayers at the level in existence as of the date of a sale of Seabrook, thereby obligating them to pay at the level in existence at the time of the sale of the plant even if the estimate were to go down after the plant is sold. While capping decommissioning payments is appropriate, the surcharge to ratepayers must be adjusted downward in the event that the estimate of decommissioning costs on which the surcharge is currently based decreases after the sale of the facility, but before the facility is shut down. This would also mean that the decommissioning surcharge could later be increased again if the estimate was revised upward. In no event, however, could the surcharge exceed the cap, which would be the amount of the surcharge as of the date that Seabrook is sold. The Commission, therefore, makes this a condition of approval of the Settlement to the extent that the Settlement could be otherwise interpreted.

     The Commission finds that the other provisions of the Settlement Agreement concerning decommissioning related to Millstone 3 and Vermont Yankee are consistent with industry practice and acceptable as proposed.

2.   Great Bay's Seabrook Decommissioning Proposal

     Great Bay Power, a non-utility Joint Owner of Seabrook, has argued that the Settlement Agreement creates an "unlevel playing field" by converting a utility's going-forward expense of paying for decommissioning into a stranded cost. Under the Settlement Agreement, a purchaser of NAEC's Seabrook interest will only be liable for decommissioning costs if they increase over the current estimates. According to Great Bay, this gives the new owner a competitive advantage over non-utility owners who did not purchase their interest under such arrangements.

     We are not persuaded that it is either appropriate or necessary to require all ratepayers to fund all or a portion of Great Bay's decommissioning obligation. Great Bay voluntarily entered the business as an exempt wholesale generator responsible for its own decommissioning costs. Since that time, the standard practice for companies divesting nuclear ownership under restructuring has been the retention of decommissioning obligations. The Commission cannot level the playing field for all nuclear plants that are sold in New England, nor can it equalize operating costs for fossil or gas fired plants. We think it would be impossible to find a way to "level" the playing field; virtually any solution provides advantages or disadvantages for some participants over others. The Settlement Agreement's proposal for funding decommissioning, subject to the changes discussed above, is reasonable. We note further that the Commission's authority under RSA 162-F:19,III to permit the collection of a decommissioning charge is limited to utilities. Although there is no definition of "utility" in Chapter 162-F, Great Bay is not a "public utility" as defined in RSA 362:4-c, I. Therefore, the Commission believes that it does not have jurisdiction to grant the relief requested, and we deny Great Bay's request and approve this portion of the Settlement Agreement consistent with our discussion above.

O.   RATE DESIGN

1.   Overview

     The Settlement Agreement proposes certain basic parameters for rate design, and a small number of specific provisions for certain situations. PSNH, on its own initiative, proposed specific tariffs to implement the Settlement Agreement, including particular rate proposals that were neither required nor barred by the Settlement Agreement.

     The only rate design parameters to which the Settling Parties are committed are those set forth in the Settlement Agreement at 12:331-13:360. As characterized by the State Team, the key items in that commitment are:

     Ensuring that the residential class receives the same rate reduction as all other classes.

     No cost shifting between the residential class and other classes.

     Equal per kilowatt hour charges for all classes for the Systems Benefits Charge, the Energy Consumption Tax and Transition Service.

     No customer to receive a higher bill after restructuring.

     Elimination of the "humped" design in the residential rate in exchange for more appropriate targeting by the company of low-income assistance and energy efficiency.

     The Company notes as well that the Settlement Agreement provides for lower or no rate reduction for certain optional classes, the closing of certain economic development rates, and the requirement that changes to the Company's proposed rate design be made on a revenue-neutral basis.

     Many of the numerous rate design particulars included by the Company in its proposed tariffs went undiscussed during the hearings, and others were noted but drew little attention. However, certain portions of the Company's proposal raised issues that have sparked a great deal of discussion among several parties. These include the class-specific SCRC and the failure to lock in the SCRC rate design for the period after the 30 month IDCP expires, issues that are discussed elsewhere in this Order. PSNH's proposal to impose certain new or increased fees and the $0.028 per kWh delivery service rate for special contract customers will be discussed below.

2.   Specific Rate Calculations - First Year

     The Agreement specifies an initial fixed average percentage rate reduction for PSNH's customers served on standard tariff rates.

     The first step in the Company's specific rate calculations was the calculation of the class revenue targets. The Company calculated the revenue target for the residential and outdoor lighting classes, and for the general service classes combined, by decreasing current rate revenue for each class, or group of classes, by the target percentage reduction.

     The Company based its rate design calculations on billed kWh sales and current revenue by class for the test year ended September 1998, as proformed. The average rate level for all customers taking service on PSNH's standard tariff rates is currently $0.1297 per kWh. PSNH calculated the overall Company revenue target by multiplying billed kWh sales for the test year by the target average total rate for the Company.

     Given the Transition Service rate and SCRC initially proposed in the Settlement Agreement, the average rate would be $0.10595 per kWh. A rate reduction from $0.12970 per kWh to $0.10595 per kWh would be an average reduction of 18.3 percent. Thus, the overall revenue target and associated target percentage reduction are developed using whatever initial overall rate level falls out upon adjustments to any of the components of the overall rate.

     Under the Settlement Agreement, each class of customers will be charged an equal cents per kWh amount for the System Benefits Charge ($0.0025 per kWh), Consumption Tax ($0.00055 per kWh), and Transition Service energy ($0.037 per kWh for Year One under the original proposal, and $0.040 per kWh pursuant to this Order). This means that, on average, $0.04005 per kWh for these amounts combined, per the original proposal, had to be recovered from each class, assuming customers use Transition Service. Given the Commission's determination that Transition Service must be set at $0.040 per kWh for the first year (3 mils higher than the original Transition Service proposal), the amount per kWh that will have to be collected from each class for these amounts combined will be $0.04305 per kWh.

     In PSNH's rate design, for each class, $0.04005 per kWh was subtracted from the overall cents per kWh target. PSNH then had to allocate this difference between the Delivery Charge and SCRC components. According to PSNH, this was done in a manner that attempted to provide a reasonable recovery of delivery costs from each class, and that accomplished the overall average Delivery Charge of $0.028 per kWh and average SCRC of $0.0379 per kWh, as required by the Agreement.

     PSNH then calculated the total, bundled rates that were required to accomplish the Agreement's other rate design and revenue objectives. Since under PSNH's proposal certain rates received a smaller decrease than the target percentage reduction for the class, the standard rates were reduced by a very small additional amount to achieve the overall target percentage reduction for the class. In all cases, each rate included at least a minimum 2 mil per kWh energy charge, to avoid a zero or negative energy charge that might have been produced had the residual SCRC pricing been rigidly applied to the rate levels. In the general service classes, adjustments were made to the energy or demand component of the delivery charge, by amounts necessary in the particular case to resolve the transition problem between the rates for each class, as described below.

     For Outdoor Lighting Delivery Service Rate OL, and Energy Efficient Outdoor Lighting Delivery Service Rate EOL, PSNH first calculated the total, bundled rates required to accomplish the target percentage decrease for these classes. In order to accomplish this, the current rate for each type and size of light was reduced by the target percentage reduction. The rate structure for Rates OL and EOL consists of a monthly Delivery Charge which is billed on a "per luminaire" basis and which is the same each month. The other charges (System Benefits Charge, Consumption Tax, SCRC, and Transition Service energy charge) are all kWh charges which would be multiplied by the corresponding monthly billing kWh shown in the tariff. In order to unbundle the rate for each type and size of light, the System Benefits, Consumption Tax and Transition Service energy charges were established at the cents per kWh amounts required by the Agreement, and the SCRC was established at the $0.0379 per kWh target amount for the class. The Delivery Charges were calculated by subtracting from the bundled rates the product of each cents per kWh charge and the average monthly kWh use for each type and size of light.

     Since the kWh usage for each light would now vary month to month, the total amounts billed for each of the kWh charges would also vary month to month. However, by using the average monthly kWh use in order to back into the Delivery Charges, the result is that all bills would be reduced by the target percentage reduction, over a twelve-month period.

     As modeled by the Company, and based on the Transition Service rates as proposed initially by the signatories, the average retail rate for a customer taking Transition Service during the first year following Competition Day would be $0.106 per kWh. The Year One $0.106 per kWh is comprised of various components as shown in the table below.

     A similar breakout is shown below for Year One, reflecting the increased Transition Service charge required by this Order, and the decreased SCRC estimated in this Order:


Rate Component

Transition Service Charge
First Year,Per Settlement Cents per kWh
3.700
First Year, Per Order Cents per kWh
4.000

Delivery Charge
First Year,Per Settlement Cents per kWh
2.800
First Year, Per Order Cents per kWh
2.800

Stranded Cost Recovery Charge
First Year,Per Settlement Cents per kWh
3.790
First Year, Per Order Cents per kWh
3.400

System Benefits Charge
First Year,Per Settlement Cents per kWh
0.250
First Year, Per Order Cents per kWh
0.250

Consumption Tax
First Year,Per Settlement Cents per kWh
0.055
First Year, Per Order Cents per kWh
0.055

Estimated HQ Recovery (FN 27)
First Year,Per Settlement Cents per kWh
na
First Year, Per Order Cents per kWh
0.100

TOTAL
First Year,Per Settlement Cents per kWh
10.595
First Year, Per Order Cents per kWh
10.605

3.   Specific Rate Design Proposals

a.   Delivery Service Tariff - Overall Structure

     The proposed Delivery Service Tariff is a compilation of applicable provisions of PSNH's existing Tariff for Electric Service (the full requirements tariff) and PSNH's Tariff for Delivery Service No. 1 (the tariff for the Retail Competition Pilot Program). The proposed Delivery Service Tariff will supersede both of those tariffs.

     The Delivery Service Tariff contains terms and conditions for delivery, terms and conditions for energy service providers (competitive suppliers of electricity), delivery service rate schedules for the various classes of service, and two energy service rate schedules (for Transition Service and Default Service).

     The Delivery Service Tariff was drafted to be consistent with the Agreement and to be consistent with Commission Orders in the restructuring docket (DR 96-150) for those aspects and provisions of the Delivery Service Tariff that were not addressed in the Agreement. The Commission finds that the overall structure of the Delivery Service tariff is appropriate and approves it. However, PSNH's additional proposed changes to certain language and provisions will be addressed in more detail below.

b.   Delivery Service Tariff - Recovery Of Costs

     As shown on Ph. I, Ex. 13, the delivery service tariff provides for the following delivery charges, on average, by class:

Class
Residential
Average delivery charge
3.731

Class
General Service
Average delivery charge
2.819

Class
Primary General Service
Average delivery charge
1.424

Class
Large General Service
Average delivery charge
1.166

Class
Overall Average
Average delivery charge
2.8

     Other than the call for unbundling transmission charges from distribution charges, none of the parties objected to PSNH's proposed design for the basic Delivery Service charge.

Witnesses for both BIA and OCA testified that the energy, demand and customer charges designed by PSNH to recover the basic delivery costs were acceptable, despite concerns each of these parties had with the 2.8 cent average overall level of such charges. In particular, OCA witness Dr. John Stutz testified that the Delivery Service charges were generally consistent with charges that would be developed by allocating the underlying transmission and distribution charges. The Commission approves the delivery service rate schedules filed by the Company, but notes that those schedules are likely to change slightly to reflect the recovery of the HQ transmission support payments, as discussed in Section VIII (F)(4) above. We further approve the request of GOECS that we require the tariff to cite that the Settlement Agreement controls in the case of a difference between the two.

c.   Delivery Service Tariff - Changes Allowed Or Required By Proposed
Agreement

     Messrs. Long and Hall testified that the Agreement specifically provide for the following three rate design changes: (1) flat residential cents per kWh rates, (2) adjustment for transition between General Service rates, and
(3) partial or no reduction to certain optional rates. We take each of these up in order below.

(1)  Flat Residential Cents Per kWh Rates

     First, we approve the Settlement Agreement's proposal to eliminate the so-called "humped" rate design for residential rates. As part of its findings in Docket No. DR 80-260, the Commission required all New Hampshire electric utilities to adopted a "humped" rate design for residential rates. Under that rate design, the energy charges were blocked with the first 250 kWh discounted. The rationale for the discount on low use was that low-income customers tended to use lower amounts of electricity. The energy charge for the next 550 kWh was increased to recover the discount applied to the first 250 kWh, and the "all additional" kWh were priced to recover the remaining revenue requirements.

     Save Our Homes Organization urges the retention of this rate design, arguing that there is a high correlation between disproportionately low usage and lower incomes. Because the Commission has approved a statewide EAP program for low-income customers in Docket No. DR 96-150, it is unnecessary to retain the humped rate design. As noted by PSNH, elimination of anomalous rate designs are best addressed in the context of decreasing rather than increasing rates. Thus, the occasion of this overall reduction in rates and introduction of burden-based low-income rates is the ideal occasion to eliminate the humped design.

     As pointed out by the signatories, EAP is designed specifically to address the issue of unaffordable rates, and thus provides a direct substitute for such other tools as "humped" rate designs to address affordability issues. In the absence of testimony suggesting a different rate design is clearly superior for other purposes, such as efficiency, we consider it appropriate to return to a flat cents per kWh rate for residential customers, and we will not disturb the Agreement on this issue.

(2)   Transition Between General Service Rates

     PSNH states that the design of its existing general service rates (Rates G, GV and LG) does not provide for a smooth transition for customers whose loads are expanding and who therefore must transfer from Rate G to Rate GV or from Rate GV to Rate LG. (Rate G is available to customers whose loads do not exceed 100 kW; Rate GV is for customers whose loads are between 100 and 1,000 kW; and Rate LG is for customers whose loads are greater than 1,000 kW.) Under the current design, most commercial and industrial customers who switch from Rate G to Rate GV or from Rate GV to Rate LG will realize a higher bill for the same amount of usage around the transition points between the respective rates, even though the overall average cents per kWh for the Rate GV customer class is less than the Rate G class and the overall average cents for kWh for the Rate LG class is less than the Rate GV class.

     To correct this problem, PSNH has proposed to shift some revenue among the three general service classes. However, the overall reduction to all three customer classes remains the same under the Agreement, and no customers are expected to see a higher bill after Competition Day as a result of this rate design change. We approve the Agreement's intention to prevent anomalous results for customers transitioning from one general service rate classification to the next.

(3)   Partial Or No Reduction To Certain Optional Rates

     The Agreement also specifies that there may be a lower percentage reduction (or no reduction) to certain optional rates, because such rates are either already discounted and/or are time-differentiated. The Agreement does not set out particular rates for such classes. The reductions from current rates proposed by the Company for such optional rate classes are shown in the table below:

Optional Rate
Load Controlled Service
Reduction
0%

Optional Rate
Controlled Off-Peak Service
Reduction
0%

Optional Rate
Controlled Water Heating
Reduction
0%

Optional Rate
Residential Time-of-Day
Reduction
10%

Optional Rate
General Time-of Day
Reduction
10%

Optional Rate
Transitional Space Heating
Reduction
0%

     According to PSNH, because these rates are already discounted, unbundling produces either a negative cents per kWh Delivery Charge or a Stranded Cost Recovery Charge of less than the target amount for the class, even before applying the overall Agreement reduction. As a result PSNH is proposing no additional reduction for these rates, and is proposing closing the rates to new applications. (The Controlled Water Heating rate is already closed to new applications.)

     The Company states that, because it will no longer be in the generation business, it intends to begin eliminating "generation-related" pricing structures (e.g. time-differentiated, controlled or interruptible rates). It claims it is not meaningful for a delivery company to offer such generationrelated rates, although it concedes that it may be useful in the future for delivery companies to cooperate with suppliers in facilitating interruptible services. The Company also anticipates that competitive suppliers will offer time-differentiated pricing in the future.

     As a result, PSNH wants to create an incentive for customers under certain rate options to switch to the standard rate. For this reason, it proposes only a 10 percent reduction to Rate R-OTOD and to Rate G-OTOD from the existing levels of those rates, and proposes closing the rates to new customers. Finally, PSNH is proposing no reduction for Transitional Space Heating Rate TSH because this rate is already discounted. (The separate rate schedule for Rate TSH, or Supplement No. 2 to Tariff No. 38, has been deleted and Rate TSH has been incorporated into the applicable main-service rate schedules, Rate G and Rate GV). Rate TSH remains closed to new applicants.

     The additional revenue that would be received as a result of not applying the full discount to these rates was used to further reduce other rates for the class. For example, the overall average discount for the balance of the residential power and light class would be 0.2 percent greater than the reduction for the class on average.

     There was little discussion on the record of the Company's proposals with regard to the optional rates. As we discuss in the context of general service interruptible rate N-5, the recent price spikes in the New England market, and the underlying pressure of loads on available resources, indicate that care should be taken before abandoning tools that can be used to achieve economic load reductions when needed. We note that a large portion of the residential class is likely to take advantage of Transition Service provided under the auspices of the Company, and to that extent the Company will continue to have generation-related responsibilities in the near term. We also observe that the amounts of revenue that will have to be reallocated to the remainder of the residential class are de minimus, given the low numbers taking service under the optional rates.

     While the Settlement Agreement allows for the possibility that some rates would see no or more limited reductions, it does not require the specific limitations proposed by the Company. We are not persuaded on this record that the time-of-use and load-controlled rates should be treated differently from other rates, except as necessary to prevent negative energy charges. Accordingly, we do not approve the closure of such rates at this time, nor the intentional limitation of reductions as a tool to promote migration off such rates. We will, however, permit the Company to renew its proposals during the T&D rate case anticipated to be filed shortly before the IDCP period ends. As with the unbundling of transmission and distribution components of rates, at that time greater focus can be brought to bear on the question of the proper design of T&D rates in a restructured electricity industry.

d.   Delivery Service Tariff - Changes Neither
Required Nor Prohibited Under Proposed Agreement

     There are several other changes PSNH is proposing that are not specifically addressed in the Agreement. These changes are discussed below.

(1)   Elimination Of Elderly Discount

     The Company proposes to terminate the Elderly Customer Discount one year after Competition Day. The Elderly Customer Discount was implemented in 1972, when Construction Work in Progress (CWIP) was included in PSNH's rate base. The reason for the discount was the assumption that elderly customers would not live long enough to receive the full benefits of Seabrook and therefore should not have to pay for the cost of construction. In 1979, the so-called "anti-CWIP" law was enacted, and CWIP was removed from PSNH's rates. At that time, the discount was closed to any new customers, but existing customers who were at least 70 years of age could still receive the discount. With the double-digit overall rate reduction and the introduction of a statewide Energy Assistance Program (EAP), the Company argues that it is no longer necessary to provide an elderly customer discount. To avoid the hardship this proposal may cause for some elderly customers, PSNH is proposing a one year delay in terminating the discount in order to allow time to identify those elderly customers who are eligible for the statewide EAP.

     OCA opposes the elimination of the Elderly Discount but is "willing to discuss eligibility transfer criteria." On behalf of GOECS, Ms. Schachter recommended that the issue be deferred and explored in a separate hearing, and no party objected. Ph. II, Ex. 164, at 10. This issue has received very little attention, and is certainly deserving of review in a separate proceeding in which all interested parties would have an opportunity to participate.

     SOHO/CAP point out that, of the customers receiving service under the discounted rate, approximately half are between 80 and 90 years old, and half are at least 90 years of age. Responding to PSNH's suggestion that low-income customers in this rate class can enroll in the energy assistance program, SOHO/CAP express concern about what they characterize as senior citizens' reluctance to enroll in what they perceive to be a public assistance program.

     Currently, there are fewer than 3,000 customers who are receiving the Elderly Customer Discount. They are all of advanced age, and have been receiving this same rate since the 1970's. Given the small number of customers taking service under this rate, and their advanced ages, any efficiency that might arguably be achieved by eliminating this rate and requiring income-eligible customers to move to the EAP is outweighed by the dislocation and disruption such a change would necessitate. This is not to say that eligible customers whether on this rate or any other should not be encouraged to switch to the EAP. Accordingly, we agree with the Company's suggestion to provide outreach to such customers through the Community Action Agencies and otherwise, to advise them of the availability of EAP, and assist them in moving to the EAP if they qualify. Further, the Company may bring this question forward again in its next general rate case, at which time it will have further detailed information on the aggregate members of the class.

(2)   Elimination Of Targeted Lifeline Rate

     The Company proposes to eliminate Targeted Lifeline Rate D-TL. Because of the introduction of a statewide EAP, PSNH argues that the Residential Service Targeted Lifeline Rate D-TL Pilot Program is no longer necessary. This rate was closed to new customers in 1984. There are about 150 customers under this rate. In order to provide a smooth transition, PSNH will provide a list of the customers served under Rate D-TL to the respective CAP agencies prior to Competition Day in addition to providing advance customer notice of the rate's termination and of the statewide EAP. We approve the Company's proposal. As we stated in the context of the "humped" residential rate, the EAP we have previously approved, and which we affirm today, should provide the necessary "affordability" protection for the customers targeted by the Lifeline rate.

(3)   Unbundling Outdoor Lighting Rates Using Actual Monthly Usage

     The Company proposes to unbundle outdoor lighting rates using actual monthly kWh. Outdoor lighting rates are unmetered rates, and the energy component of each rate is based on estimated monthly kWh usage. Historically, PSNH has included energy charges in its outdoor lighting prices by assuming that the energy usage would be the same in each of the twelve months of the year. In the past, the Company determined estimated energy usage for each luminaire by estimating the annual amount of "burn" hours, multiplying that number by the wattage of each luminaire and dividing the result by twelve. This process was acceptable in a "bundled" framework where PSNH was providing the energy for the luminaire.

     Because the generation component is now unbundled and will be supplied competitively, PSNH is proposing to utilize the actual monthly kWh usage for each of the lighting fixtures, taking into account the variation in the number of hours of darkness by month. As a result, customers will see seasonal variation in their bill amounts, higher in the winter and lower in the summer, because of the variation in the monthly usage. On an annual basis, this customer class will realize the full average percentage reduction to rates.

     In its determination of actual monthly kilowatt-hours (kWh) for each fixture, PSNH referred to the Farmer's Almanac to determine the number of operating (or night-time) hours for each calendar month for New Hampshire. This provided 4,345 hours of operation annually. The current amount of kilowatt-hours are based on 4,000 hours. As a result, annual kilowatt-hours for the outdoor lighting class increased by 2,200,000 kWhs. PSNH adjusted its test year kWhs accordingly for rate calculation purposes. We accept the Company's proposal. It better tracks cost causation, and the Company's basis for estimating seasonal usage is appropriate.

(4)   Elimination of NEPOOL Type 5 Interruptible Service Rate

     As in the case of optional residential load control rates, the Company proposes the elimination of Rate N-5, NEPOOL Type 5 Interruptible Service Rate. Currently there are no customers under N-5. The NEPOOL members in the past voted to offer little or no payment for customer interruptions during periods when NEPOOL implements Action 10 under its Operating Procedures No.
4. As a result, there was no monetary incentive for customers to take service under Rate N-5. Because of this, and because of the reasons cited above for elimination of interruptible rates, PSNH proposed to eliminate the rate. However, in the event that NEPOOL changed its current policy and developed a regional interruptible rate policy which is beneficial to PSNH's customers, PSNH stated that it might later file a new interruptible rate schedule that conforms to the new NEPOOL policy.

     Last summer supplies were tight against unexpectedly high demand. The region suffered price spikes, and several states including New Hampshire cut back substantially on electricity use to avert potential brown-outs and worse. Anticipated supply had not yet come on line, the economy was expanding, and the weather in June was as hot as the typical August, catching plant operators with their generators down for routine pre-summer maintenance.

     In light of the need to allow customers to choose interruption as a demand-side option to meet reliability needs, now is not the time to eliminate load curtailment rates. Rather, the Company should examine the reasons why no customers are presently taking service on this rate, and the proposed wholesale tariff options being developed at the ISO-NE level to provide options for compensating end users for voluntary load curtailment. Based on these developments, the Company should develop an updated Interruptible Service tariff, and file it with the Commission, in time to be useful in helping address this summer's peak, with a proposal for any improvements to N-5 that will enhance its usefulness as a reliability tool.

(5)   Closure Of ED, BR And LR Rates

     The Company also proposes to close Economic Development Service Rate ED, Business Retention Service Rate BR and Load Retention Service Rate LR. PSNH is proposing to close these rates for two reasons. First, the Agreement's rate reduction to the standard rates reduces the price differential between standard rates and these rates. Customers served under these rates will receive a lower percentage discount or no discount at all. As a result of the reduction to PSNH's standard rates, the need for lower priced rates to attract or retain load is reduced. Second, in accordance with NH RSA 378:11-a, V, these rates will terminate on December 31, 2002, less than three years after Competition Day. It is unlikely that discounted rates that will be in effect for only three more years, and that are priced close to the standard rates, will be necessary to retain or attract load. For the reasons stated by the Company, we approve the Company's proposal regarding closing rates ED, BR and LR.

e.   Unbundling Of Transmission And Distribution Rates

     The Settlement Agreement's proposed average delivery service charge of $0.028 per kWh, varies by class of customers and includes both transmission and delivery (T&D) service. Freedom argues that PSNH's proposed bundling of T&D is inconsistent with the policy of open-access transmission tariffs previously articulated by the Commission and that a customer will be forced to pay for distribution charges even though the customer may only be using the transmission system. Freedom requests that the Commission should require the same unbundling of transmission for PSNH as was done for Granite State Electric Company (GSEC) in Docket DR 98-012.

     PSNH maintains that the data necessary to calculate separate T&D service charges is not currently available and avers that the attempt to unbundle T&D rates is ultimately an attempt to avoid paying stranded cost recovery charges. Great Bay Power argues that RSA 374-F requires PSNH to unbundle within an established timeframe prior to the anticipated rate proceeding.
The State Team argues that RSA 374-F:4 only requires unbundling of T&D "at the earliest practical date," that FERC has determined it unnecessary to unbundle T&D, and that no customer is in a position to benefit by having separate rates. According to the State Team, unbundling is premature and the necessary data is unavailable. It urges the Commission to wait until the rate case for the new delivery company, i.e, 30 months down the road, before considering the unbundling of T&D. The State Team distinguishes PSNH from GSEC, which had a separate transmission affiliate and therefore had separate cost data available to it. It is argued that PSNH, as an integrated company, does not have this data available.

     The Commission is not persuaded to require PSNH to unbundle T&D at this time, but will reserve the right to reconsider this issue at such time we deem appropriate. PSNH's situation is different from that of GSEC and we note the absence in this record of reliable cost data that would allow for an accurate unbundling. We also think it important to consider where FERC currently stands on this issue, and we would need a more thorough review before we could make that determination. On the other hand, however, we do not want to preclude the consideration of this issue between now and the expiration of the 30 month IDCP.

F.   Other Fees And Charges

     As part of this filing, PSNH proposed increasing and/or introducing a residential late payment charge, new or increased service charges, and a line extension surcharge.

(1)   Residential Late Payment Charge And New Or Increased Service Charges

     PSNH currently assesses a 1.5 percent per month late payment charge for customers under commercial rates GV and LG. PSNH proposes to implement late payment charges for residential service, general service and outdoor lighting service. The reason given for expanding the application of the late payment charge to the other customer classes is to encourage timely payment of bills. Absent a late payment charge, PSNH argues, its bill is placed at a higher risk for non-payment compared to most other utilities' bills. Because a significant amount of programming is required to PSNH's billing systems to implement late payment charges for the classes that are not currently assessed such charges, PSNH states that it would not be able to implement the late payment charge for the residential, general and outdoor lighting classes on Competition Day.

     PSNH proposes to update its Service Charge fees under its residential rates as well as General Service Rate G and General Optional Time of Day Rate G-OTOD to reflect today's costs. As part of its Service Charge provision, PSNH is proposing a new field collection fee to encourage customers to pay overdue bills prior to the commencement of collection action. PSNH argues that it's Service Charges have not changed in almost 18 years, and do not recover PSNH's cost of establishing service or reconnecting service. Below is a table of the current and proposed Service Charges:


Service Charge Fees
Establishing Service - Live Meter
Current Tariff No. 38
$8.00
Proposed Tariff No. 2
$12.00

Service Charge Fees
Reconnecting Meter - Normal Hours
Current Tariff No. 38
$16.00
Proposed Tariff No. 2
$20.00

Service Charge Fees
Reconnecting Meter - Off Hours
Current Tariff No. 38
$32.00
Proposed Tariff No. 2
$48.00

Service Charge Fees
Field Collection
Current Tariff No. 38
None
Proposed Tariff No. 2
$16.00

     Concerning PSNH's proposals for field collection charges, late payment charges and increase fees for connections and reconnections, SOHO/CAP believe it is appropriate for the Commission to defer these issues to another docket.

     The State Team agrees that the question of additional end-user service charges should be deferred to a rate design docket in connection with the anticipated T&D rate case, after the 30 month IDCP, where they can receive more attention.

     The question of the appropriateness of late fees and field collection fees, and the proper level of service establishment and meter connection fees, requires greater exploration, in a docket where these matters can receive more concentrated focus. Accordingly, we do not approve the new charges or increased charges in this docket, but PSNH may renew its request for such new and increased charges in its next overall residential rate design filing.

(2)   Line Extensions

     PSNH is proposing to increase its surcharge for single-phase line extensions along a public way from $0.04 per foot to $0.08 per foot, and to increase the credit for the cost of two additional phases along a public way from $150 to $300. The 4 cent surcharge and the $150 credit have not been revised for 20 years. Since no party objected to this proposal, and in light of the fact that the proposed rates appear just and reasonable when compared with similar rates charged by other utilities in this state, we will accept the Company's proposal.

g.   Terms And Conditions For Suppliers

     PSNH has also proposed to introduce a new section entitled "Terms and Conditions for Energy Service Providers" (Terms and Conditions for Suppliers). This section of the Tariff is designed to address and govern the day to day dealings primarily between the Company and a Supplier and in some situations with the customer.

     Below is a table showing the services offered under Section 2 entitled "Services and Schedule of Charges" and their respective charges:


Supplier Service
Customer Change of Supplier
Schedule of Charges
$ 5.00 per request (not applicable if customer is terminating Transition
Service).

Supplier Service
Customer Usage Data
Schedule of Charges
No charge for monthly billing determinants used by the Company for billing purposes.

Supplier Service
Interval Data Services:
1.  Telemetering Interval Data Access
Schedule of Charges
$ 25.00 per current month, $ 50.00 per historic month

Interval Data Services:
2.  Load Pulses Output
Schedule of Charges
Agreed-upon price depending upon the equipment required and labor time.

Interval Data Services:
3.  Extended Metering Service
Schedule of Charges
Installed cost of equipment and any ongoing charges.

Interval Data Services:
4.  Special Requests
Schedule of Charges
Agreed upon price depending upon the equipment required and labor time.

Supplier Services:
Customer Load Analysis
Schedule of Charges
$ 60.00 per hour

Supplier Service
Customer Service
Schedule of Charges
$ 1.10 per minute

Supplier Service
Billing and Payment Service
Schedule of Charges
$ 0.50 per bill rendered
$ 100.00 minimum charge per month
$ 95.00 per hour of labor for initial programming
$ 50.00 per hour of labor for rate maintenance and error correction.

Supplier Service
Collection Service
Schedule of Charges
0.252% of total monthly receivable dollars

     Aside from a request from the New Hampshire Consumer Utilities Cooperative to consider free or reduced service charges for public interest aggregators, no party commented on the proposed fees. Since these are new services that will impose additional costs on the Company, they are proper for recovery from suppliers taking the services.

h.   Special Contracts

     In considering the Settlement Agreement's provisions concerning Special Contracts, we are called upon to decide three issues. The first is whether to approve the set of options proposed by the Settlement Agreement under which Special Contract customers could elect whether to choose an alternative supplier for their power.

     No party objected to the proposal to give Special Contract customers the three options set forth in the Settlement Agreement. Those options appear to provide reasonable opportunities for Special Contract customers to either secure transition service from PSNH, or to shop for alternative supply arrangements by either unbundling their contracts or terminating them. Accordingly, we approve the provisions of the Settlement Agreement with respect to amendments to the terms of the Special Contracts. While the Company states that the terms of Special Contracts are dictated by the contracts, those contracts are subject to the authority of the Commission.
As we stated in Order No. 23,139, February 8, 1999, the Commission "retains jurisdiction over all contracts filed with it for its approval." Id. at 7 (citation omitted). As we did in Docket DR 98-139, however, we will require the Company to present amendments to the contracts to those customers for their acceptance, and for filing with the Commission. We also will require the Company to keep the Commission informed periodically as to the elections that such Special Contract customers have made with respect to the additional options provided as a result of the Settlement Agreement.

     With respect to the difference in revenues between those expected under the Special Contracts and those that would be received had the customers been billed at the tariffed rate appropriate for their usage patterns, OCA and Great Bay assert that we cannot and should not approve the Company's proposal that no such revenues be imputed to it, when determining the appropriate delivery service revenue requirements of the Company.

     In the context of this complex Settlement Agreement, we will not adjust the Company's revenue requirements for alleged shortfalls in receipts associated with Special Contract customers during the initial delivery service period. During the rate case anticipated at the end of the 30-month initial period, there will be ample opportunity to examine the extent to which non-Special Contract customers are being put at risk of making up a shortfall in revenues as a result of the rates being paid by such customers. As we have stated before, approval of these amended Special Contracts does not mean that recovery of lost revenues resulting from the discounted rates under those contracts would be appropriate when the contracts are ultimately considered in the context of a rate proceeding.

     With respect to the relationship between the delivery service charge and the SCRC for Special Contract customers, our decision that Transition Service rates must be increased by 3 mils per kWh requires that we consider further the impacts of the Company's special contract pricing proposal. (FN 28)
There are several ways to deal with the increase. The Special Contract rates can be increased. Another option would be to hold the total average special contract rate constant, and either recover the 3 mils per kWh increase in the Transition Service rate from other customers or require the Company to absorb it.

     We note that, depending on which option the Special Contract customer chooses, the Company's proposal amounts to an amendment to the Special Contract. We will direct the Company, if it accepts the conditions for approval of the Settlement Agreement, to make a proposal for treatment of the revenue and rate impacts of the increase to Transition Service rates with respect to Special Contracts, as part of its compliance filing.

P.   OTHER MATTERS

1.   PSNH/NHEC Settlement

     The Settlement Agreement, as filed originally, modeled sales from PSNH to NHEC, PSNH's largest wholesale customer, through June 30, 2000. Thereafter, the model assumed PSNH received revenue associated with NHEC ski areas served under special contracts and the demand-related charges from NHEC consistent with the FERC's order on rehearing in the PSNH/NHEC Amended Partial Requirements Agreement (APRA) dispute. (FN 29) On September 30, 1999, PSNH and NHEC entered a settlement agreement (PSNH/NHEC settlement) which resolves all disputes concerning the APRA.

     The PSNH/NHEC settlement provides that all services from PSNH to NHEC would terminate on January 1, 2000. As compensation for terminating the APRA, NHEC would make an $18 million termination payment to PSNH on or before December 31, 1999. PSNH and NHEC amended and restated the PSNH Interruptible Contract (Amended Interruptible Agreement) which applies to the ski area load served by NHEC under special contract. Sales to NHEC's ski areas will continue in effect for the term of their contracts as amended and the revenues from the NHEC ski area contracts will be used as an offset to Part 3 stranded costs, if the Settlement is approved. The Seabrook power contract ("Buyback Agreement") remains in effect until July 1, 2000. Based on the PSNH/NHEC settlement, PSNH will reduce the stranded asset balance by the $18 million termination payment from NHEC and write off an additional $6.2 million upon approval of the Settlement. The new delivery revenue, estimated to be $2 million per year, will be credited to SCRC Part 3 stranded costs during the initial 30-month delivery period and thereafter it will be credited to the distribution rate.

     Some parties question whether the PSNH/NHEC settlement increases stranded costs to PSNH's customers. Staff Advocates, after conceding the difficulty in estimating the value to PSNH of the APRA, estimate a value due to the loss of the APRA at either $42 million or $92 million depending upon whether NHEC would have replaced PSNH sales with Qualifying Facilities. Ph. II, Ex. 104 at 51. Others (Long/Hall and Cannata/Antonuk) believe the PSNH/NHEC settlement provides benefits to PSNH's customers that are comparable to, if not greater than, that expected if PSNH had remained in the APRA and provided NHEC power under the APRA as clarified by the FERC.

     Whether the PSNH/NHEC settlement is a benefit or cost to customers hinges on what level of power NHEC would have received over the term of the APRA from Qualifying Facilities to replace PSNH sales. No exact number is possible, of course, to ascertain the loss of PSNH sales to NHEC, but the record supports that a considerable level of QF sales were possible and did, in fact, occur during November and December 1999. Ph. II, Tr. Day XVII, at 43-44. The use of the $18 million termination payment, the write-off of $6.2 million, and the credit of $2 million per year to Part 3 stranded costs during the 30-month delivery service period is a fair and reasonable outcome to the issue of whether stranded costs were mitigated by PSNH entering into the PSNH/NHEC settlement. The PSNH/NHEC settlement allowed NHEC to move to retail competition on January 1, 2000, end APRA and implement a substantial rate reduction for its customers. By doing so, the PSNH/NHEC settlement meets the intent of 1999 N.H. Laws Chapter 289, to have an equitable resolution of the longstanding and difficult problems between these two utilities so the benefits of restructuring can be available to NHEC's customers in a similar time frame and manner as they are to PSNH's customers. No further considerations are warranted on this issue.

2.   Systems Benefits Charge

     Under the Settlement Agreement, customers would pay a systems benefit charge, at a level determined by the Commission, to fund certain programs including but not limited to the Low-Income Electric Assistance Program and energy efficiency programs. PSNH would provide a Low-Income Energy Assistance Program that is consistent with the one proposed by the Commission's Low-Income Working Group, consistent with the decision of the Commission in the Final Plan. Under the EAP as approved, the mil-rate to fund the program would be 1.5 mils per kWh, collected on all kWh.

     With respect to energy efficiency, the Commission would decide the appropriate level of funding for any energy efficiency programs to be paid for through per-kWh rates that are equal for each class, at least at the outset. The Settling Parties contemplate that actual efficiency program designs and budgets, and associated system benefits charges, will be decided in conjunction with the Commission's review of the report of the Energy Efficiency Working Group. Pending that review, prior to Competition Day, PSNH would spend the amounts heretofore ordered by the Commission for energy efficiency programs. For the period of time after Competition Day, so long as the Commission has not rendered a decision about energy efficiency programs, charges for energy efficiency programs would be 1 mil per kWh during the first year, 1.5 mils during the second and 2.5 mils during the third.

     The total Systems Benefits Charge would be no more than 2.5 mils in the first year after Competition Day, 3 mils in year two, and 4 mils for years three and following, subject to later adjustments in either direction based on decisions of the Commission after consideration of the results of the Working Groups. While the Settlement Agreement calls for the energy efficiency charge to be collected in equal cents per kWh for all classes, the Director of the Governor's Office of Energy and Community Services testified that Settling Parties contemplate that the specific design and amount of such charges can be altered in the future by the Commission, as circumstances suggest.

     The State Team asserted that the proper forum for decisions about efficiency and spending is the Energy Efficiency Working Group proceeding. The State Team describes the Settlement's provisions on energy efficiency as a "placeholder", until the Commission rules on the EEWG's recommendations. The energy efficiency provisions of the Settlement drew support from a number of parties, and no party to this proceeding opposed the low-income assistance program, or "EAP."

     We approve the Settlement Agreement's provisions. As the Commission stated in our Final Plan,

We are convinced that, in addition to the direct benefits provided to low income customers, there are many societal benefits which accrue from the establishment of a low income assistance program.... [A] low income assistance program would have the effect of reducing the utilities' uncollectible accounts, which is a cost of service item recovered from all customers. Additionally, ... it is possible there will be a beneficial impact on property taxes as low income bills are made affordable and fewer municipal funds are needed for crisis assistance.

     We continue to believe that these are all valid benefits that accrue to society as the result of a low income program. The Company has participated actively on the Low Income Working Group, and substantial efforts are already underway to prepare for implementation of EAP. We note that the funding required for such a program will vary with need, and will be limited by the cap established by RSA 374-F:4, VIII(b). In addition, as we have done in the case of Granite State Electric, to the extent that the low income is not utilized as anticipated, the SBC will be adjusted downward.

     Energy efficiency can be a valuable tool in meeting the Restructuring Act's goal of obtaining reduced electricity costs for consumers with minimum adverse impacts on the environment. RSA 374-F:1. The Commission has been exploring possible ways to reduce subsidies while continuing to assist customers in overcoming market barriers to maximizing the efficiency of their electricity usage. Greater efficiency will not only help mitigate adverse environmental consequences of electricity use, but will also assist the New Hampshire economy in maintaining its strength and resilience over the long term. With respect to energy efficiency programs, the Commission will have a full opportunity to address the questions of program administration, overall energy efficiency funding levels, class-specific programs, and class-specific charges in the context of our ongoing review of the report of the Energy Efficiency Working Group. The proceedings of the Commission in reviewing the report of the Energy Efficiency Working Group will enable the Commission to balance these opportunities against the rate impacts of energy efficiency charges.

3.   Environmental Issues

     The preservation and amelioration of our natural environment has been raised in a number of contexts in the course of reviewing the Settlement, including considerations of energy efficiency, treatment of the proposed environmental remediation fund, questions of sale or retention of nuclear generating facilities, and allocation of responsibility for decommissioning such nuclear plants. In this section, we will consider the proposal of CLF and SAPL (opposed by the Settling Parties and the OCA) to require PSNH to cause its presently operating Newington, Schiller and Merrimack generation facilities to comply with emissions standards for newly built coal and oil-fired power plants.

     RSA 374-F:3, VIII provides that "[o]ver time, there should be more equitable treatment of old and new generation sources with regard to air pollution controls and costs." The Company's witnesses McDonald and Large testified to the significant reductions in SO2 and NOx achieved by PSNH at its Merrimack and Schiller plants in the period since the passage of the restructuring statute. PSNH has installed Selective Non-Catalytic Reduction
(SNCR) technology at Schiller Station, and a Combustion Tempering NOx control system at its Newington Station (along with facilities to permit Newington station to use cleaner gas for combustion when cost-effective). In 1999, PSNH also installed the first utility application of Selective Catalytic Reduction (SCR) to a coal-fired plant at Merrimack Unit 2, and installed SCR at Merrimack Unit 1.

     All these efforts have significantly reduced the levels of emissions at PSNH's plants. In 1999, PSNH had already achieved more than a 75 percent reduction in NOx emissions below baseline levels. The Commission has supported PSNH in these efforts, most recently by permitting the Company to retain some of the funds from the sale of future NOx credits for use in funding emissions control technology, rather than passing them back immediately through the FPPAC. However, we are aware that new plants have tougher standards to meet than PSNH's units.

     As we said in our initial Restructuring Plan in 1997, environmental improvement is an "indispensable public good for which the state and the nation must make adequate provision." At that time, the Commission concluded it would be inappropriate "to independently establish environmental improvement policies related to electric generators selling power in New Hampshire." Statewide Electric Utility Restructuring Plan, 82 NH PUC 122, 190 (1997). In that Order, the Commission stated:

We do not have the expertise or resources to establish and enforce environmental policies, and we do not have broad environmental regulatory authority to optimize environmental regulation.

Id. at 191-92. The proponents of what CLF describes as "environmental comparability" have not, on the record before us, provided evidence that would overcome the inherent paucity of technical expertise, in a commission established to oversee economic markets, necessary to evaluate their proposal. They presented little evidence as to costs and benefits to consumers of the investments they ask us to require, and what was proffered relied on secondary or non-expert sources, and was not susceptible to rigorous analysis. Further, it appears that the comparability provisions agreed to by utilities in Massachusetts lack meaningful enforceability, in light of the preconditions for implementation, such as action by utilities in upwind states which is considered unlikely. Given the doubts concerning the Commission's authority to impose an "old-source review" requirement, and the fact that such a condition was strongly resisted by the Settling Parties, we decline on this record to adopt the proposed condition.

     We stress, however, that the Commission has the authority to take other actions that have as their objective the achievement of long-range environmental sustainability. The Commission agrees with CLF that it must keep this long-range objective in mind and not sacrifice it to shortterm rate relief. The Settlement Agreement itself proposes a significant increase in the funding for energy efficiency in the PSNH service area. The Commission will shortly be opening a rulemaking docket to address net metering of small-scale distributed generation such as photovoltaics. We have elsewhere in this Order considered and rejected PSNH's proposals (not a part of the Settlement Agreement) to eliminate or discourage use by customers of load control and load management tariffs.

     Further, nothing in the Settlement Agreement precludes us from considering further actions in an appropriate proceeding. Such regulatory actions might include, but are not limited, to delinking the earnings of transmission and distribution utilities from their sales through a "revenueper-customer" cap, designing rates in a manner that encourages energy efficiency, facilitating the use of distributed generation technology that creates less emissions than traditional centralized generation, and fostering additional conservation financing options for consumers.

4.   Millstone 3

     The Settlement Agreement provides that on or before Competition Day, PSNH will transfer its ownership share of Millstone 3 to an affiliate at zero cost. PSNH's net book investment in the unit (immediately prior to its transfer) will be eligible for recovery as a Part 1 stranded cost. The decommissioning costs associated with this share of the unit are recovered as a Part 2 stranded cost. If the transfer by PSNH to an NU affiliate is delayed, the Settlement Agreement provides that the output is to be sold on the market and all net proceeds are applied to reduce stranded costs.

     Towards the close of the hearings, PSNH witness Long testified that it may not be possible to transfer the ownership to another NU affiliate company so quickly because of the need to receive NRC approvals. PSNH has therefore proposed that it would functionally separate the ownership from PSNH, NU would be responsible for all costs and revenues, and the Company would account for it as though it had been transferred without having to go through the actual transfer.

     The State Team did not indicate that it was opposed to this amendment to the Settlement Agreement, and no other party voiced any opposition. The Commission finds that the proposed treatment of functionally separating the ownership share by accounting for the transfer as if it had occurred is a reasonable change to the Settlement Agreement and consistent with its provisions regarding Millstone 3, and will approve it.

5.   Depreciation

     With respect to the issue of depreciation expense and the proper accrual rates for PSNH's fixed assets, we approve the revised accrual rates as recommended by Non-Settling Staff witness James Cunningham pursuant to our authority under RSA 374:10. Mr. Cunningham's recommendation results from PSNH's 1997 depreciation study, a study which is preferable to the outdated 1986 study. The revised accrual rates reduce PSNH's total depreciation expense by $7.3 million on a total company basis prior to divestiture of generation assets. The Commission directs the Company to implement the revised depreciation accrual rates effective with the date of this order. This change will provide greater accuracy in PSNH's depreciation expense and the resulting impact on the Company's reported earnings, as well as the impact on stranded costs. By implementing the revised rates for the fossil/hydro assets now, which are higher than those currently being used, stranded costs will be reduced by up to $1.5 million annually through a reduction of the net book value of these assets without any corresponding change in customer rates.

     The Commission specifically approves the 10-year life extension of Transmission and Distribution assets as proposed in the Settlement Agreement. By booking these new rates immediately, depreciation expense is reduced by about $9.2 million and will not be overstated during the IDCP when the basis for the delivery rate case at the end of the period is established. This will also provide for a more accurate measurement of PSNH's earnings during the IDCP. We further require PSNH to prepare and file as a part of its delivery rate case at the end of the IDCP a revised depreciation study so that rates can be reviewed at that time.

     With respect to the issue of dismantlement costs continuing to be included in Merrimack Station Unit 1, Exhibit 77 from Phase I of the hearings shows that PSNH had recovered 100 percent of its estimated dismantlement expenses by 1995. Since that time, the Company has continued to accumulate reserves in excess of its estimated dismantlement requirements. We agree with Staff witness Cunningham that PSNH should not continue to accrue these costs which are approximately $1 million annually. In the event that Merrimack Station and other steam production facilities should still be owned by PSNH when dismantlement of the plant begins, PSNH can come before this Commission and request recovery of costs which it may not have previously recovered through its prior depreciation accruals. Until such time, we will not allow the company to continue to recover dismantlement costs in its depreciation rates.

     Another related issue discussed by Mr. Cunningham is that of extending the life of Merrimack Unit 1. He has recommended that, based on the capital additions made by PSNH during the 1996-1999 time period, it makes sense to extend the life for depreciation purposes from 2002 to 2005. Although the Company's position is that its 1997 depreciation study utilizes a 2002 deactivation date, PSNH has given no indication that Merrimack Unit 1 will be deactivated in 2002. We therefore believe that, based on Mr. Cunningham's recommendation, it is appropriate to provide for an extended life for Merrimack Unit 1 and to calculate depreciation for the unit accordingly.

     The Company has also proposed to provide amortization of easements. Mr. Cunningham has recommended that such a proposal be rejected since easements, like land, have no determinate life. PSNH did not substantively rebut this position, except to state its disagreement. Ph. II, Tr. Day XIX, at 219. Therefore, we will accept Mr. Cunningham's recommendation and not allow for amortization on easements.

     Mr. Cunningham has also recommended that certain General Plant accounts of PSNH be depreciated using industry average lives. He indicates that the depreciation study did not provide documentation to support the proposed lives for accounts 391, 393, 394, 395, 397, and 398. Again, PSNH did not substantively rebut Mr. Cunningham's recommendation, except to state its disagreement. Ph. II, Tr. Day XIX, at 220. Therefore, until PSNH files its new depreciation study at the conclusion of the IDCP, the company should use industry average lives for these accounts.

     With respect to the Company's proposal to amortize rather than depreciate certain General Plant accounts, Mr. Cunningham has recommended further study. He indicated that some of the General Plant accounts that PSNH indicated were "low dollar value" actually contain a number of individual plant items that have high dollar value. Ph. II, Tr. Day V, at 143-144. Therefore, until PSNH files its new depreciation study at the conclusion of the IDCP, the Company should continue to use depreciation rather than amortization.

     Finally, Mr. Cunningham has addressed the issue of the reduction of net salvage values for certain accounts. These include Structures and Improvements from 20 percent to zero; and Office Furniture, Shop Tools, and Power Operated Equipment from 10 percent to zero. He indicates that the depreciation study provided no documentation for such reductions. Except to state its disagreement with it, PSNH has provided no substantive rebuttal to this position. Ph. II, Tr. Day XIX, at 221. Therefore, we will accept Mr. Cunningham's recommendation and not allow reductions in salvage values. This issue may be revisited when PSNH files its updated depreciation study at the conclusion of the IDCP.

6.   Small Power Producers

     The single largest component of PSNH's stranded costs is the cost associated with purchases from facilities providing power to PSNH under the Public Utilities Regulatory Policies Act (PURPA) and the Limited Electrical Energy Producers Act of 1978 (LEEPA), RSA Chapter 362-A. Mr. McCluskey estimates the stranded costs of small power producers at $710 million, present value. The Settling Staff state that the Settlement Agreement uses a present value of $800 million as the level of stranded costs due to SPP
purchase commitments by PSNH.   Estimates of the above market costs due to
small power producers are based on the estimated, discounted annual revenues that would be paid to the small power producers over the terms of their rate orders minus their annual, discounted expected market values.

     Stranded costs due to mandated purchases from the small power producers are recoverable under Part 2 Stranded Costs in the Settlement Agreement.
Many parties to this proceeding have expressed concern over the magnitude of the above market costs from SPPs. Rep. Bradley states that reducing the costs of SPPs is critical to the "long-term economic vitality of New Hampshire's economy" (Br. at 14). He recognizes that buy-downs may not be possible prior to implementation of the Settlement Agreement. He would support further monetary improvements to the Settlement Agreement if no buy-downs are consummated prior to Competition Day in order to keep the savings level at 18 percent as he believes the Transition Service prices will erode the 18 percent rate decrease. As a potential offset to further "monetary improvements" by PSNH to the Settlement Agreement, Rep. Bradley would allow PSNH to share in the savings that would result from buy-downs of SPP rate orders. Rep. Bradley would allow PSNH to use $75 million of securitization for SPP buydowns. The $75 million would come from the elimination of $75 million of securitization related to the Acquisition Premium allowed by the
Settlement Agreement.   BIA also recognizes the significant cost of the SPPs
and proposes backto-back auctions of SPP power, similar to what has been used in Maine, as a way to minimize the costs of the SPP rate orders.

     Whether the actual stranded costs of small power producers is $710 million or $800 million, we agree with Rep. Bradley that the absolute level of stranded costs associated with the small power producers could have serious and adverse effects on the New Hampshire economy until the SPP's rate orders terminate. We remain disappointed that PSNH did not consummate the BioEnergy Corporation agreement we approved conditionally in Order No. 22,479 (January 15, 1997) and clarified on February 17, 1998 based on BioEnergy's Motion for Rehearing (see Order No. 22,848); however, we believe the benefits
of the Settlement Agreement warrant moving forward as soon as possible.   The
Settlement Agreement, consistent with RSA 374-F:3 XII(b), allows for the recovery of the over-market power purchases made in accordance with state or
federal mandates and we will approve them as such. SA, at ll:541-561.    If
PSNH can reach an agreement with one or more of the SPPs, and we encourage PSNH and the small power producers to try and reach an agreement as soon as possible, we will allow PSNH to use an appropriate level of securitization, if necessary, to effectuate the buy-downs or buyouts of SPP rate orders.
The potential savings of renegotiated SPP agreements decrease with the passage of time. To emphasize the importance of time's effect on the value of SPP mitigation, we find a shared savings approach to SPP mitigation to be in the public interest. We will allow PSNH to retain 20 percent of the savings due to agreements reached between PSNH and SPPs before the end of one year from the date of this Order that are subsequently approved by the Commission; thereafter, PSNH's share will fall to 10 percent for one
additional year.   We find that the marketing provision of power from SPPs
contained in Section IX (B) (2) and (3) of the Settlement Agreement is sound and that no changes are necessary or required.


7.   Settlement Agreement Language Regarding Binding Effect Of Commission
Approval

     The Commission has previously addressed its concerns with certain language appearing on page 73 of the Settlement Agreement which provides that the Commission's approval "shall endure so long as necessary to fulfill the express objectives of this Agreement" and that such approval "is binding with respect to matters contained herein." In Order No. 23,346, issued November 16, 1999, the Commission stated that:

     The general purpose of this language would appear to restrict the ability of later Commissions to alter in any way the decisions embodied in the Settlement Agreement once it is approved. With regard to the creation of an irrevocable property right in the receivables that would be used to retire Rate Reduction Bonds, should securitization be approved, such a limitation on future Commissions would be appropriate within the language of the statute creating such a property interest. However, beyond that unique instance where it is contemplated that the Legislature would specifically limit the Commission's authority, we reiterate a conclusion we have previously stated in a similar context: "We do not believe we have the authority to bind the State of New Hampshire, other state agencies or future Public Utilities Commissions." Public Service Company of New Hampshire, 82 NH PUC 21, 24
(1997).

     By statute, we are vested with the express authority, upon notice and hearing, to "alter, amend, suspend, annul, set aside or otherwise modify any order" we issue. RSA 365:28; see also RSA 365:25 (providing that rates authorized by Commission "shall remain in effect until altered by a subsequent order of the commission"). In our view, only the Legislature can divest the Commission of powers that the Legislature has specifically vested in us and our successors.

     The Commission then determined that it would not approve the above-quoted language as part of the proposed Settlement Agreement, and offered the Settling Parties three options: (1) to remove the offending language from the Settlement Agreement altogether; (2) to accept the imposition by the Commission of a condition that will render the language in question inoperative; or (3) to seek a Legislative remedy of this matter.

     Prior to the start of the Phase II hearings, neither the State Team nor PSNH indicated whether they would accept any of the offered alternatives, nor did they state that the Commission's determination to render this particular language ineffective would cause the signatories to withdraw from the Agreement or modify their concurrence.

     During the first day of Phase II hearings, several of the Non-Settling Parties requested that the Commission require the Settling Parties to indicate their position on this issue. After much discussion of this issue, PSNH responded that, "[i]n the event that the Commission changes the agreement with respect to this one particular issue, that will not cause the Company to reject the Settlement." Ph. II, Tr. Day I, at 139:21.

     Accordingly, the Commission reaffirms its previous decision on this matter and finds that the conditional approvals granted in this Order are subject to the further condition that the Settlement Agreement language referenced above shall be interpreted in a manner that is consistent with the statutory authority of the Commission and shall not create any greater binding or precedential effect than that which is normally accorded a final order of the Commission.

8.   Resumption Of Dividends

     Section XIV (B) of the Settlement Agreement provides that PSNH will not make dividend payments to its parent, NU, until the earliest of the date the write-offs associated with the Agreement are taken, or the date the Agreement is terminated or disapproved by the Commission. PSNH remains subject to a restriction against its payment of dividends to its parent NU. This restriction was extended by the Commission in PSNH's most recent financing case, Docket DE 00-016, in Order No. 23,416, issued March 1, 2000.

     The Commission approves the portion of this section of the Settlement Agreement providing for payment of dividends once the write-offs are taken. However, if the Settlement Agreement is terminated, PSNH will remain under the dividend prohibition until such time as the Commission orders otherwise.

9.   Notification By Settling Parties In Response To Commission Modification

     Section XVII (D) of the Settlement Agreement provides that if the Commission does not approve the Agreement in its entirety, without modification, the Settling Parties shall have an opportunity to amend or terminate the Agreement. The Commission has determined that the Settling Parties shall notify the Commission within ten days of the date of this Order whether they will accept the Commission's conditions for approval and modify the Settlement Agreement accordingly.

10.   Summary of Estimated Rate Effects of Order

     The changes we will require to stranded cost recovery and Transition Service rates will result in changes to the overall percentage rate decrease resulting from the Settlement Agreement. With our determinations on rate design issues, this Order will also affect the allocation of costs to classes, and the percentage decrease each class may expect. The Commission will require the Company to redo its financial model to reflect the changes as described in this Order, and to make a proposal for its recovery of net Hydro-Quebec costs, including allocation of such costs to classes. Until the Commission reviews the results of the Company's modeling, it is not possible to state with precision the resulting overall average rate, the average rate per class, nor the associated percentage decreases by class. However, based on our preliminary estimates, we expect that the average overall rate reduction will be approximately 18 percent. The table below provides an estimate of the class-by-class and component-by-component effects of this Order.

Summary: Estimated Average Rates by Class and Estimated Average Percent Reduction in Rates by Class

Rate Class

Residential
DSC  3.731
SCRC  3.555
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  7.69
TS  4.00
Total Rate  11.69
% Decrease  19.56%

Small General
DSC  2.819
SCRC  3.400
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  6.62
TS  4.00
Total Rate  10.62
% Decrease  17.36%

Primary General
DSC  1.424
SCRC  3.270
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  5.10
TS  4.00
Total Rate  9.10
% Decrease  17.16%

Large General
DSC  1.166
SCRC  3.046
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  4.62
TS  4.00
Total Rate  8.62
% Decrease  15.79%

Outdoor Lighting
DSC  13.306
SCRC  3.400
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  17.11
TS  4.00
Total Rate  21.11
% Decrease  18.27%

Overall Average
DSC  2.80
SCRC  3.400
SBC  0.25
Tax  0.055
HQ  0.1
Total DSC  6.605
TS  4.00
Total Rate  10.61
% Decrease  18.23%


Q.CONDITIONS TO SETTLEMENT AGREEMENT

     In summary, the Commission has determined that it will accept the Settlement Agreement as being in the public interest and consistent with New Hampshire law, and as a final resolution of the dockets listed therein, subject to the following conditions:

1.   Amendments to Stranded Cost Recovery

               a) PSNH shall credit the Accumulated Deferred Income Taxes associated with Part 3 non-securitized stranded costs at the stipulated rate of return, rather than at the return on the Rate Reduction Bonds as provided for in the Settlement Agreement. This will reduce stranded cost recovery by approximately $22.4 million.

               b) PSNH shall not be allowed to recover the HQ support payments as a stranded cost, and must credit its Part 3 Stranded Costs accordingly; it will be allowed to recover the ongoing support payments with an offset for any revenues received in a manner subject to further Commission review. In addition, the Recovery End Date shall be adjusted to account for this reduction in Part 3 Stranded Costs.

               c) Section VIII (K) of the Settlement Agreement, relating to the Commission's determination of a confidential minimum bid for Seabrook, shall be modified to eliminate the phrase, "based on comparable transactions and" from page 50, line 1420 of the Agreement.

               d) Part 3 Stranded Costs shall be reduced by $78.6 million to reflect a credit of the $65.6 million generation-related regulatory liability and $13 million deferred receivable.

               e) PSNH is directed to recalculate the Recovery End Date in accordance with the terms of the Settlement Agreement and the recalculated SCRC, with the limitation of a two-month "cushion." In addition, because of the elimination of $62 million associated with HQ from Part 3 stranded costs, PSNH is also required to propose, within ten calendar days of this Order, an additional adjustment to the Recovery End Date to reflect the smaller total of Part 3 stranded costs.

               f) The Commission will direct PSNH to make a compliance filing of a forecasted rate path and supporting schedules incorporating the changes to stranded costs as indicated, including the changes as outlined in
Exhibit 86 from Phase I, within ten calendar days of this Order. In addition, this filing shall incorporate corrections for the items agreed to by PSNH during the hearings, including treatment of the NOx credits, the loss on reacquired debt, and the credits to the FPPAC.

2.   Transition Service

               a) In order to reduce expected deferrals of stranded cost recovery, and to send customers more realistic price signals, the price for Transition Service will be changed to 4.0, 4.1, and 4.2 cents per kWh over the three years of the Transition Service period, an increase over the 3.7, 3.8, and 3.9 cents per kWh in the Settlement Agreement.

               b) We will allow PSNH to use existing resources on an interim basis to provide Transition Service.

               c) The Commission finds that the process outlined by the Settling Parties for awarding Transition Service is appropriate. Affiliates of PSNH will not be prevented from bidding. Because a PSNH affiliate intends to bid on Transition Service, PSNH must hire an independent consultant to conduct the process for acquiring Transition Service, and Commission Staff will have plenary oversight authority.

3.   Securitization

               a) The Commission will, subject to legislative approval, allow $688 million to be securitized, including $17 million for issuance expenses. The $37 million decrease in securitized stranded costs will be shifted back to Part 3 stranded costs. We recognize this changes the PSNH model shown in Exhibit 86; therefore, we expect PSNH to reflect those changes in its filing indicating whether it accepts the conditions in this Order.

               b) If the Company is able to negotiate reductions in its existing SPP rate order obligations, as set forth in Sections VIII (G)(3) and
(P)(6) of this Order, the Commission will consider allowing an additional amount of securitization up to $37 million.

               c) We determine that the term "Stipulated Rate of Return" incorporates a return on equity of 8 percent after tax, an equity ratio of 40 percent, and the weighted cost of PSNH's non-securitized long-term debt, as provided in the Settlement Agreement at 10:268.

               d) PSNH's commitment in the Settlement Agreement at lines 1691-1692 to "cooperate to establish market power measurements and benchmarks that may be used to monitor how the ISO-NE power marketplace is operating," must be modified. First, NU must join in this commitment because PSNH participates in NEPOOL through NU. Second, the phrase "that may be used" must be replaced with the phrase "that will be effective." Finally, we will require PSNH to file reports quarterly with the Commission, through the IDCP, of the positions of NU or any NU affiliate regarding market power monitoring and mitigation efforts in NEPOOL, before the ISO or before FERC.

4.   Stranded Cost Recovery Charge

          The Commission has determined that, for the initial delivery charge period, the SCRC shall be based on a melding of OCA' s recommended approach and the Company's mechanism, by adjusting the SCRC for each class to a point halfway between the SCRC produced by the Company's mechanism and an equal cents-per-kWh basis as proposed by OCA.

5.   Proposed ConEd/NU "Merger"

          The Commission finds that there has been no agreement between Settling Parties on the issues of the standard of review of the merger and whether merger savings may be required to be passed through to ratepayers during the 30-month IDCP. As a result, the Commission concludes that there is nothing in the Settlement Agreement that would prohibit it from taking action on these questions in the context of the merger docket. The Commission will defer to Docket DE 00-009 the particular questions concerning the standard of approval by which the transaction is to be reviewed and the nature and extent of any conditions that should be placed on our approval of the merger. We will take administrative notice in Docket DE 00-009 of the record in this docket to preserve the record on these issues.

6.   Asset Divestiture

               a) PSNH affiliates are precluded from bidding on PSNH's generation assets. This ban would also apply to Consolidated Edison companies if its proposed merger with Northeast Utilities is completed prior to the initiation of the divestiture process. The Commission has determined that it is not necessary to ban Consolidated Edison companies from bidding on PSNH assets during the pendency of the merger proceedings.

               b) The Commission directs PSNH to inquire of Consolidated Edison whether any of its companies intend to bid on PSNH's assets. PSNH shall furnish the Commission with a written response from Consolidated Edison no later than two weeks from the date of this Order. If Consolidated Edison indicates an intent to bid or an unwillingness to make its intentions known by the date indicated above, PSNH must hire an independent contractor, acceptable to the Commission Staff, to conduct the asset sale.

               c) PSNH and NU are required to take whatever additional steps are necessary (including, but not limited to adopting a code of conduct in consultation with PUC Staff) to make the asset divestiture process "fair, equitable and impartial to all bidders" as is required by line 1155 of the Settlement Agreement.

               d) PSNH is required to treat Consolidated Edison and the so-called "NU bid team" as it would any other prospective buyer of the Company's generating assets in accordance with the proposed code of conduct governing the asset divestiture process.

               e) The divestiture of PSNH's fossil assets shall be separated from the sale of its hydro assets. The divestiture of the fossil assets shall occur first and the sale of the hydro assets shall occur between six months and one year following "Competition Day" to accommodate the special timing needs of municipalities as set forth in Section VIII (M) of this Order. The Commission will not accept the GOECS and BIA proposal for linked bids.

               f) PSNH shall inform all bidders of the "Key Terms of Sale" as detailed in the MacDonald/Large pre-filed testimony in Phase I.

7.   Municipal Participation in Auction and Proceeds from Sale of Garvins
Falls Land

               a) The restriction in the Settlement Agreement to limit municipal participation in the second round of asset bids must be removed from the hydro auction process.

               b) Municipalities shall be able to purchase facilities outside of their municipal borders. The municipalities should not be given any special treatment for such purchases other than to address time and flexibility concerns as noted above.

               c) The Commission finds that it is reasonable for the City of Concord to have input in the development of the auction criteria for this parcel. However, such participation shall be limited to the City's review and comment on the proposed auction criteria.

               d) The Commission requires a change to the Settlement Agreement regarding the three parcels of land identified at 46:1317-1321 of the Agreement: any parcels of land at the three sites that are below the line shall be subject to the 50/50 sharing of the amount by which the net proceeds exceed the net book value; any parcels that are above the line, 100 percent of the net proceeds from the sale of those parcels shall be used as a credit against stranded costs.

               e) The Commission has determined that Exhibits 195, 196, and 197 are irrelevant to this proceeding, will not be made a part of the record, and will be returned to the City of Manchester.


8.   Nuclear Decommissioning

          The Commission accepts PSNH's clarification that customers will be entitled to a refund of any overpayments from PSNH's customers which result from "decommissioning costs paid via present 'bundled' rates or via future 'unbundled' SCRC charges." Ratepayer contributions to the fund and any earnings related to those contributions must be accounted for in a manner whereby they may be segregated, and the refund of the contributions in excess of need must be assured. PSNH is required, at a reasonable amount of time prior to the sale of Seabrook, to provide the Commission an explanation of how it will assure that such an appropriate mechanism will be in place. The surcharge to ratepayers must be able to be adjusted downward in the event that the estimate of decommissioning costs on which the surcharge is currently based decreases after the sale of the facility, but before the facility is shut down.
17.Rate Design

               a) The Commission will require PSNH's tariffs to cite that the provisions of the Settlement Agreement control in the case of a difference between the two.

               b) The Commission does not approve the closure of the time-of-use and load-controlled rates at this time, nor the intentional limitation of reductions as a tool to promote migration off such rates. The Company will be permitted to renew its proposals during the T&D rate case anticipated to be filed shortly before the IDCP ends.

               c) The Commission denies PSNH's proposal to terminate the Elderly Customer Discount one year after Competition Day.

               d) The Company is required to develop an updated N-5 Interruptible Service tariff, and file it with the Commission, in time to be useful in helping address this summer's peak, with a proposal for any improvements to N-5 that will enhance its usefulness as a reliability tool.

               e) The Commission will not require PSNH to unbundle its T&D at this time, but will reserve the authority to reconsider this issue at such time as we deem appropriate.

               f) The Commission does not approve PSNH's proposed late fees, field collection fees, and service establishment and meter connection fees in this docket, but PSNH may renew its request for such new and increased charges in its next overall residential rate design filing. PSNH's proposed tariffs concerning terms and conditions for energy service providers and line extensions are approved.

               g) With regard to Special Contracts, we will require the Company to present amendments to the contracts to those customers for their acceptance, and for filing with the Commission. We also will require the Company to keep the Commission informed periodically as to the elections that such Special Contract customers have made with respect to the additional options provided as a result of the Settlement Agreement. Further, we direct the Company, if it accepts the conditions for approval of the Settlement Agreement, to make a proposal for treatment of the revenue and rate impacts of the increase to Transition Service rates with respect to Special Contracts, as part of its compliance filing. We will direct the Company, if it accepts the conditions for approval of the Settlement Agreement, to make a proposal for treatment of the revenue and rate impacts of the increase to Transition Service rates with respect to Special Contracts, as part of its compliance filing.

10.   Other Issues

               a) The Commission approves the revised accrual rates and other recommendations of Non-Settling Staff witness James Cunningham and requires their application by the Company.

               b) The Commission finds that PSNH's proposal to functionally separate its ownership share of the Millstone 3 plant by accounting for the proposed transfer as if it had occurred is a reasonable change to the Settlement Agreement and consistent with its provisions, and will approve it.

               c) The Commission will allow PSNH to retain 20 percent of the savings due to agreements reached between PSNH and SPPs that are reached within one year of this Order and are subsequently approved by the Commission; PSNH's share will fall to 10 percent if such agreement is reached within two years and subsequently approved.

               d) The language in the Settlement Agreement at 73:2089-2097 shall be interpreted in a manner that is consistent with the statutory authority of the Commission and shall not create any greater binding or precedential effect than that which is normally accorded a final order of the Commission.

               e) If the Settlement Agreement is terminated, PSNH will remain under the dividend prohibition until such time as the Commission orders otherwise.


     Based upon the foregoing, it is hereby

     ORDERED, that the Settlement Agreement is hereby approved, subject to its amendment consistent with the conditions set forth above.

     By order of the Public Utilities Commission of New Hampshire this 19th day of April, 2000.




/s/ Douglas L. Patch           /s/ Susan S. Geiger      /s/ Nancy Brockway
   Douglas L. Patch                Susan S. Geiger          Nancy Brockway
   Chairman                        Commissioner              Commissioner


Attested by:

/s/ Debra A. Howland
Debra A. Howland
Acting Executive Director and Secretary


Glossary of Acronyms Used in this Order:

Acronym:
ADIT
Term:
Accumulated Deferred Income Taxes

Acronym:
CAP
Term:
Community Action Programs

Acronym:
CL&P
Term:
Connecticut Light & Power

Acronym:
CLF
Term:
Conservation Law Foundation

Acronym:
CRR
Term:
Campaign for Ratepayers' Rights

Acronym:
CWIP
Term:
Construction Work in Progress

Acronym:
DCF
Term:
Discounted Cash Flow

Acronym:
DSC
Term:
Delivery Service Charge

Acronym:
EITF
Term:
Emerging Issues Task Force

Acronym:
EWG
Term:
Exempt Wholesale Generator

Acronym:
FERC
Term:
Federal Energy Regulatory Commission

Acronym:
FPA
Term:
Federal Power Act

Acronym:
FPPAC
Term:
Fuel and Purchased Power Adjustment Clause

Acronym:
FTC
Term:
Federal Trade Commission

Acronym:
GOECS
Term:
Governor's Office of Energy and Community Services

Acronym:
GSEC
Term:
Granite State Electric Company

Acronym:
IBEW
Term:
International Brotherhood of Electrical Workers

Acronym:
IDCP
Term:
Interim Delivery Charge Period

Acronym:
IPPS
Term:
Independent Power Producers

Acronym:
MOU
Term:
Memorandum of Understanding

Acronym:
NAEC
Term:
North Atlantic Energy Corporation

Acronym:
NEP
Term:
New England Power

Acronym:
NEPOOL
Term:
New England Power Pool

Acronym:
NHCUC
Term:
New Hampshire Consumers' Utility Cooperative

Acronym:
NHEC
Term:
New Hampshire Electric Cooperative

Acronym:
NOx
Term:
Nitrogen Oxide

Acronym:
NU
Term:
Northeast Utilities

Acronym:
NUSCO
Term:
Northeast Utilities Services Company

Acronym:
PSNH
Term:
Public Service Company of New Hampshire

Acronym:
PUHCA
Term:
Public Utilities Holding Company Act

Acronym:
PURPA
Term:
Public Utilities Regulatory Policies Act of 1978

Acronym:
RRBs
Term:
Rate Reduction Bonds

Acronym:
RED
Term:
Recovery End Date

Acronym:
ROE
Term:
Return on Equity

Acronym:
SAPL
Term:
Seacoast Anti-Pollution League

Acronym:
SBC
Term:
System Benefits Charge

Acronym:
SCRC
Term:
Stranded Cost Recovery Charge

Acronym:
SEC
Term:
Securities and Exchange Commission

Acronym:
SOHO
Term:
Save Our Homes Organization

Acronym:
SPPs
Term:
Small Power Producers

Acronym:
SPSE
Term:
Special Purpose Securitization Entity

Acronym:
WMECO
Term:
Western Massachusetts Electric Company



New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, New Hampshire 03301-7319





Footnotes

1. PSNH cited the reasons for its bankruptcy as: the magnitude of its investment in Seabrook; the delay in obtaining licensing approval for Seabrook from the federal Nuclear Regulatory Commission; and its inability to realize any return on its investment until Seabrook went on-line, due to the New Hampshire Legislature's enactment of RSA 378:30-a (the "anti-CWIP" law) which prohibits utilities from charging rates that would enable them to recover the cost of construction work in progress prior to a plant's commercial operation.

2. The other interdependent policy principles detailed in the Act include: system reliability, customer choice, regulation and unbundling of services and rates, open access to transmission and distribution facilities, universal service, benefits for all consumers, full and fair competition, environmental improvement, renewable energy resources, energy efficiency, regionalism, administrative processes and timeliness of unbundling rates and services and implementing full, statewide customer choice. RSA 374-F:3.

3. See Statewide Electric Utility Restructuring Plan, 82 NH PUC 122 (1997); see also Statewide Electric Utility Restructuring Plan (Public Service Company of New Hampshire), 82 NH PUC 101 (1997).

4. That day, the Commission also issued orders determining interim stranded cost charges for Connecticut Valley Electric Company, Concord Electric and Exeter & Hampton Electric Companies, Granite State Electric Company and the New Hampshire Electric Cooperative. See Orders No. 22,509-22,511 and Order No. 22,513.

5. For a somewhat more complete history of the federal lawsuit, the reader is referred to Public Service Company of New Hampshire v. Patch, 167 F.2d 15 (1st Cir. 1998) (affirming trial court's granting of preliminary injunctive relief and non-abstention), and Public Service Company of New Hampshire v. Patch, 167 F.2d 29 (1st Cir. 1998) (vacating trial court's injunction ordering Commission to increase rates of intervenor Connecticut Valley Electric Company). Subsequent to those appellate decisions, the U.S. District Court entered an order on August 24, 1999 providing that the litigation is stayed as to PSNH and NU until either the Settlement Agreement is implemented or the Court is notified by the Commission, PSNH or NU that the Settlement Agreement will not be implemented. In addition, the Court stayed a previous order that the Commission proceed forthwith to determine PSNH's interim stranded cost charge.

6. On October 7, 1998, the Commission approved a settlement agreement in connection with Granite State Electric Company (GSEC) and its compliance filing, making GSEC the first New Hampshire utility to offer retail choice to its customers. See Granite State Electric Co., 83 NH PUC 532 (1998). And on December 20, 1999, the Commission gave final approval to plans by the New Hampshire Electric Cooperative (NHEC) to begin retail competition in NHEC's service territory as of January 1, 2000. See Order No. 23,369 (December 20,
1999).

7. Mr. Getz was designated by the Commission to participate in negotiations between PSNH, NU and the Governor's Office on behalf of the Staff of the Commission. Throughout these negotiations, the Commission treated Mr. Getz, Mr. Michael Canata (the Chief Engineer of the Commission) and the rest of the Settlement Staff as if they had been bifurcated in accordance with RSA 363:32. The Commission subsequently formalized this designation in its Order No. 23,299. Mr. Getz signed the MOU, and subsequently the Settlement Agreement, on behalf of the Settlement Staff.

8.  Securitization refers to the issuance of so-called Rate Reduction Bonds
(RRBs), described by the Legislature as: instruments underwritten for recovery by a guaranteed promise of customer repayment as part of the stranded cost recovery charge on a customer's bill. These bonds' irrevocable guarantee of repayment creates a secure expectation of performance and thus allows for an attractive rate of refinancing of a utility's stranded costs. 1999 N.H. Laws 289:2, codified as RSA 369-A:1, V.

9. Cabletron Systems, Inc., Enron, the Campaign for Ratepayer Rights, the Office of Consumer Advocate, EnerDev Inc., and Granite State Taxpayers, Inc.

10. The Commission also conducted a series of public hearings throughout October 1999 in Rochester, Dover, Berlin, Keene, Nashua, Manchester and Concord in an effort to ascertain public sentiment about the settlement proposal.

11. The Commission noted that, with respect to legislative changes, there may be constitutional limits to the power of the Legislature to bind itself in its future exercise of police powers. The Commission deemed that issue to be outside our jurisdiction.

12.  The Settlement Agreement, p. 10, defines "stipulated rate of return" as:
"A rate of return calculated assuming a return on equity of 8% after tax, an equity ratio of 40%, and the weighted cost of PSNH's non-securitized long-term debt. The Stipulated Rate of Return will be computed as of two dates. The first calculation will occur on Competition Day, and will take into account the reduction in long-term debt costs occasioned by the issuance of the RRBs. The second calculation will occur as of the date of closing of the sale of PSNH's fossil/hydro assets and will take into account any additional reduction in long-term debt costs occasioned by the proceeds from the sale of those assets."

13. PSNH guaranteed interest rates of 6.25% if the RRBs issue on or before December 31, 1999; 7.25% if the RRBs issue during the time period between January 1, 2000 through and including June 30, 2000. PSNH states that this rate guarantee will not apply If the RRBs issue on or after July 1, 2000 or if such bonds do not carry a Triple-A Rating.

14. See FERC Order 888, Promoting Wholesale Competition through Open Access Non-discriminatory Transmission Service by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities.

15. PSNH explicitly reserves the right to sell its interest in the Wyman 4 generation station in Maine outside the auction process. However, in the event PSNH does not sell its Wyman 4 interest prior to approval of the Settlement Agreement, this asset would also be included in the auction.

16. According to PSNH witness Mark A. Englander, the expected targeted balance of the capital subaccount is at least 0.50 percent of the RRB issuance amount and the expected targeted balance of the overcollaterization account is also at least 0.50 percent of the issuance amount.

17. This list is largely similar, but not identical, to the list of dockets that were stayed pending the outcome of this proceeding.

18. Appended to Representative Bradley's post-hearing brief is a letter indicating that the Legislative Oversight Committee on Electric Utility Restructuring reviewed the brief and voted 10-0 to express "general support" for his brief as "being reflective of the direction of the Committee's thinking."

19. The testimony of Messrs. Naylor and Kosnaski is described in detail, infra.

20. The State Team's brief also contains the statement that Section XIV(C) of the Settlement Agreement, which discusses sales or mergers, was negotiated before NU began merger discussions with Consolidated Edison.

21. We have assumed an effective date for the base rate decrease of July 1, 2000. In part, this date was assumed to make the comparisons between models simpler. It is the Commission's intent, however, to proceed immediately with Docket No. 97-059 should the Settlement Agreement not be implemented, and therefore this date is a reasonable assumption.

22.  Both figures are a present value based upon a 10 percent discount rate.

23.  August 5, 1998 NU press release quoted in Ph. II, Ex. 103, at 14.

24. We note that the Connecticut Department of Public Utility Control made this same finding with respect to CL&P's interest in the HQ inter-tie. See Ph. II, Ex. No. 110, at 31-33.

25. Mr. Mahoney stated that CL&P had a tariff on file at FERC associated with HQ. It is our understanding that pursuant to FERC Order No. 888, this tariff is applicable to all NEPOOL participants with an ownership interest in the HQ line, and allows for the provision of firm and non-firm point-to-point transmission service.

26. The session law provides that the Commission shall, as part of its order addressing a settlement proposal, "include a determination of whether the implementation of securitization as part of a utility's restructuring plan will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA 369-A:1, X and with RSA 369-A:1, XI."

27. As discussed in Section VIII (F)(4) above, the Commission has determined to deny stranded cost recovery for the HQ transmission support payments, but will allow recovery of this expense on an ongoing basis, and has requested a recovery proposal from the Settling Parties. Thus, the amount included in this chart is an estimation only.

28. In Docket DR 98-139, PSNH sought approval to amend the contracts so as not to increase the rate for such customers as a result of the increase in the FPPAC BA occasioned by the amortization of half of the NU Acquisition Premium. The Company also proposed that it would hold other customers harmless from the effects of this adjustment, during the period up to Competition Day. We approved the Company's proposal, and ordered that the rates approved in that docket would "remain in effect ... until the Commission orders otherwise in compliance with an approved restructuring plan...." Order No. 23,139 at 10.

29. The dispute between NHEC and PSNH revolved around the interpretation of a number of contractual terms emanating from our approval in 1995 of how to set long-term avoided costs for NHEC and our approval in 1996 establishing final guidelines for a retail competition pilot program for NHEC. See Order No. 22,033 in Docket No. DR 95-250. The contractual disputes were decided by the FERC initially on May 29, 1998, with the FERC finding that NHEC could replace PSNH power with purchases from Qualifying Facilities (83 FERC Paragraph 61,224) and that NHEC was only required to purchase as much power as was necessary to serve the needs of its retail customers and that it had no obligation for those retail customers that left NHEC for competitive retail service. 83 FERC Paragraph 61,223. PSNH and others filed for and were granted their rehearing request. On rehearing, the FERC modified its initial decision and granted recovery to PSNH of the revenues associated with the demand-related portion of the APRA. 86 FERC Paragraph 61,174 (February 24,
1999). On September 30, 1999, PSNH and NHEC reached a settlement that resolved all disputes between them concerning the APRA. The settlement was approved in a letter ruling issued by the FERC on December 23, 1999.






Sullima\edgar\23443.txt